UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March 2007

_________________

AMERICAN ISRAELI PAPER MILLS LTD.
(Translation of Registrant’s Name into English)
P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated March 8, 2007 with respect to the Registrant’s results of operations for the year ended December 31, 2006.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's periodical report for the year ended December 31, 2006.

        Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant’s Management Discussion with respect to the Registrant’s results of operations for the year ended December 31, 2006.

        Attached hereto as Exhibit 4 and incorporated herein by reference are the Registrant’s audited consolidated financial statements for the year ended December 31, 2006.

        Attached hereto as Exhibit 5 and incorporated herein by reference are the audited consolidated financial statements of Mondi Business Paper Hadera Ltd. and subsidiaries with respect to the year ended December 31, 2006.

        Attached hereto as Exhibit 6 and incorporated herein by reference are the audited consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the year ended December 31, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD.
(Registrant)

By: /s/ Lea Katz
Name: Lea Katz
Title: Corporate Secretary

Dated: March 12, 2007

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.	Press release dated March 8, 2007.
2.	Registrant's periodical report.
3.	Registrant's management discussion.
4.	Registrant's audited consolidated financial statements.
5.	Audited consolidated financial statements of Mondi Business Paper Hadera Ltd. and subsidiaries.
6.	Audited consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries.

Exhibit 1

N E W S

Client:	AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact:	PHILIP Y. SARDOFF

For Release:	IMMEDIATE

American Israeli Paper Mills Ltd.
Reports Financial Results for Fiscal Year Ended December 31, 2006
Announces Summoning of a General Meeting for Appointment of Auditors

Hadera, Israel, March 8, 2007 – American Israeli Paper Mills Ltd. (ASE:AIP) (the “Company” or “AIPM”) today reported its financial results for the year ended December 31, 2006. The Company, its subsidiaries and associated companies – the “Group”

Since the Company’s share in the earnings of associated companies constitutes a material component in the Company’s statement of income (primarily on account of its share in the earnings of Mondi Business Hadera Paper Ltd. (Mondi Hadera) and Hogla-Kimberly Ltd. (H-K)), before the presentation of the consolidated data below, the aggregate data which include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”), is being presented without considering the rate of holding therein and net of inter company sales:

Aggregate sales totaled NIS 3,102.0 million in 2006, compared with NIS 2,862.6 million in 2005.

Aggregate operating profit, totaled NIS 95.6 million in 2006, compared with NIS 113.1 million in 2005.

Aggregate Group sales in 2006 from operations in Israel totaled NIS 2,886.3 million, compared with NIS 2,674.8 million in 2005.

The aggregate operating profit from operations in Israel (not including operations in Turkey), totaled NIS 178.8 million in 2006, compared with NIS 137.9 million in 2005. Net of TMM (that was sold at the beginning of 2007), operating profit rose from NIS 136.2 million in 2005, to NIS 187.2 million in 2006.

The decrease in the aggregate operating profit in 2006 is primarily attributed to the significant increase in the operating loss of an associated company (KCTR) in Turkey, amounting to about NIS 58 million, originating from the cost of introducing Kimberly Clark’s international brands into the Turkish market (which began this year) and the price war as part of the struggle over market share.

The consolidated data set forth below does not include the results of operation of the associated companies: Mondi Hadera, H-K, Carmel Containers Systems Ltd. and TMM Integrated Recycling industries, which are included in the Company’s share in results of associated companies.

Consolidated sales in 2006 totaled NIS 530.1 million, compared with NIS 482.5 million in 2005.

Operating profit in 2006 totaled NIS 50.5 million, compared with NIS 43.3 million in 2005.

Net profit in 2006 amounted to NIS 13.3 million, as compared with NIS 45.7 million in 2005 and NIS 62.7 million in 2004.

Net profit in 2006 was affected by the growth in the Company’s share in the losses of the operations in Turkey (KCTR), which amounted to NIS 41.9 million.

Net profit in 2006 included net capital gain from the sale of real estate in Tel-Aviv in the sum of NIS 28.5 million, while also including non-recurring expenses (net of tax influence) of NIS 18 million, primarily on account of a provision for impairment at an associated company (in the third quarter of the year) and the impact of the devaluation and modified tax rates in Turkey (in the second quarter of the year- approximately NIS 8 million included in the above mentioned loss from Turkey).

Net profit in 2005 included a net capital gain in the sum of NIS 4.4 million, and a tax benefit of NIS 8 million (including the Company’s share in the benefit at the associated companies) on account of the impact of the tax law reforms that were passed by the Knesset (the Israeli parliament) on July 25 2005, that serve to gradually lower the corporate tax rate to a level of 25% by 2010.

Earnings per share (EPS) in 2006 totaled NIS 3.31, compared with NIS 11.43 in 2005 and NIS 15.77 in 2004.

The inflation rate in 2006 was 0%, as compared with an inflation rate of 2.4% in 2005.

The exchange rate between the NIS and the US dollar was revalued by 8.2% in 2006, as compared to a 6.8% devaluation in 2005.

Mr.     Avi Brener Chief Executive Officer of the Company said that the year 2006 was characterized by a continued accelerated growth in the Israeli economy (5%), along with growing demand in the public sector and growth in private consumption.

Although the Second Lebanon War in the summer of 2006 led to a certain slowdown in economic activity during the war, the economy rapidly recovered and returned to the accelerated growth rate that existed before the war.

The Company’s results continued to be affected by high energy prices, which affected the aggregate operating profit by approximately NIS 22 million, and by an increase in prices of the main raw materials utilized by the Group companies

2

in their various activities, which affected the aggregate operating profit by approximately NIS 46 million.

The Company is continuing to promote the project for the establishment of a co-generation plant in Hadera, using natural gas. The conversion of the Company’s energy generation facilities from the use of fuel oil to natural gas will be completed with the completion of the natural gas pipeline to Hadera, planned for the second quarter of 2007, and will enable significant savings in fuel costs, estimated at approximately $8.5 million per annum, due to the significant differences between the current prices of fuel oil and gas.

The financial expenses in 2006 totaled NIS 31.1 million, as compared with NIS 12.5 million in 2005 and NIS 13.1 million in 2004, due to the increase in the interest-bearing liabilities of the Company, the cost of the transaction for hedging the Series 2 notes against a rise in the CPI and the sharp revaluation in 2006.

The Company’s share in the earnings (losses) of associated companies amounted to NIS (26.7) million in 2006, as compared with earnings of NIS 16.4 million in 2005 and NIS 25.1 million in 2004.

The following principal changes were recorded in the Company’s share in the earnings of associated companies:

–	The Company’s share in the losses of Mondi Hadera (49.9%) in 2006, grew by NIS 2 million this year, in relation to last year. Last year, Mondi recorded a tax benefit of NIS 4 million (our share consists of NIS 2 million on account of the change in the corporate tax rate; without this benefit, no change would have been recorded in the Company’s share in 2006 as compared with 2005). Mondi’s quantitative sales increased in 2006 as a result of greater output capacity due to the rebuild of the paper machine in 2005. The sharp rise in pulp prices in the course of the year (16%), rising energy prices (22%) and the continuing imports from Europe at low prices, served to erode the gross margin and harmed the operating profitability. The revaluation of the dollar and the lowering of interest rates served to lower the financial expenses and offset the erosion in the operating profit.

–	The Company’s share in the net earnings of the operation of Hogla-Kimberly in Israel (49.9%) increased by NIS 9.8 million in 2006, as compared with 2005. The operating profit of Hogla-Kimberly Israel grew from NIS 94 million to NIS 128 million. This increase is primarily attributed to the improvement in selling prices, and implemented on efficiency measures. This profitability was partially offset by the continuing rise in input prices in 2006 (primarily raw materials and energy).

–	The Company’s share in the losses of Kimberly Clark Turkey, a wholly-owned consolidated subsidiary of Hogla-Kimberly, (hereinafter: “KCTR”, formerly “Ovisan”) (49.9%) grew by NIS 41.9 million in 2006, as compared with 2005. Over the past two years KCTR has been establishing the organizational infrastructure in Turkey, developing its sales and distribution network, and is continuing to upgrade the diaper production plant producing of Huggies® premium disposable diapers. In 2006, KCTR began launching Kimberly Clark’s international brands – Huggies® and Kotex®– on the Turkish market. The launch of the brands involves

3

significant investments in advertising, sales promotion and listing fees for the organized retail chains. These investments led to continued growth and an increase of 30% in quantitative sales to the local market. However, the rising prices of raw materials on account of the sharp devaluation in local currency in 2006, the escalating competition against local manufacturers and the investments in launching the international brands – all led to a significant increase in the operating loss. Furthermore, KCTR recorded an extraordinary expenditure of approximately NIS 16 million (the Company’s share 49.9% –approximately NIS 8 million) on account of the effect of the reduction in the corporate tax rate from 30% to 20% on the tax asset created in the past several years at KCTR and due to the sharp 20% devaluation of the exchange rate of the Turkish lira relative to the US dollar.

–	The Company’s share in the net ernings of the Carmel Group (26.25%) increased by NIS 2.0 million in 2006, as compared with 2005. The change in profit is attributed to the higher operating profit that increased from NIS 8.1 million to NIS 11.7 million. The improvement in the operating profit originated primarily from an increase in quantities, the rise in selling prices and the continuing efficiency measures. This improvement was partially eroded in the course of the year as a result of the continuing rise in energy and raw material prices. At the same time, financial expenses have decreased as a result of the revaluation of the dollar in 2006.

–	The Company’s share in the losses of TMM (43.08%) increased by NIS 10.1 million in 2006, as compared with 2005. The factors that led to this increase in losses included primarily non-recurring expenses that were incurred during the year. These expenses included a loss on account of the cumulative impact at the beginning of the year, on account of the implementation of Standard 25, in the sum of NIS 1.1 million, a provision for impairment on account of a long-term loan granted to a third party in the amount of NIS 1.6 million, the cancellation of a tax asset created on account of carryover losses in the amount of NIS 2.2 million and the impairment of two transfer stations by NIS 12.5 million. The Company’s total share in these expenses amounted to approximately NIS 7.5 million (incorporated above).
The Company sold its direct and indirect holdings in TMM in early 2007.

In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (IFRS)” (“Standard 29”). Standard 29 stipulates that companies that are subject to the provisions of the Israeli Securities Law, and that are required to report according to the regulations published thereunder, will be required to prepare their financial statements in accordance with IFRS starting from the period commencing on January 1, 2008.

The Company is currently examining the implications of the transition to IFRS reporting. The Company does not intend to opt for early adoption of IFRS. The Company is currently unable to estimate the quantitative impact of the adoption of IFRS standards on its financial statements.

A total of 30,518 shares were issued in 2006 (0.8% dilution), on account of the exercise of 55,090 option warrants as part of the Company’s employee option plans.

4

In February 2007, AIPM finalized the sale of all its direct and indirect holdings in TMM Integrated Recycling Industries Ltd. to CGEA, so that AIPM is no longer a shareholder of TMM (additional details in the Press Release dated February 13, 2007).

On November 19, 2006, the Company’s Board of Directors approved a total investment of $140 million in the construction project of a new machine for the manufacture of packaging paper from cardboard and paper waste, with an output capacity of 230 thousand tons per annum, at the Company site in Hadera. Subsequent to the commencement of operation of the new machine, planned for 2009, the Company’s annual production capacity for packaging paper will increase from 155,000 tons at the present time, to approximately 330,000 tons per annum. The Company has yet to decide how it will finance the project and is currently analyzing various alternatives.

On November 8, 2006, the Company’s Board of Directors approved a strategic plan that was formulated at Hogla-Kimberly Ltd. – an associated company (49.9%) – regarding the operations of its KCTR subsidiary in Turkey over the coming decade. Should this plan be implemented in its entirety, it will significantly expand the KCTR operations, while improving its profitability. The plan allows for a gradual implementation according to the actual results, over several years and various areas (additional details appear in the immediate report dated November 9, 2006).

On March 7, 2007, the Company’s Board of Directors resolved to summon a special General Meeting that will be held on April 15, 2007, for the appointment of new auditors, Brightman Almagor & Co as external auditors of the Company.

This report contains various forward-looking statements based upon the Board of Directors’ present expectations and estimates regarding the operations and plans of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

5

AMERICAN ISRAELI PAPER MILLS LTD.
SUMMARY OF RESULTS
(AUDITED)
NIS IN THOUSANDS(1)
except per share amounts

	2006		2005
Net sales	530,109		482,461

Net earnings	13,330	(1)	45,715	(2)

Earnings per share	3.31	(1)	11.43	(2)

(1)

The net profit in 2006 included net capital gains from the sale of real estate at Atidim in the sum of NIS 28.5 million, while also including non-recurring expenses (net of tax influence) of NIS 18 million, primarily on account of a provision for impairment at an associated company (in the third quarter of the year) and the impact of the devaluation and modified tax rates in Turkey (in the second quarter of the year- approximately NIS 8 million included in the loss of the operations in Turkey).

(2)

The net profit in 2005 included a net capital in the sum of NIS 4.4 million, and a tax benefit of NIS 8 million (including the Company’s share in the benefit at the associated companies) on account of the impact of the tax law reforms that were passed by the Knesset (Israeli parliament) on July 25 2005, that serve to gradually lower the corporate tax rate to a level of 25% by 2010.

The representative exchange rate at December 31, 2006 was NIS 4.225=$1.00

6

Exhibit 2

AIPM AMERICAN ISRAELI PAPER MILLS LTD. GROUP

# Periodical Report for 2006

-Free Translation from Hebrew-

Table of Contents:

•	Description of the Corporation’s Business

•	Management Discussion

•	Financial Statements as at December 31, 2006

•	Consolidated Financial Statements

•	The Corporation Financial Statements (non-consolidated)

•	Financial Statements of Associated Companies

•	Additional Details Regarding the Corporation

Chapter A –

Description of the Corporation’s Business

# Description of the Corporation's Business – Table of Contents

| | | Page |
|---|---|---|
| **Chapter 1:** | **Description of the general development of the Corporation's business** | |
| 1. | The Corporation's operations and a description of the development of its business | 1 |
| 2. | Sectors of operation | 2 |
| 3. | Equity investments in the Company and transactions in its shares | 6 |
| 4. | Dividend distribution | 7 |
| **Chapter 2:** | **Other Information** | **8** |
| 5. | Financial Information Regarding the Corporation's Sectors of Operation | 8 |
| 6. | General environment and the impact of external factors on the Corporation's operations | 10 |
| **Chapter 3:** | **Description of the Corporation's Business by Sector of Operations** | **12** |
| 7. | Paper and Recycling | 12 |
| 8. | Office Supplies Marketing | 33 |
| **Chapter 4:** | **Additional information at the Corporate level** | **41** |
| 9. | Human Capital - AIPM | 41 |
| 10. | Financing | 44 |
| 11. | Real Estate | 45 |
| 12. | Material Agreements | 46 |
| 13. | Business Objectives and Strategy | 47 |
| 14. | Discussion of Risk Factors | 51 |
| 15. | Investments in Associated Companies | 55 |

1.  Description of the general development of the Corporation’s business

The Corporation’s operations and a description of the development of its business

American Israeli Paper Mills Ltd. deals in the manufacture and sale of packaging paper, paper waste recycling operations and the marketing of office supplies through subsidiaries (The Company and the consolidated companies, hereinafter: “The Company” or “AIPM”). The Company also holds associated companies that will be detailed below, that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, corrugated board containers and packaging for consumer goods (The Company and its associated companies – hereinafter: “The Group”).

AIPM was established in 1951. The Company’s shares are publicly traded on AMEX in the United States, since August 1959 and on the Tel Aviv Stock Exchange since September 1959.

Structure of Holdings of the AIPM Group

As at December 31, 06 (directly and indirectly)

The above structure does not include all the holdings of the associated companies in their subsidiaries.

* AIPM sold all its holdings in TMM in February 2007 – see details below.

Over the years, AIPM has established a number of business partnerships, forming the current corporate structure:

1.

In July 1992, AIPM acquired 25% of the shares of Carmel Container Systems Ltd. (Carmel), a leading company in the manufacture and marketing of corrugated board packaging products for industry and agriculture. As of December 31, 2006, AIPM hold a 26.25% share in Carmel. Other main shareholders in Carmel include the American Kraft Group, (35.5%) and Ampal Ltd. (21.8%). For further details see the chapter relating to Investments in Associated Companies.

2.	In 1996, Kimberly Clark Corporation (KC) acquired 49.9% of the shares of Hogla-Kimberly Ltd., a leading consumer products company, which was a wholly owned AIPM subsidiary.

On March 31, 2000, KC increased its holdings in Hogla-Kimberly Ltd. to 50.1%. Consequently, as of the second quarter of 2000, the results of Hogla Kimberly Ltd. are no longer consolidated in AIPM’s financial statements and AIPM’s share in the results of Hogla Kimberly (49.9%) is included in the Company’s share in the profits of associated companies. For further details see the chapter relating to Investments in Associated Companies.

In 1999, Hogla Kimberly Ltd. acquired Kimberly Clark Turkey (KCTR, formerly Ovisan), a Turkish manufacturer and marketer of diapers, hygiene products and household paper products.

3.

In 1997 and 1998, Amnir Recycling Industries Ltd., a wholly owned AIPM subsidiary, acquired 20% and 10%, respectively, of Cycle-Tec Recycling Technology Ltd. Cycle-Tec develops a process for manufacturing a composite material, with a relative advantage in high-strength materials, based on recycled plastic and paper waste (in particular newspapers). As of December 31, 2006, Amnir holds 30.18% of Cycle-Tec shares.

4.

In July 1998, AIPM signed an agreement with Compagnie Generale d’Enterprises Automobiles (CGEA) for the sale of 51% of the shares of Amnir Industries and Environment Services Ltd. (Amnir Environment), which engages in domestic and industrial waste recycling management.

In March 2000, AIPM and CGEA, partners in Amnir Environment, on the one hand and T.M.M. Integrated Recycling Industries Ltd. (TMM) and its controlling shareholders, on the other hand, entered into an agreement, according to which AIPM and CGEA, acquired through a joint company, Barthelemi Holdings Ltd. (Barthelemi), 62.5% of the share capital of TMM. In addition, according to the agreement, Amnir Environment and TMM merged into one company and allocated 35.3% of its shares (TMM and Amnir Environment) to the shareholders of Amnir Environment.

As of December 31, 2006, AIPM’s direct and indirect holdings in TMM amounted to 43.08%, while CGEA’s holdings in TMM totaled 44.95%.

On January 4, 2007, AIPM entered into an agreement with CGEA, according to which CGEA will sell its shares in Barthelemi, as well as the balance of its shares in TMM. According to the agreement, CGEA purchased all AIPM holdings in Barthelemi. Furthermore, CGEA purchased all the company’s holdings in TMM under a full tender offer. the transaction was accomplished on February 13, 2007 and from that period AIPM was no longer a shareholder in TMM. For further details see the chapter relating to Investments in Associated Companies.

5.

In February 2000, AIPM and the Austrian company Neusiedler AG entered into an agreement according to which Neusiedler AG acquired 50.1% of AIPM’s fine paper operations. The fine paper operation was previously separated from AIPM and sold to Neusiedler Hadera Paper Ltd., a company that was established for that purpose (at the end of 2004, the company was renamed Mondi Business Paper Hadera Ltd.). Under the agreement, Neusiedler AG was allocated 50.1% of the shares and AIPM holds 49.9% of the shares in Neusiedler Hadera Paper Ltd. For further details see the chapter relating to Investments in Associated Companies.

In January 2006, a transaction was completed, pursuant to which C.D. Packaging Systems Ltd. (held directly by AIPM (50%) and by Carmel Containers Systems Ltd. {“Carmel”} (50%)) acquired the business activity of Frenkel and Sons Ltd. in exchange for the allocation of 44.3% of the shares in the joint company, Frenkel-CD Ltd. (FCD). Following the transaction, AIPM holds a direct share of 27.85% in FCD, which is a leading company in Israel in planning, production and marketing of packaging for consumer products. Furthermore, AIPM has an indirect holding in FCD, through Carmel, which holds a 27.85% share in FCD. . For further details see the chapter relating to Investments in Associated Companies.

Significant changes in the management of the Corporation’s business

At the beginning of 2005, Avi Brener was appointed CEO of AIPM, replacing Yaki Yerushalmi, who had also served as Chairman of the Board of Directors.

On April 2, 2006, Yaki Yerushalmi retired from his position as Chairman of the Board of Directors after 37 years of employment in the AIPM Group. He had served as CEO of Hogla for 10 years, CEO of the Group for 17 years and Chairman of the Group for five years. On April 2, 2006, Zvika Livnat was appointed Chairman of the Board of Directors, following the retirement of Yaki Yerushalmi.

Principal Activities

The Company possesses two fields of activity (100% holding)

1.

Paper and recycling: Manufacture and sale of packaging paper, used mainly as raw materials in the packaging industry (corrugators). This includes the collection and recycling of paper. Paper production is based mainly on recycled paper waste used as raw material.

2.	Marketing of office supplies: Marketing of office supplies and paper, in particular for the institutional and commercial market, including government institutions, banks, HMOs and other businesses.

Equity investments in the Company and transactions in its shares

In 2001, the corporation granted its employees 275,755 options to purchase the Company’s shares, in two option plans (see details below in General Information and in Note 6 (b) of the financial statements). In 2006, 55,090 options were exercised into 30,518 shares (dilution of 0.76%).

In 2005, 16,282 options were exercised into 5,531 shares (dilution of 0.14%).

As of December 31, 2006, a total of 35,425 options had not been exercised.

The 2001 employee option plan expired on November 3, 2006.

In January and February 2007, subsequent to the balance sheet date, 10,321 options were exercised into 3,696 shares, under the senior employee option plan.

On January 2, 2005, Michael Dorsman, an interested party who held 11.4% of the corporation’s shares, sold all his shares at a price that represents a value of NIS 895 million for AIPM (455,150 shares at NIS 224 per share).

In 2006, Clal Industries and Investments Ltd. and Discount Investments Corporation Ltd. (interested parties in the corporation) acquired a further 106,780 and 60,324 shares, respectively.

Following the aforementioned purchases, the holdings of the above interested parties in the issued capital increased, as of February 28, 2007, to 37.93 % and 21.43%, respectively.

Dividend Distribution

On July 18, 2006, the Company distributed dividends in the amount of NIS 100 million (NIS 24.85 per share).

For 2005, the Company distributed dividends as follows:

On September 13, 2005, the Company distributed dividends in the amount of NIS 50 million (NIS 12.5 per share).

On January 10, 2006, the Company distributed additional dividends on account of 2005, in the amount of NIS 50 million (NIS 12.494 per share).

The distribution did not require court approval.

There was no defined policy at the Company for distributing dividends and there are no restrictions on the distribution of dividend. It is noted that dividends from distributable profits from approved enterprises (alternative enterprises) are subject to extra taxes on the dividend distributed, as specified in the Law for the Encouragement of Capital Investments.

2.  Other Information

Financial Information Related to the Corporation’s Activities

2006
Thousands of NIS	Paper and recycling	Marketing of office supplies	Adjustments to consolidated	Total
External income*	408,045	122,064		530,109
External costs *	357,686	121,922		479,608
Operating profit	50,359	142		50,501
Total assets	574,319	56,663	**542,305	1,173,287

2005
Thousands of NIS	Paper and recycling	Marketing of office supplies	Adjustments to consolidated	Total
External income *	368,884	113,577		482,461
External costs	324,666	114,457		439,123
Operating profit (loss)	44,218	(880)		43,338
Total assets	536,965	57,377	**561,071	1,155,413

2004
Thousands of NIS	Paper and recycling	Marketing of office supplies	Adjustments to consolidated	Total
External income *	367,391	115,463		482,854
External costs *	308,387	120,029		428,416
Operating profit (loss)	59,004	(4,566)		54,438
Total assets	494,194	56,707	**610,975	1,161,876

*	Represents sales end costs from externals.
**	The adjustments are mainly for general assets that are not attributed to a specific activity (such as investment in associated companies, cash, etc.)

Explanations for developments in the above data:

The improvement in the results of operation in 2006 in the paper and recycling sector originated primarily from the following factors:

The raising of selling prices that was warranted by the rise in input prices – and especially energy prices (primarily fuel oil that serves for generating steam) – that rose by an average of 22% in 2006 in relation to 2005, following a 38% rise in energy prices in 2005, in relation to 2004. This constitutes an overall increase of 70% in energy costs. The recovery that was recorded in 2006 in the European paper industry and which led to an increase in the import prices of packaging paper, rendered it possible to raise the selling prices significantly more than in 2005, although the prices have yet to fully compensate for the cumulative increase in costs.

The continuing efficiency measures in the packaging paper and recycling sector also contributed to improving the operating profit in relation to 2005.

The office supplies sector continued to present an improvement in the operating margin, as a result of growth in sales and the continuing efficiency measures in the operational arena, as part of the reorganization that is being implemented in the sector and that is intended to improve profitability.

Regarding the matter of Accounting Standard No. 29 –“Adoption of International Financial Reporting Standards (IFRS)” – See details in the Management Discussion.

General Environment and Impact of External Factors on the Corporation’s Operations

The year 2006 saw the continued accelerated growth of the Israeli economy (5%), together with the growing demand in the public sector.

Although the Second Lebanon War in the summer of 2006 led to a certain slowdown in the economy during the war, the economy rapidly recovered and returned to the accelerated growth that existed before the war. A part of the production sites of the Group closed during the war for different periods of time, but it had no material influence upon the Company.

The Group’s results continued to be affected by high energy prices, especially fuel oil, which rose by an aggregate 70% in 2005 and 2006, as compared with 2004 (38% in 2005 and 22% in 2006). Diesel oil prices also rose by an average of 29%, as compared with 2005. In 2005 Diesel oil prices rose by an average of 38%, as compared with 2004.

As part of the Company’s operations with the intention of bringing about savings in manufacturing costs, coupled with additional improvements in environmental issues and the advancing status of the natural gas pipeline in Israel, the Company is working to convert its co-generation systems from the use of fuel oil to natural gas. This will be completed with the laying of the natural gas pipeline to Hadera, that is planned for the second quarter of 2007.

The conversion from fuel oil to gas will enable significant savings in fuel costs for the Group, estimated at $8.5 million per annum in relation to the current prices of fuel oil, due to the significant differences between the current prices of fuel oil and the price of gas, and will serve to improve the Group’s competitiveness and profitability.

At the same time, prices of the main raw materials used by the Group companies in their various activities also continued to rise.

The recovery that began in Europe’s paper industry is slowly closing the gap between paper supply and demand, however this has not yet led to reduced competing imports to Israel and higher prices.

The Group confronted the increased input prices by implementing a range of activities. These activities included raising prices as much as possible and intensifying efficiency measures in all its expense components.

The group is continuing its efforts to improve selling prices, on the one hand, while expanding the efficiency measures on the other, to compensate for the price increases.

It is not yet possible to estimate the impact of the aforementioned measures on the company’s profitability.

The exchange rate between the NIS and the US dollar was revalued by 8.2% in 2006, as compared with a 6.8% depreciation in 2005.

The inflation rate in 2006 was 0%, as compared with an inflation rate of 2.4% in 2005.

The above mentioned information regarding the conversion gy generation facilities from the use of fuel to natural gas is forward-looking information as defined in the Securities Act, based on analysis of various data and group estimates.

This estimate may not materialize in whole or in part, or it may materialize differently due to, among other factors, a dependence on external entities such as gas providers and the laying of the pipeline and natural gas flow to Company site at Hadera.

Description of the Corporation’s Business by Sector of Operations

As mentioned above, the company is active in two areas:

1.	Paper and Recycling

Description of business in the sector

The paper and recycling operations focus primarily on the manufacture and sale of packaging paper, used as raw materials in the corrugated board industry. Operations are conducted via the wholly-owned subsidiary – American Israeli Paper Mills Paper Industry (1995) Ltd. Most of the manufacturing consists of fluting paper (the paper incorporated in corrugated board boxes as a corrugated layer between the external and internal box walls). Such paper is produced from recycled paper waste, collected from various sources nationwide, mostly by Amnir Recycling Industries Ltd. (hereinafter: “Amnir”), a wholly-owned subsidiary.

Packaging paper is intended, as mentioned, primarily for the corrugated board industry, for the manufacture of board containers used as product packaging. The corrugated board industry serves the Industry, agriculture and the food and beverage industry. Consequently, the macro-economic variable that possesses the greatest impact on the demand for packaging paper and the derived volume of waste collection is the level of economic activity in the market and the export volumes of these sectors.

The paper industry, being capital intensive due to heavy investment in equipment (paper machines, systems for handling paper waste and other infrastructure), is characterized by elevated entrance barriers. Nevertheless, there is free import flowing into Israel at competitive prices.

The global paper industry is historically a cyclical one, marked by more profitable years leading to waves of investment and manufacturing capacity expansions, and subsequently to surplus supply, which in turn causes a significant decline in profit margins for a number of years, until supply and demand are once more in equilibrium. As a result, and since this is a capital-intensive industry, the global paper industry typically exports its extra production at relatively low prices at “marginal pricing” (i.e. covering the variable cost plus a certain contribution toward fixed costs).

The company estimates that the total Israeli market for packaging paper has grown by approximately 5% in 2006 due to the increase in agricultural exports and in industrial output.

In recent years, the trend among customers has been toward the use of paper made from recycled fiber and away from using paper made of virgin fiber (purchased by customers from imports) – in order to reduce their production costs. Consequently, the demand for company products, which are based on recycled fiber, has increased.

The market trend toward thinner packaging paper, reinforced with starches, is continuing. This paper was developed overseas and is produced by modern machines, that were built in recent years. The imported paper competes with the company’s products. This trend requires changes to the paper range produced by the company, in order to maintain total output. As part of the solutions for this challenge, the Company’s board of directors has approved investment in a new machine for packaging paper, at a cost of approximately $140 million. The objective of this investment is to increase production capacity, output and paper quality; for further details please refer to the chapter on fixed assets and facilities, as well as the chapter on business strategy and objectives.

In 2006, prices of packaging paper in Europe have increased (due to a significant increase in the cost of energy and chemicals, which increased production costs), and consequently sale prices in Israel increasedas well.

The collection activity of raw materials for paper production (paper and board waste) is carried out by Amnir, which forms part of the sector of operations. Since the supply of such raw materials is vital for production continuity, Amnir’s operations in collecting such waste constitute a crucial step in the process.

Amnir collects paper waste from various sources nationwide, and its plants process some 210,000 tons of paper waste annually (wood-free paper, wood-based paper and board), most of which is used to manufacture product packaging paper for this sector, and part of which is sold to tissue paper producers as raw material.

About 30% of the waste processed by Amnir is purchased from independent parties that collect paper and board waste from different sources, with the rest being collected by Amnir.

As part of its collection system, Amnir provides information security and shredding services at customer premises, using 4 custom trucks and fixed shredders.

In addition, as part of activity to utilization of paper, Amnir produces paper and packaging products for the packaging and food industry.

The absence of supporting enforcement of the Recycling Act, which mandates waste recycling, detracts from the company’s ability to expand collection, due to financial considerations.

On January16, 2007, the Clean Environment Act (9th amendment) – 2007 (“Clean Environment Act”) was enacted, imposing a landfill levy on waste. Pursuant to the provisions of this act, a landfill charge will be levied against waste, at the rate of NIS 10 per ton in 2007, rising up to NIS 50 per ton from 2011 and thereafter. The enforcement of this act may lead to improved capacity in paper waste collection. For further details, please see the chapter on Investments in Associated Companies (TMM).

Over recent years, due to the utilization of the entire width of paper machines and improved machine efficiency, the output of the packaging paper machines has increased. Due to the said increase in the output of the paper machines, Amnir was called upon to expand its collection and purchase of raw materials, which led to higher collection costs.

The construction of the new packaging machine, that was approved – as mentioned above – by the Board of Directors, will require twice the volume of paper waste collection to serve as raw material in the production of packaging paper over the coming years.

Amnir is gearing up to increase collection volumes, in anticipation of the installation of the new packaging paper machine.

The above information regarding the expansion of collection volumes and capacity is forward-looking information as defined in the Securities Act, based on Company plans and estimates.
This estimate may not materialize in whole or in part, or it may materialize differently due to, among others, dependence on external factors such as the enforcement of the Clean Environment Act, market situation and/or other external factors that lie outside the Company’s control.

In order to service the above-mentioned paper production operation, the Company manages a system of additional services for industry, including engineering services, ongoing maintenance to maintain manufacturing continuity, steam and electricity generation, water supply, sewage treatment, etc. These services are also provided for other paper machines at the Hadera site, in exchange for the covering of costs.

Products and Services

Core Business:

Packaging paper manufacturing plant – Manufacture and sale of packaging paper, primarily recycled fiber paper, to the corrugated board industry.

Collection of paper waste used as raw material, primarily for the packaging paper manufacturing plant (as detailed above) and sale of paper waste to others.

Breakdown of revenues and profit margins for major products and services in the sector

NIS Millions	2006		2005		2004
	Revenues	Share of Corporation	Revenues	Share of Corporation	Revenues	Share of Corporation
Sale of packaging paper	280.2	53%	259.5	54%	256.4	53%
Sale of paper waste to others	63.6	12%	51.3	11%	55.7	12%

	2006		2005		2004
	In NIS Millions	% of turnover	In NIS Millions	% of turnover	In NIS Millions	% of turnover
Gross profit of sector	78.7	19%	69.8	19%	77.1	21%

Customers

(a)	Recycled packaging paper is primarily sold to four customers in Israel, who are active in the corrugated board packaging business (corrugators). These are long-standing customers in this sector. The sector is not characterized by long-term contracts with these customers. Due to the sector’s structure (one local producer facing a limited number of customers), the sector is dependent upon each and every one of these customers. The competition in this area is only against imports. The sector is unable to estimate the risk of termination of any of the said contracts. In actual fact, the sector is successful in maintaining customers over the years by ensuring continuous supply and service with short lead times, which serve to provide it with the advantage of a local supplier.

In addition, the sector exports packaging paper to different overseas customers, at an annual volume of NIS 48 million (approx. 9% of corporate sales).

Paper waste to externals is sold to tissue paper producers in Israel. There are no long-term contracts with these customers.

(b)	The sector has one customer (an associated company), that generates revenues exceeding 10% of total corporate revenues. This customer is one of the corrugators.

Below are the sector’s revenues from this customer (NIS millions):

2004		2005		2006
Share of Corporation	Revenues	Share of Corporation	Revenues	Share of Corporation	Revenues
16%	77	15%	73	14%	73

(c)	Below is the breakdown of major sales by customer type

Revenues In NIS Millions	2006	2005	2004
Local manufacturers	296	268	270
Export customers	48	43	42

Marketing and Distribution

Marketing and distribution are conducted directly by company employees opposite the customers.

Shipping to customers is mostly via external shipping companies. Marine shipping companies are engaged for exports.

Backlog

Product delivery volumes are based on an overall annual forecast, determined and coordinated between the sector and customers. Current supply is converted into orders, based on a few days in advance or even less, so there is no order backlog.

The packaging paper manufacturing plant operates according to a flexible production plan which allows delivery of a customer order within 24-48 hours, at the quality specified in the specifications.

Competition

Competition in packaging paper is against imports, made directly by customers with no barriers.

Imports into Israel include all paper types produced in Israel at different paper qualities, depending on the supplier’s production machinery.

To the best of the Company’s knowledge, the primary overseas suppliers include: Varel – Germany, Emin Leidlier– France, Saica – Spain, Hamburger – Austria, SCA – Italy, Otor – France.

As previously mentioned, the sector competes by ensuring continuous supply and service with short lead times, which provide it with the advantage of a local supplier.

The company estimates that its market share in the sale of packaging paper used as raw material to Israel’s corrugation industry, is equal to approximately 35%.

There are competitors for paper waste collection, operating throughout the country (e.g. KMM, Tal-El, etc.)

Manufacturing Capacity

The packaging paper plant includes two paper machines with a total annual production capacity of 155,000 tons, producing packaging paper (fluting, test liner and white liner) used as raw material by corrugators. The machines operate at close to full capacity.

Machine output (thousands of tons) in recent years:

	2006	2005	2004
Machine 1	59	56	57
Machine 2	95	97	97
Total	154	153	154

The paper machines operate 24 hours a day, in 3 shifts (except for planned maintenance stoppage).

As mentioned above, in November 2006, the Company’s Board of Directors approved investment in a project for the construction of a new packaging paper machine at Hadera, with an annual production capacity of some 230,000 tons. With the start of operation of the new machine, planned for 2009, and along with the parallel decommissioning of one of the existing Machines, the company’s annual production capacity for packaging paper will increase from 155,000 tons at the present time, to approximately 330,000 tons per annum. For further details, please see the chapter on business objectives and strategy.

Sort and press capacity (thousands of tons) of collected raw material, primarily paper and board waste:

		Actual manufacturing
	Potential manufacturing capacity	2006	2005	2004
Bnei-Brak	180	125	128	122
Hadera	80	78	64	67
Total	260	203	192	189

Fixed Assets and Facilities

The Hadera site has 2 packaging paper machines in operation at close to full capacity, of about 155,000 tons annually.

To assist production, the Hadera site includes an energy center that supplies steam and approximately half the electricity consumption for the paper machines operating on site. The energy center includes boilers for steam production, two turbines for electricity generation (providing a total of 13 megawatt-hour, with maximum generation capacity of 18 megawatt-hour), as well as cooling water systems, compressed air systems, water distilling systems, a cold water system and a control room.

The company is preparing for conversion of its energy generation systems, currently based on heavy fuel oil, to the use of natural gas, upon completion of the natural gas pipeline to Hadera. The use of gas should significantly lower the cost of fuel, while also improving the matter of emissions into the environment. The expected investment in plant conversion is approximately $7 million. The conversion planned for the 2nd half of 2006 was postponed due to non-completion of the laying of the natural gas pipeline to the plant, and is planned for the 2nd half of 2007, subject to completion of the installation of the gas pipeline, as required for the conversion

The above mentioned information regarding reduced fuel costs and improved environmental emissions is forward-looking information as defined in the Securities Act, based on analysis of various data and group estimates.

This estimate may not materialize in whole or in part, or it may materialize differently due to, among other factors, a dependence on external entities such as gas providers and the laying of the pipeline and natural gas flow to Company site at Hadera.

For the collection and processing of raw material collected (paper and board waste), Amnir operates a fleet of 29 trucks of different types; a similar number of trucks are operated by sub-contractors and by two plants, as follows:

Amnir facility at Hadera, including: Plant for sorting, cleaning and pressing paper and board waste, where the principal fixed assets are: Press, sorting system and shredding system, as well as a paper salvage plant including guillotines and printing, rolling and cutting machines.

Amnir facility at Bnei-Brak: Plant for sorting, cleaning and pressing paper and board waste, where the principal fixed assets include two presses and a sorting system. The facility includes open land and buildings. Part of the plot, about 0.6 acres in size, is leased by the company from a third party.

Raw Materials and Suppliers

The raw materials collected by the sector provide its primary raw material. The paper waste collection operation is deployed nationwide, being collected or purchased from thousands of suppliers throughout the country by Amnir and transferred on a regular basis to processing plants at Bnei-Brak and Hadera.

Amnir has no material dependence on any single supplier.

In addition to the independent collection of paper and board waste, an additional part of the waste consumed consists of manufacturing waste purchased from corrugated board packaging producers (waste created during the packaging production process at customers).

The sector has purchasing contracts with suppliers for the purchase of aide materials such as chemicals, adhesives, felt, screens, etc. Prices are determined by negotiation, accounting for market conditions and prices of competing imports.

In order to generate the steam and electricity required to operate the paper machines, there is a massive purchase of fuel oil from the fuel companies (as of May 2005, fuel oil is purchased from “Delek”). The dependence here is on the prices of ORL (Oil Refineries Ltd.), the sole supplier of fuels in the market.

Total fuel oil purchased by the sector of operations in 2006 amounted to NIS 49 thousands. Fuel oil is used to generate steam and electricity. Fuel oil purchasing accounts for a percentage of approximately 24% in 2006 (as compared to 20% in 2005, due to an increase in fuel oil prices), out of the total purchasing of the paper and recycling sector from suppliers.

In July 2005, the company signed a contract with “Tethys Sea” for the purchase of natural gas, intended to replace fuel oil purchasing. See above – Fixed Assets and facilities, and below – Material Agreements.

Working Capital

Inventory policy –

Finished goods and raw material inventory – operating inventory levels, both for raw materials and for finished goods, at a consumption and delivery level of 2-3 weeks.

Over the next two years, in preparation for the initial operation of the new paper machine, the company is expected (via Amnir) to accumulate raw material inventories (paper waste) beyond its current needs.

Maintenance and miscellaneous materials inventory – Inventory is maintained for use by production facilities, based on anticipated consumption levels and the need to maintain ongoing machine operations.

Goods return or replacement policy –

Goods are sold as final sales, and are returned in case of faulty product or due to mismatch between order and delivery. When a customer complains of a faulty or mismatching product, the complaint is reviewed and if correct, the goods are returned and the customer is credited.

The volume of returns is insignificant in relation to the total volume of operations.

Credit policy –

Average credit days, accounts receivable in 2006 – about 102 days.

Average days of supplier credit, accounts payable in 2006 – about 84 days.

Average days of customer credit, accounts receivable in 2005 – about 93 days.

Average days of supplier credit, accounts payable in 2005 – about 77 days.

Accounts Receivable Aging as of Dec-31-2006	NIS in thousands
	more than 1 month in arrears	Up to 1 month in arrears	Not yet due	Total debt
Total debt	14,284	16,707	94,099	125,090
% of total debt	11.4%	13.3%	75.3%	100%

Taxation

(a)     Tax benefits arising from the Law for the Encouragement of Capital Investments – 1959 (hereinafter: “the Law”)

According to the Law, the sector was eligible for different tax benefits (primarily reduction of tax rates) until 2003 by virtue of several of its production facilities being awarded “Approved Enterprise” status.

During the benefit period – Primarily 7 years starting with the year where taxable revenues were first generated by the Approved Enterprise (and provided the limited time periods set by the act have not elapsed) – Company revenues derived from the Approved Enterprises it owns is subject to tax at reduced rates, or these revenues are alternately tax exempt, as follows:

1)     Corporate Taxes at a 25% rate instead of the normal rate (see (d) below).

2)     Tax exemption for revenues from certain Approved Enterprises who have selected to apply for the “alternative benefit track” (renouncing eligibility for state-guaranteed loans in exchange for the tax exemption); this exemption is for a four-year period, subsequent to which the revenues from said plants will be eligible for the 25% tax rate for three years.

The part eligible for tax rate benefits, out of the taxable revenues, is based on the ratio of turnover associated with the Approved Enterprise to the total turnover of those companies, and accounting for the ratio of Approved Enterprise assets to total assets of those companies; the turnover associated with the Approved Enterprise is generally calculated as the increase in turnover over the “baseline” turnover specified in the letter of approval.

The benefit period for the sector’s Approved Enterprises ended at the end of 2003.

The above benefits are contingent on meeting stipulations set by the Law, on regulations based on the Law and by the letters of approval forming the base of investments made in Approved Enterprises. Non-conformance with these stipulations may cause the benefits to be revoked, in whole or in part, and benefit amounts to be reimbursed, together with CPI linkage differences and interest.

b)     Measuring results for tax purposes according to the Income Tax Act (Adjustments for Inflation) – 1985 (hereinafter: “The Adjustment Act”) According to the Adjustment Act, results for tax purposes are measured on a real basis, accounting for changes in the CPI. Companies operating in the sector are taxed subject to this act.

c)     Industry Promotion Act (Taxes) – 1969

The companies operating in the sector are “industrial companies” as defined in the above act. The companies have claimed, under this status, depreciation at accelerated rates for equipment used in industrial operations, as defined in the regulations based on the adjustment act.

Under this act, AIPM also files a consolidated statement for tax purposes, including the companies operating in the sector.

d)     Tax rates applicable to revenues not derived from Approved Enterprises Sector revenues (except for revenues derived from Approved Enterprises, see “a” above) are taxed at normal corporate tax rates. Until December31, 2003 the applicable corporate tax rate was 36%. In July 2004, Amendment no. 140 to the Income Tax Act was published, stating that the normal corporate tax rate will be gradually decreased from 36% to 30%. In August 2005 a further Amendment to the act (No. 147) was published, modifying the corporate tax rates set in Amendment No. 140; after these modifications, the applicable corporate tax rates for 2004 onwards are as follows: 2004 – 35%, 2005–34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26%, 2010 onwards – 25%.

As a result of changes to said tax rates, the sector has updated the deferred tax balances in the years 2004 and 2005 (at those dates when the act was amended),

accounting for the anticipated tax rates in coming years. The effect of the change was reported in the Statements of Income for those years.

The companies operating in the area have finalized tax assessments through December31, 2000. At the end of 2006, tax assessments negotiations were conducted with the Tax authorities for the years 2002-2004. At this stage it seems that the assessments will not have material influence on upon the financial reports.

Environmental Protection

The business license for the main site at Hadera includes stipulations for sewage treatment, treated waste water quality, air quality as well as waste and chemical treatment.

Furthermore, the site at Hadera has been granted an order by the Water Board, permitting the company to discharge treated waste water into the Hadera River.

The company’s industrial operations are subject to compliance with environmental protection legislation. To the best of the Company’s knowledge, the plant operates subject to the requirements of the authorities, and in cases of deviation the company strives to correct them in cooperation with the authorities.

The company owns and operates a sewage treatment facility covering some 5 acres next to its Hadera plant.

In the period 2000–2006, the company invested some $11.6 million in projects intended to comply with environmental protection provisions, of which: about $5 million in 2006, including a $3.5 million investment in conversion of the energy system to consume natural gas instead of fuel oil, as described below; an $800,000 investment in a project for a waste water softening facility in the treatment facility, to serve as a basis for recycling treated waste water; as well as investments in sewage, chemicals and waste, including systems for collection and separation of waste and sewage incorporating tertiary treatment of treated waste water.

As mentioned above, the company is preparing for the conversion of its energy generating facility, currently based on heavy fuel oil, to the consumption of natural gas, by investing a total of $7 million (of which about $3.5 million in 2006) upon completion of the natural gas pipeline from the national grid to Hadera, anticipated in 2007. The objective of this conversion is to saving expense and further improves the quality of gas emissions to the environment.

The above constitutes forward looking information as defined in the Securities Act, based on an analysis of pertinent data as of the date of this report and on group estimates.

This estimate may not materialize in whole or in part, or it may materialize differently due to, among others, dependence on external entities such as gas providers and natural gas flow to the company site at Hadera.

In November 2006, the Environmental Protection Ministry announced that, even though the company plant at Hadera has made considerable investments in sewage treatment and environmental protection issues, an investigation may be launched against it to review deviations from certain emission standards into the air. The company anticipates that the investigation will not materially impact its operations.

Restrictions and Supervision of Corporate Operations

In December 1989, AIPM was declared a monopoly in the manufacture and marketing of paper rolls and sheets by the Israel Antitrust Authority and In July 1998, the declaration was partially rescinded with regard to fine paper. The declaration has not been rescinded for packaging paper. Other than legal constraints as per the Antitrust Act, there are no special provisions for the sector.

The company operates its major production facility at Hadera subject to the following standards:

ISO 9901/2000 – Quality Management

ISO 14001 – Environmental Protection

Israeli Standard 18001 – Safety

Paper and board waste produced by Amnir is produced subject to international standards and to the paper waste standard, which is updated every few years. In addition, Amnir is recognized as an authorized service provider to the Ministry of Defense.

In addition to environmental protection legislation applicable to the company, as mentioned above, company operations at its plant are also subject to occupational health and safety legislation.

Business Objectives and Strategy

The objectives of the sector of operations are to be the leading producer in Israel’s packaging paper industry and the leader in setting up collection systems for paper recycling, and to provide high-quality products while striving for excellence.

In order to respond to changing market needs and to expected market growth in the coming years, the Company’s Board of Directors has approved the purchase of a modern machine for paper production at an invested cost of approximately $140 million, to replace one of the current machines and enable increased production capacity as well as production of additional paper types at an improved quality – thereby enabling the sector to be more competitive. For further details, see chapter on business objectives and strategy (continued general information about the company).

The above constitutes forward looking information as defined in the Securities Act, based on an analysis of pertinent data as of the date of this report and on group estimates.

This estimate may not materialize in whole or in part, or it may materialize differently due to, among others, changes to the economy, to the local and global markets and to production.

The sector takes action to promote awareness of recycling, at government and parliament level as well as among the public, including in schools. Furthermore, on Jananuary16, 2007 the clean environment act was enacted, charging a landfill levy on waste, and its enforcement may improve the ability to collect paper waste. For further details, please see the chapter on Investments in Associated Companies.

The sector has made plans to move to natural gas consumption in generating steam and electricity at the Hadera facility around mid-2007, subject to gas flow arriving at Hadera.

The above information in the current chapter is forward looking information as defined in the Securities Act, based on an analysis of pertinent data as of the date of this report and on group estimates.

This estimate may not materialize in whole or in part, or it may materialize differently due to, among others, dependence on external entities such as gas providers and non-installation of a gas pipeline to bring natural gas flow to the company site at Hadera.

As part of the feasibility study of expanding company operations to provide document shredding services on customer premises in Europe, a company was established in Switzerland, together with another shareholder with holdings of 25%, which started operations in the 2nd half of 2004. In early 2006, the company completed the transaction of selling its holdings in the Swiss company to that shareholder.

Material Agreements

On July 29, 2005, the company signed an agreement in London with the Tethys Sea Group, for the purchase of natural gas.

The gas that will be purchased as per the above, subject to installation of the required pipeline, is intended to fulfill the Company’s requirements in the coming years, for the operation of its energy generation plants using cogeneration at the Hadera plant, which will be converted for the use of natural gas, instead of the current use of fuel oil. The overall financial volume of the transaction totals approximately $35 million over the term of the agreement (5 years from the initial supply of gas, but no later than July1, 2011).

Discussion of Risk Factors

Macro-Economic Risk Factors

Economic Slowdown

An economic slowdown in the global market and excess global production capacity, as well as a slowdown in the Israeli economy, may impact demand for sector products, increase competition with imports and reduce export profitability, thereby reducing sales and impacting profit margins.

Legal Constraints

The sector is subject to legal constraints in its business operations, which may impact operating results, such as – government policy on various issues, different requirements by authorities supervising environmental protection and government decisions on raising the minimum wage.

Inflation

A high inflation rate may impact payroll expenses, which are adjusted over time to changes in the consumer price index.

Dollar Exchange Rate

Sale prices in the sector for packaging paper (fluting) are primarily dollar denominated, due to competition with imports and since dollar denominated pricing is prevalent around the world. Since sector inputs are primarily NIS denominated, material changes in the exchange rate may impact sector profitability, with devaluation in the dollar exchange rate increasing profit margins and a revaluation decreasing profit margins.

Market Risk

The Market risks reflects the risk the of changes in the financial instruments worth, that are impacted from changes in the interest rate, CPI, and foreign currency exchange rate, see Management Discussion.

Sector Risk Factors

Competition

The sector operates in a competitive market, with competition against imported paper on the one hand, and with many collectors operating in raw material collection in Israel.

Raw Materials

Growth in operating volumes of paper machines, based on paper waste as recycled fiber, mandates increasing collection and seeking wider ranging collection sources. Lack of enforcement of the Recycling Act, which mandates waste recycling, made it difficult to find alternative sources for raw materials at competitive prices, but the enactment of the Clean Environment Act in January 2007, which charges a landfill levy on waste may, if effectively enforced, improve the ability to collect paper waste. For further details, please see the chapter on Investments in Associated companies (TMM).

Dependence on Energy Prices

Sector operations depend – to a great degree – on energy consumption, and are therefore strongly impacted by fuel prices. Sector profit margins may be eroded if fuel and electricity prices surge.

Accounts Receivable Risks

Most of the sector sales are made in Israel, with some sales made without full collateral. The sector constantly reviews customer quality to determine the necessary provision for doubtful debts. The company estimates that the financial statements reflect appropriate provisions for doubtful debt.

2.  Office Supplies Marketing

Description of business in the sector

For over a decade, Graffiti Office Supplies & Paper Marketing Ltd. (Graffiti) has been one of the leading providers of comprehensive solutions for office supplies in Israel, delivered directly to organizations and businesses.

Graffiti offers its customers around the country some 8,000 different items supported by a logistics system including: Two storage and distribution facilities with a total area of about 5,000 m(2) (located in Rosh Ha’ayin and in Beer Sheva); a distribution fleet of about 20 vehicles as well as customer service and sales offices located in Eilat, Be’er Sheva, Jerusalem, Rosh Ha’ayin and Yokneam.

Graffiti’s subsidiary, Attar Marketing Office Supplies Ltd. (hereinafter: “Attar”) is the exclusive distributor in Israel of several international office supplies brands including Uniball, Artline, Schneider, Max, Samsung, Flows, etc.

The rate of technological development of Israel’s business sector leads to increasing demand for technology-based products marketed by Graffiti, including office automation, printers, hardware, software and consumables such as toners, inkjet cartridges, etc.

Graffiti provides outsourcing services by delivering a wide range of office supply products, often in conjunction with managing the customer’s applicable purchasing budget, thereby assisting large organizations in reducing costs and increasing efficiency.

At the end of 2004 a new business-to-business web site was launched for online ordering, which allows Graffiti customers to use this site for entering their orders, while managing and supervising their purchasing budgets.

This tool allows Graffiti to serve a wider variety of customers with no significant increase in marketing costs.

Products

Graffiti’s products include office supplies and office automation products, as well as office equipment, toner and inkjet cartridges, software, peripheral equipment, computers, training and visual aids, filing systems, paper products, office furniture as well as other office supplies such as food and cleaning products.

All products marketed by Graffiti have competing products sold by many suppliers / distributors.

Graffiti publishes its products using a catalog and promotional brochures sent to customers.

Total revenues for this sector amounted to NIS 122.1 million, NIS 113.5 million and NIS 115 million in 2006, 2005 and 2004, respectively.

Gross profit for the office supplies marketing sector amounted to NIS 32.7 million (27% of turnover), NIS 29.4 million (26% of turnover) and NIS 29.9 million (26% of turnover), respectively.

This sector recorded operating profit of NIS 0.1 million in 2006 and operating loss of NIS 0.9 million in 2005, as well as an operating loss of NIS 4.6 million in 2004.

The trend of decreasing operating loss since 2004, through to the profit reported this year arises from extensive efficiency-improving processes in operations, sales and purchasing, collection of doubtful debts and benefits from the acquisition of distributor operations (Stock-Team – Fabian).

Customers

Graffiti serves thousands of customers of different sizes in the business and institutional sector in Israel, including government offices, major business customers such as banks, HMOs, etc. About 30% of Graffiti’s sales are made via tenders, which have been secured by the Company for periods ranging between one and four years.

Contracting by tender is, by nature, for a limited period of time as per the terms of the tender, and Graffiti is required, as are other vendors, to compete once again, upon the termination of the contract period.

Graffiti has no dependence on a single customer.

Distribution

Hundreds of orders arrive daily from various sources (field sales staff, tele-sales center, e-mail, fax and e-commerce web site). All orders are routed to the order processing system, which generates picking tasks for the coming days. There is no order backlog. Once the orders have been picked, they are organized by delivery destination, and ordered products are delivered the following morning.

Graffiti’s distribution system is based on a fleet of trucks owned by the company, backed up by external distribution contractors in cases of peak demand.

As for exclusivity, see suppliers below.

Competition

The sector of office supplies with direct delivery to organizations and businesses includes two dominant competitors (Office Depot and Kravitz), which together with Grafiti primarily dominate the tender and strategic business customer segment; and number of competitors which have a combined together on approximately 20% market share. In addition, in the business big/ medium/ small a large number of competitors exists, , and which mostly operate within a limited geographical area. In late 2006 and early 2007, several General Accountant tenders were issued for office supplies and consumables office supplies; the tenders were secured by Office Depot, whose market share is therefore expected to grow to about 11%. Graffiti and Kravitz each possess an estimated 10% market share after implementation of the General Accountant tenders.

Below is a listing of major competitors: Kravitz, Office Depot, Ofek, Alpha Beta, Yavne Pitango, Pythagoras, Lautman and Pan.

Graffiti competes and maintains its position by adhering to elevated standards of quality and service.

Suppliers

Graffiti markets products from multiple suppliers (HP, Brother, Xerox, Mondi Business Paper Hadera, Hogla-Kimberly, Elite, Afik, Canon, etc.) and, via Attar, operates as an exclusive agent of Shashiata, Mitsubishi, Max, Schneider, Samsung and Flows.

Graffiti has contracts with major suppliers, covering issues such as: Quality of service, returns, repairs etc. For other suppliers, purchase prices are determined periodically by negotiation between the parties, with most product categories including at least two suppliers, a situation which improves the purchasing position.

Mondi Business Paper Hadera Ltd. is the sector’s supplier of fine paper, and the sector purchases 28% of total purchases from this supplier.

Working Capital

Inventory policy –

Product inventory – Inventory levels are operational and adjusted to lead times and the need to maintain variety. On average, inventory levels are about 2 months’ worth of expected delivery.

Goods return or replacement policy –

Goods are sold as final sales, and are returned in case of faulty product or due to mismatch between order and delivery. When a customer complains of a faulty or mismatching product, the complaint is reviewed and if correct, the goods are returned and the customer is credited.

The volume of returns is insignificant in relation to the total volume of operations.

Credit policy –

Average days of customer credit, accounts receivable in 2006 – about 97 days.

Average days of supplier credit, accounts payable in 2006 – about 110 days.

Average days of customer credit, accounts receivable in 2005 – about 100 days.

Average days of supplier credit, accounts payable in 2005 – about 110 days.

Taxation

a.     Measuring results for tax purposes according to the Income Tax Act (Adjustments for Inflation) – 1985 (hereinafter: “The Adjustment Act”)

According to the Adjustment Act, results for tax purposes are measured on a real-term basis, accounting for changes to the CPI. Graffiti is taxed subject to this act.

b.     Applicable tax rates for Graffiti

Graffiti’s revenues are subject to corporate tax at normal rates; through December31, 2003 the applicable corporate tax rate was 36%. In July 2004, Amendment no. 140 to the Income Tax Act was published, stating that the normal corporate tax rate will be gradually decreased from 36% to 30%. In August 2005 a further Amendment to the act (No. 147) was published, modifying the corporate tax rates set in Amendment No. 140; subsequent to these modifications, the applicable corporate tax rates for 2004 and thereafter are as follows: 2004 – 35%, 2005–34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26%, 2010 onwards – 25%.

As a result of changes to said tax rates, Graffiti has updated the deferred tax balances in the years 2004 and 2005 (at those dates when the act was amended), accounting for the anticipated tax rates in coming years. The effect of the change was reported in the Statements of Income for those years.

C.  Carryover Tax Losses

Graffiti’s carryover loss balance as of December 31, 2006 and December 31, 2005 Are NIS 24,036 thousands million and NIS 22,470 thousands million, respectively. According to the Adjustment Act, carryover losses are linked to the CPI and may be utilized without any time limits.

Graffiti has tax assessments deemed final through December 31, 2000.

Material Agreements

None.

Restrictions and Supervision of Corporate Operations

Graffiti is committed to the highest standards, and conforms with Israeli standards and with ISO 9001,2000 standards for distribution of office supplies to businesses and organizations.

Graffiti is an authorized supplier to the Ministry of Defense.

Business Objectives and Strategy

To continue building and reinforcing Graffiti’s status as a leading provider of office supplies directly delivered to organizations and businesses in Israel, focusing activity on expanding the range of products sold to current customers, increasing activity with potential customers for purchasing a wide range of products and expanding the use of the e-commerce web site.

The above information constitutes forward-looking information as defined in the Securities Act, based on company plans and estimates.

This estimate may not materialize in whole or in part, or it may materialize differently due to, among others, changes to the economy, to the market and to consumption patterns.

Discussion of Risk Factors

Macro-Economic Risk Factors

Economic Slowdown

An economic slowdown in the Israeli economy may impact demand for Graffiti’s products, while increasing competition and impacting its profitability.

Exposure to Exchange Rate Fluctuations

Graffiti is exposed to risks associated with exchange rate fluctuations, due to the import of finished goods. Changes in exchange rates of various currencies against the NIS may erode profit margins and cash flows.

Sector Risk Factors

Competition

The company operates in a competitive market where many competitors are present.

Accounts Receivable Risks

Graffiti sells to many customers in Israel, with some sales made without full collateral. Exposure to accounts receivable risk is generally limited due to the relatively large number of customers. Graffiti constantly reviews customer quality to determine the necessary provision for doubtful debts. The company estimates that the financial statements reflect appropriate provisions for doubtful debt.

General Information on the Company – Continued

Human Capital – AIPM

The Company’s most important and main resource is its human capital. The development of human capital is a top priority for The Company, and it invests in training and seminars for its employees, including designated training for specific positions.

The Company also places an emphasis on the matter of safety at work in general, and of the employees in particular, by implementation of a proactive safety policy (for prevention of the causes of accidents by full and current reporting, investigating cases of near-accidents, drawing conclusions therefrom, while implementing the necessary procedural and physical changes, in order to prevent the accidents themselves from happening, to the extent possible).

The Group promotes human capital development (Talent Management) by which, in relation to management positions, the requirements, the knowledge, experience and abilities needed to fill the positions are defined. Upon completion of this stage, a training program is delineated for performance improvement.

Organizational structure and number of employees:

Personnel at the end of 2006: In the paper and recycling section - 628 employees and 157 employees in the office equipment section. The total number of employees amounted to 785, 748 and 709 employees as at December 31, 2006, 2005 and 2004, respectively.

The employees are employed under two types of agreements as follows:

As at December 31, 2006, there are 424 employees under a collective agreement, while 323 are under personal contracts.

Those employed under the collective agreement gain the status of permanent (tenured) employees at the end of a trial period of 24 months.

Employee stock option plans

During the reported period, there are two stock option plans for employees:

1.

A plan for holders of senior positions at the Group that was approved by the Company’s Board of Directors in April 2001, pursuant to which 194,300 options were granted in July 2001, free of charge. The options may be exercised in four equal annual tranches. The lock-up period for the first tranche is two years beginning from the grant day. The lock-up period for the second tranche is three years beginning from the grant day, and so on. Each tranche can be exercised during the two-year period following the lock-up period.

The ordinary shares that will be allocated following the exercise of options will be identical in all their privileges to the Company’s ordinary shares, as of the date of allocation.

During the years 2006, 2005 and 2004, stock options in the amounts of 44,998, 13,877 and 55,525 were exercised, respectively, from the 2001 plan for senior position holders. 24,303, 4,307 and 24,295 shares each with a par value of NIS 0.01, respectively, were issued for the above realization. 8,250 options expired in 2005 (of the first tranche) and 10,225 options expired in 2006 (of the second tranche). 12,225 stock options were forfeit from the third tranche in 2006, while 12,225 stock options were forfeit from the fourth tranche. The outstanding stock options granted and yet to be exercised as at December 31, 2006, total 35,425. Additional details regarding the stock option plan appear in Note 6B(2) to the financial statements attached hereto.

2.

The employee stock option plan, in accordance with the plan approved by the Company’s Board of Directors in August 2001. In November 2001, a total of 81,445 stock options were granted to the employees under this plan. The lock-up period for the stock options was for two years beginning from the grant day and the options can be exercised during the course of three years from the end of the lock-up period.

The ordinary shares that were allocated following the exercise of the options are identical in all their privileges to the Company’s ordinary shares, as of the date of allocation.

During 2006, 2005 and 2004, respectively, a total of 10,091, 2,405 and 8,615 stock options were exercised, respectively, from the 2001 employee stock option plan. Ordinary shares in the amount of 6,215, 1,224 and 4,084, each with a par value of NIS 0.01, were issued, respectively, on account of the exercise.

On November 3, 2006, this stock option plan expired.

Additional details regarding the stock option plan appear in Note 6B(3) to the financial statements attached hereto.

Financing

Below are details of the volume of loans assumed by AIPM and the average interest paid thereupon as at December 31, 2006 and 2005:

AIPM does not have any credit limitations (i.e.- financial covenants) other than a bank credit facility of some NIS 360 million. Of this, as of December 31, 2006, some NIS 242 Million were utilized.

The Company forms part of the I.D.B. Group and is influenced by the Israel Banking Supervisor’s “Correct Banking Management Regulations”, which include amongst others, limits to the volume of loans an Israeli bank can issue to a single borrower; to a single “borrowing group” (as this term is defined in the said regulations), and to the six largest borrowers and “borrowing groups” at a bank corporation. I.D.B.

Development, its controlling shareholders and some of the companies held thereby, are considered to be a single “borrowing group”. Under certain circumstances, this can influence the AIPM Group’s ability to borrow additional sums from Israeli banks as well as upon their ability to carry out certain business transactions in partnership with entities that drew on the aforesaid credit.

Credit with variable interest

On-call loans held by the Company are with a variable interest rate. Interest update is carried out during the Bank of Israel’s change in interest rates.

During 2006, the range of interest rates for on-call loans was between 5.3% – 6.3%. The interest rate adjacent to the date of the financial statements was 5.7%.

Credit Rating

The Company possesses a credit rating for its Series 1 and 2 Debentures from Maalot Rating Company, dated December 2003 and ratified in April 2006, with a rating of AA-.

Real Estate

The Company’s main administrative offices, its central manufacturing and storage facilities are all located at the Company’s site in Hadera; covering an area of approx. 87.5 acres. Part of this land is owned by the Company and part is leased from the Israel Land Authority (ILA), under leasing agreements that end between the years 2007-2053.

Part of the land is leased to associated companies that operate on this site.

Of the above area, the Company purchased land in 2005, to serve as a reserve for the Company’s further development, covering an area of 21.5 acres, adjacent to its plant in Hadera, in consideration of some $4.4 million.

In addition, the Company leases from the Israel Land Authority, some 6.25 acres in Nahariya, which are almost entirely rented to an associated company.

A Company subsidiary leases from the Israel Land Authority some 2.25 acres in Bnei Brak, used by the Company for the collection and recycling of waste paper and board.

The Company leases from the Tel-Aviv municipality, through to 2059, an area of about 1.9 acres, which was used in the past as a plant for paper production. The company is examining the different possibilities for using the land. According to the agreement, the Company is to utilize its building rights by September 2009.

On December 31, 2006, the Company sold its lease rights to this land to Erledan Investments Ltd. in consideration of NIS 57 million, including betterment taxes that apply to the buyer, so that the net worth to the Company before betterment taxes is about NIS 43 million.

As a result of this sale, the Company recorded capital gains of some NIS 28.5 million in the fourth quarter of 2006.

the above mentioned area of approx. 3.1 acres in Tel-Aviv was leased from the Israel Land Authority upon which there is an existing building of approx. 4,700 m(2), which is leased out to the Blue Square chain under a long term agreement.

In addition to the above, the Company’s subsidiaries and/or associated companies hold and/or rent plants, offices, warehouses at different sites all over the country including Rosh Ha’ayin, Afulah, Migdal Haemek, Caesarea, Carmiel, Holon, Haifa, Zrifin and more.

Material Agreements

The Company signed an agreement in London on July 29, 2005, with the Tethis Sea Group, for the purchase of natural gas. The gas that will be purchased is intended to fulfill the Company’s requirements in the coming years, for the operation of the existing energy co-generation plants using cogeneration at the Hadera plant, that will be converted for the use of natural gas, instead of the current use of fuel oil. The overall financial volume of the transaction totals about $35 million over the term of the agreement (5 years from the commencement of the gas flow, but no later than July 1, 2011).

In early 2006, companies in the AIPM Group have entered into a three-year agreement with Delek for the purchase of fuel and oil for regular use, at a volume of NIS 60 million per annum for the entire AIPM Group. This agreement has replaced previous agreements of similar volumes.

In February 2007, AIPM finalized the sale of all its direct and indirect holdings in TMM to CGEA in an Agreement signed on January 04, 2007 (through a complete tender offer) (by agreement with CGEA for the sale of its holdings in Barthelemi), for a total amount of approximately $27 million so that AIPM has absolutely ceased to be a shareholder in TMM. For further details, please see the chapter on Investments in Associated Companies.

Business Objectives and Strategy

AIPM, together with its strategic partners in various fields (associated companies) aspires to continue to develop its business both in Israel and abroad, while being rigorous about its market leadership and innovation at the same time, and while constantly improving its products and customer service. This is in addition to expanding its production capacity, broadening its basket of products and its span of activity, while simultaneously continuing to improve efficiency in all production cost components.

As part of the above mentioned measures, the Company is initiating steps to achieve synergy between the Group’s companies in order to gain economies of scale for the Group and gain more efficiency and cost cutting, including energy and raw materials costs.

At the same time, the Group is implementing a number of cross-organization plans: The Talent Management Program, to define personal goals, indexes and a program for the development of mid-level operations managers.

The plan to apply work processes and a marketing approach focused upon institutional markets, for the strengthening of the companies’ added value in the customers’ perception; improving the loyalty premium and price on the basis of product differentiation and service, are all in various stages of application at the different companies.

Centerlining Program, implemented in Global Kimberley-Clark’s, for improved production line efficiency, started to influence positively on the operational performance in part of the companies. The program is working with a methodology that creates a common basis for all the factors that influence machine operations, such as, engineering, maintenance, technology and operations while continuously measuring the change in the chosen parameters, in order to create a process of continuous improvement in quality and costs.

A process of reorganization that is taking place in the purchasing network is intended to bring about cost savings in the Group’s purchasing costs. An annual purchasing work plan was prepared during the reported period, at the Group and Company level, including objectives and indexes. Moreover a process of spend analysis has been launched at the Group, in order to improve the purchasing infrastructure from the aspect of information systems for planning and control, purchasing categories and the unification of items at the Group.

These measures, together with a focus on cost-cutting plans and raising prices, are intended to contribute to additional efficiency and improved profitability.

The Company is examining various plans for expanding its operations over the next ten years, with the intention of increasing revenues and improving profitability, as detailed below:

The information above and below in relation to the development of the Company’s business, its market share, market leadership and innovation, improvement in product quality and service, an expansion of the output capacity and areas of operation, cross-organization operations, expanding the product range and efficiency, increasing revenues, improving profitability and cost-cutting in purchasing costs – all constitute forward-looking information as defined by the Securities Law, based on existing plans and Group estimates.

These assessments could fail to materialize entirely or in part, or could materialize in a different manner, because of dependence on external factors such as the state of the economy, state of the market and/or realization of other risk factors described below.

On November19, 06, the Company’s Board of Directors approved a total investment of approximately $140 million in the construction project of a new machine for the manufacture of packaging paper from cardboard and paper waste, with an output capacity of 230 thousand tons per annum, At the Company site in Hadera.

Subsequent to the construction of the new machine, planned for 2009, and along with the parallel decommissioning of one of two machines currently operating, the Company’s annual production capacity for packaging paper will increase from 155,000 tons at the present time, to approximately 330,000 tons per annum.

The new machine is meant to answer the need for ever-increasing demand volumes by the local market, at competitive pricing vis-à-vis the competing importer. The Company anticipates that the significant growth that is planned in the total volume of its paper production, on the basis of the existing infrastructure, will serve to improve its long-term profitability. The Company has yet to decide how it will finance the project and is currently analyzing various alternatives.

As previously reported, the Company is analyzing and promoting the creation of a power station at the Hadera site that will run on natural gas, for the purpose of expending the electricity manufacturing, decrease costs of steam and incomes from the sale of electricity to third parties.. All the authorizations for its construction have yet to be obtained.

As part of this project, American Israeli Paper Mills Paper Industry (1995) Ltd. – a wholly owned subsidiary – obtained an agreement in principle from the Minister of National Infrastructures in October 2004, for a power generation license using power and heat installations (cogeneration). Furthermore, the project was declared a “national infrastructure” project in December 2004.

The agreement in principle enables the Company to build a power station with a total output of 200 megawatt, with integrated cycle cogeneration, operating on natural gas, at the AIPM site in the Hadera Industrial Zone.

The said authorization is contingent upon several conditions that have yet to be met, including meting the production license requirements, the demands of the Electricity Economy Law, certain milestones outlined in the authorization and more.

In October 2006, the National Infrastructure Committee approved the change in designation of 40,000 m(2) of land, to be used as a power station and for other uses. Gabby The approval was empowered by the Israeli government on February 06, 2007.

The above information regarding the creation of a power station and the construction project of a new machine for the manufacture of packaging paper forward-looking information as defined in the Securities Act, based on company plans and estimates.

This estimate may not materialize in whole or in part, or it may materialize differently due to, among others, the realization of risk factors.

On November 8, 2006, the Company’s Board of Directors approved a strategic plan that was formulated at Hogla-Kimberly Ltd. – an associated company (49.9%) – regarding the operations of its KCTR subsidiary in Turkey over the coming decade. This plan, if implemented in its entirety, is designated to expand KCTR’s operations from a current annual turnover of $50 million, up to $300 million by 2015, and to improve profitability by building it up as a significant player in the Turkish market in the area of disposable diapers, feminine hygiene and tissue products of all types, on the basis of Kimberly Clark Worldwide’s international brands. The plan allows for gradual implementation, according to actual results of operation, over several years and in various areas, with the intention of serving as a growth engine for the Group.

The mode of financing the necessary investments in the expansion of operations in Turkey will be analyzed along with the progress in the implementation of the plan. The financing of the working capital and the current operations will originate from Hogla-Kimberly’s cash flows from operating activities.

As part of the said strategic plan, KCTR entered into a memorandum of understanding with Unilever on March 5, 2007, pursuant to which Unilever will handle the distribution and sales of KCTR products in Turkey, except for sales and distribution to the food chains that will be handled directly by KCTR. Unilever possesses an extensive sales and distribution network in Turkey and the agreement is intended to assist KCTR in expanding its market coverage and sales volume, as part of the realization of its strategic plan. The Company cannot estimate at this stage the impact of the agreement on KCTR’s profitability.

The aforesaid, in connection with the expansion of the KCTR turnover, constitutes forward-looking information as defined by the Securities Law, based on the existing plans and the Group’s assessments.

This assessment could fail to materialize entirely or in part, or could materialize in a different manner, because of dependence on external factors such as the state of the economy, state of the Turkish market, the competitors active in it and/or changes in consumer habits.

Discussion of Risk Factors

Macro-Economic Risk Factors

Economic slowdown

An economic slowdown in the global and Israeli economy may harm demand for the Group’s products, while increasing competition from imports and reducing export profitability, thereby reducing Group sales and impairing the profit margins.

Legal Constraints

The Group is subject to legal constraints in its business operations, which may impact operating results, such as – government policy on various issues, different requirements by authorities supervising environmental protection and government decisions on raising the minimum wage.

Inflation

Since the Company possesses a significant surplus of liabilities linked to the CPI, a high inflation rate could result in significant financial expenses. The Company occasionally enters into hedging transactions to cover the said exposure on account of the liabilities.

A high inflation rate may also impact payroll expenses, which are adjusted over time to changes in the consumer price index.

Exposure to Exchange Rate Fluctuations

The Company and its consolidated subsidiaries and associated companies are exposed to risks on account of changes in exchange rates, whether due to the import of raw materials and finished goods, or due to exports to foreign markets. Changes in exchange rates of various currencies against the NIS may erode profit margins and cash flows.

Sector Risk Factors

Competition

The Group is active in a competitive environment, with practically no restrictions on imports and no tariffs. The Company’s products are in competition against both local products and imports.

Raw Materials

Growth in operating volumes of paper machines, based on paper waste as recycled fiber, mandates increasing collection and seeking wider ranging collection sources. Lack of enforcement of the Recycling Act, which mandates waste recycling, made it difficult to find alternative sources for raw materials at competitive prices, but the enactment of the Clean Environment Act in January 2007, which charges a landfill levy on waste may, if effectively enforced, significantly improve the ability to collect paper waste. At the associated companies, there exists exposure to the fluctuations in raw material prices and the prices of products purchased for imports, that arrive in Israel with no tariffs and no entrance barriers. Unusual rises in the cost of raw materials and imported finished products could impair profitability.

Dependence on Energy Prices

The AIPM operations depend – to a great degree – on energy consumption, and are therefore strongly impacted by fuel prices. AIPM’s profit margins may be eroded if fuel and electricity prices surge.

Accounts Receivable Risks

Most of the sales of the Company and its associated companies are made to many customers in Israel, with some sales being made without full collateral. Exposure to accounts receivable risk is generally limited due to the relatively large number of customers. The companies constantly review customer quality to determine the necessary provision for doubtful debts. The financial statements reflect appropriate provisions for doubtful debt.

Risks Associated with the Operations of an Associated Company in Turkey

AIPM is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from economic instability, elevated inflation rates and exchange rate fluctuations, that characterized the Turkish economy in the past and that may recur and harm the KCTR operations. For further details see the chapter relating to Investments in Associated Companies, Hogla- Kimberly, operation in Turkey.

Risks Associated with credit from Bank

See reference to borrowing group in the Financing chapter.

Investments in Associated Companies

Details of the Company’s investments in its main associated companies are as follows:

Mondi Business Paper Hadera Ltd.

Neusiedler Paper Hadera Ltd., which changed its name to Mondi Business Paper Hadera Ltd. (hereinafter: “Mondi Hadera”), is a company founded at the end of 1999 toward the finalization of the transaction (in Febebruary 2000) between AIPM and the Austrian company Neusiedler AG, of the Anglo-American group. Neusiedler AG changed its name to Mondi Business Paper Ltd. (hereinafter: “MBP” or “Neusiedler”). In the course of the deal, MBP acquired 50.1% of AIPM’s operations in the area of fine paper, that were separated from AIPM prior to the deal and sold to Neusiedler Hadera Paper Ltd.

Following the deal, and as of December 31, 2006, Mondi Hadera’s shareholders are – AIPM (49.9%) and MBP (50.1%).

Mondi Hadera manufactures fine paper, and sells imported paper, such as coated paper and special paper, complementary to its product range.

The main points of the agreement between AIPM and Neusiedler are as follows:

The agreement between the shareholders on the one hand reflects Neusiedler’s control over Mondi Hadera, and on the other hand, AIPM’s significant holdings therein.

The board of directors (according to the agreement and de facto) numbers six members, three from each party. Resolutions in the board of directors are passed by a majority, and investments of up to $250,000 may be approved by Neusiedler directors alone. The chairman of the board of directors is appointed from among the Neusiedler directors, while the deputy chairman is appointed from among the AIPM directors.

The quorum required in order to open a meeting of the board of directors is one director from Neusiedler and one from AIPM. The following issues brought before the board of directors are subject to the advanced approval of the shareholders holding 75% or more: Issue of shares and bonds. Participation in profits for bodies that are not shareholders.

The board of directors appoints the CEO, the COO and the CFO.

Mondi Hadera’s management and operation scheme is determined by Neusiedler and according to its procedures.

Mondi Hadera’s budget creation process and that of its subsidiary companies is performed in accordance with Neusiedler’s demands.

Technical and operational control is performed by persons appointed by Neusiedler.

The quorum required for meetings of shareholders is shareholders holding at least 75% of the issued share capital. Resolutions are passed by a majority of 75% of the issued shares.

Pursuant to the agreement with Neusiedler, AIPM has agreed to supply various services for Mondi Hadera upon demand, such as maintenance and infrastructure, and to lease land and buildings required for its operations upon request.

Neusiedler has agreed to provide the Company with technological assistance, and assistance in the marketing of Mondi Hadera products in Europe and throughout the world.

It was agreed that services provided by the shareholders would be given in return for consideration reflecting market price.

The agreement also provides a right of first refusal in the event that either party wishes to sell its holdings.

As part of the agreement with Neusiedler, Neusiedler was granted the option to sell its holdings in Mondi Hadera to AIPM at a price 20% lower than its value (as defined in the agreement). The parties agreed that such option would only be exercised under extraordinary and prolonged circumstances of inability to operate Mondi Hadera in Israel. It is the Company’s opinion that the likelihood of these circumstances occurring is extremely low.

The annual volume of fine paper produced by Mondi Hadera amounted to approximately 133,000 tons in 2006. Approximately 94,000 tons of the paper produced is sold on the local market, and the rest is designated for exports through both the MBP Group’s parent company to Europe, Australia and the Far East, and through direct exports to Egypt, Jordan and Turkey. During 2006 the Company increased its direct exports to the Middle East markets, at the expense of exports via MBP. The Company plans to expand this trend over the coming years. The aforesaid, in connection with the expansion of export to Middle East markets, constitutes forward-looking information as defined by the Securities Law, based on the existing plans and the Group’s assessments.

This assessment could fail to materialize entirely or in part, or might materialize in a different manner, because of dependence on external factors such as the state of the economy and/or the state of the Israeli and export markets and/or geo- political factors, among other reasons.

Mondi Hadera is the only fine paper manufacturer in Israel, but there are many active importers in the Israeli market who import fine paper, primarily from Europe.

Mondi Hadera compliments its product basket, as mentioned above, through the import of paper from Europe, the US and the Far East at an annual volume of approximately 39,000 tons, sold exclusively in the local market. At the end of 2006, an agreement was signed with a Chinese supplier – the APP group, one of the largest in the world in the paper sector, that replaced the former supplier, SAPPI, in the import of coating paper.

Mondi Hadera’s revenues in 2006, 2005 and 2004 amounted to NIS 711.5 million, NIS 663.3 million, and NIS 686.1 million, respectively. Mondi Hadera’s gross profit during these same years amounted to NIS 51.7 million, NIS 53.6 million and NIS 80.4 million, respectively.

The volume of production in 2006 was higher than in 2005 by some 8,000 thousand tons, as a result of the construction performed on the machine in 2005 (see below).

In 2006 an increase in sales of 4,000 tons (approximately 3%) was recorded in the local market, while an increase of 4,700 tons (13.5%) was recorded in the export markets.

The price of pulp, the main raw material for paper production, went up in 2006, together with the rise in energy and chemical prices, and significantly eroded Mondi’s profitability.

The sharp rise in energy prices (38%), together with the rise in raw material prices (primarily pulp) – have increased the manufacturing costs. Due to the surplus supply over demand for paper in Europe, especially in the fine paper sector, low-priced imports have been arriving to Israel, which rendered it impossible for Mondi to adapt the selling prices according to the said rise in costs and consequently led to eroded margins.

Mondi Hadera continually acts to brand its products. Its main customers are printers, paper wholesalers, office supply wholesalers, paper manufacturers and end users.

Mondi Hadera markets its products to a large variety of customers in Israel and abroad. There is no dependency on a single customer or group of customers who might significantly influence Mondi Hadera’s operations.

An experienced and efficient local distribution system allows Mondi Hadera to market its goods to a variety of customers operating within the Israeli market. During 2006 the Company took action to expand its distribution set-up, and secured institutional tenders including the provision of distribution services to customers as far as the level of the end user.

Mondi Hadera distributes its products from three logistic sites throughout Israel. The largest, main site is the center in Hadera, next to the production and finishing installations. Most of the imported paper is also received at this site, and paper designated for exports is sent from there, by transfer to containers sent off to the ports by truck.

135,000 tons are distributed from Hadera annually (some of the imported paper is sent directly from the port to the customers). This site serves Mondi Hadera’s largest customers throughout the country.

The second largest site is located in Holon, and products are distributed from this site to Mondi Hadera customers in the Dan region and Jerusalem, to those who do not have the capacity to take in large quantities of paper, or customers demanding an immediate level of service. Distribution is performed from this site via trucks owned by Mondi Hadera, and via trucks belonging to the Company customers. The third site is located in Nesher, next to Haifa, and serves customers in the north. This site operates in a manner identical to the previously described one, albeit on a smaller scale.

Mondi Hadera’s sales are mostly sales from existing inventories, and are not performed by advance orders.

Entry barriers in the area of manufacturing are great in light of the heavy investment in machinery, but Mondi Hadera is exposed to competition on the part of paper importers. As there are no restrictions, obstacles or customs imposed on paper imported into Israel, Mondi Hadera must constantly maintain its advantages as a local manufacturer, such as availability, flexibility, service and quality, in order to contend with its competitors.

Mondi Hadera's competition is mainly against products imported, primarily from Europe, and its major competitors are: Niris Ltd., Ronimar Ltd., Elenfer, Mei Hanahal and Ahvat Havered.

Mondi Hadera owns machines for the production of fine paper, as well as equipment for processing the aforesaid products. All production factors work at full capacity all year, 24 hours a day, in three work shifts.

Mondi Hadera leases most of its areas and the buildings used for production and storage in Hadera from AIPM. The distribution sites in Holon and Nesher are leased to Mondi Hadera by third parties.

In 2005 Mondi Hadera performed construction on its paper machine in order to improve the quality of paper and increase the production capacity by about 10,000 tons per year, to 137,000 tons. Mondi Hadera also invested in another cutting line (from rolls produced on the machine into sheets and packages, and the packaging thereof). These investments came to a total of $11.9 million. In light of these high investments, Mondi’s current investments for 2006 were reduced to a minimum.

Mondi Hadera’s main resource is its human capital. The development of human capital is a top priority for Mondi Hadera, and it invests in training and seminars for its employees, including designated training for specific positions.

Mondi Hadera also places an emphasis on the matter of safety at work in general, and of the employees in particular, by implementation of a proactive safety policy (for prevention of the causes of accidents by investigating cases of near-accidents, in order to prevent the accidents themselves from happening, to the extent possible).

Over the last few years Mondi Hadera implemented far-reaching cutbacks in manpower, as part of the comprehensive streamlining process it implemented, and the work force was scaled back from 370 employees to 306.

Workers are employed under two types of agreements:

221 employees are employed under a collective agreement, and 85 are employed under personal contracts.

Those employed under the collective agreement have the status of permanent employees at the end of a trial period of 24 months.

The principal raw material used in the production of paper is pulp. Engagement for purchase of pulp is performed for Mondi Hadera and for the parent company’s other plants in Europe in a centralized manner by the parent company, MBP, allowing for a constant supply of pulp as well as for economies of scale.

Mondi Hadera purchases 100,000 tons of pulp per year from three major sources, at a financial value of $65 million per year. All the pulp is purchased overseas within the framework of long-term contracts, that include mechanisms for price adjustment and suppliers’ undertakings to ensure the supply of pulp from alternative sources in the event that the supplier cannot provide the agreed quantity.

There is some flexibility in the relative demand for sorts of pulp, with shifting from one type of pulp to another, and as the world pulp market is quite a large one relative to Mondi Hadera’s use, Mondi Hadera is in effect not dependent on any particular supplier or any particular type of pulp. If need be, it would be possible to purchase any type of pulp in any quantity immediately on the free market.

Mondi Hadera’s main pulp suppliers are:

•	IFP - an American supplier.

•	Portucel – a Portuguese supplier.

•	Zellstof Poels – a German supplier.

•	Soedra - a Swedish supplier.

Another important raw material for the production of fine paper is PCC (precipitated calcium carbonate). An agreement was signed in Austria in May 2005 between Mondi Hadera and Omya International AG of Switzerland (hereinafter: Omya) for the supply of PCC. According to the agreement, Omya set up a plant in Israel for the production of PCC, and begen supplying Mondi Hadera with PCC in April 2006. The original agreement was made for a period of 10 years, and there are negotiations for an extension to 14.7 years, with a reduction in the price of the PCC. The agreement was endorsed in September 2005 over to Unicrystal Shfeya Ltd., an Israeli company fully owned by Omya. The aforementioned agreement replaced a previous agreement that came to an end with a different PCC supplier.

The new agreement considerably reduced the cost of PCC for Mondi Hadera.

Mondi Hadera is exposed to fluctuations in the price of pulp, used as the main raw material for the production of paper. Unusual rises in the prices of pulp could harm profits, unless the company can realize such rises in the sale price of its products. In 2006 there was a sharp rise in the price of pulp, and a rise in sale prices only partially reflected this rise in the price of pulp. The company is also exposed to rises in the price of chemical inputs. Towards the end of 2006 the prices of starchs (derived from the price of corn) rose sharply by about 20% – which could influence the cost of paper production at a foreseeable annual scope of $750,000.

Mondi Hadera imports pulp and complementary paper using foreign currency, and possesses dollar linked loans, and is consequently exposed to risk deriving from fluctuations in the exchange rate.

The paper works, by nature, are also heavy energy consumers, and a global rise in the price of energy negatively effect Mondi Hadera’s profits. Mondi Hadera’s operating working capital, as a percentage of sales, stands at 16.1%.

Mondi Hadera possesses long-term loans in the amount of approximately $11.6 million, of which $3.6 million are scheduled for repayment in 2007. Most of the loans were taken out at the time of establishment, and are routinely repaid. As security for the said loans, Mondi Hadera undertook vis-à-vis the banks a covenant whereby the ratio of equity to balance sheet total would be no less than 22%. The Company fulfils this obligation.

Tax laws applicable to any industrial incorporation in Israel apply to Mondi Hadera. Mondi Hadera, which began operations in 2000, has not yet been issued final tax assessments since the time of its founding.

Mondi Hadera’s main objectives are:

(A)	Expanding the fine paper market, with an increased focus on paper branded for office use (A4).

(B)	Focus on local market activity and direct export markets to the Middle East – markets wherein the company possesses logistical advantages.

(C)	Expansion of the paper machine’s production capacity, in accordance with the demands for Mondi Hadera products, with the aim of expanding sales to the local market and export markets, and in order to reduce manufacturing costs per ton of paper, in order to create an advantage in a competitive market.

(D)	Complementing the range of paper that is marketed, through the complementary import of papers whose manufacturing is not economically feasible, so as to complete the product mix offered to customers or to allow Mondi Hadera to achieve synergy from the point of view of its customers.

(E)	Building and implementation of a marketing concept that positions the customer as the major asset for Mondi Hadera, while building a system of activities and communication to support this concept.

The above, with regard to Mondi’s major goals, constitutes forward-looking information as defined by the Securities Law, based on an analysis of relevant data as of the date of publication of this report, and on the company’s assessments.

This assessment could fail to materialize entirely or in part, or could materialize in a different manner because of changes in the economy and the local and global manufacturing market, among other reasons.

Hogla-Kimberly Ltd.

Hogla-Kimberly Ltd. (hereinafter: "Hogla-Kimberly") is held by AIPM (49.9%) and Kimberly Clark Corporation (hereinafter: KC) (50.1%).

Hogla-Kimberly is the leading company in the non-food disposable goods market in Israel. Hogla-Kimberly manufactures and markets a wide variety of home paper products (tissue paper, paper towels, napkins and wipes), disposable diapers for babies, incontinence products (adult diapers), feminine hygiene products and other products for the kitchen and for cleaning. Hogla-Kimberly also sells reels of tissue paper to manufacturers of home paper products. Hogla-Kimberly also operates in the Turkish market via a local subsidiary company called KIMBERLY-CLARK TUKETIM MALLARI SANAYI VE TICARET A.S. (KCTR, formerly Ovisan).

As previously stated, in 1996, Kimberly Clark Corporation (KC) purchased 49.9% of the shares in Hogla-Kimberly Ltd., a leading company in the area of consumer products, which was a subsidiary company wholly-owned by AIPM.

On March 31, 2000, KC increased its holdings in Hogla-Kimberly Ltd. to 50.1%. As a result, Hogla-Kimberly Ltd. is no longer consolidated within AIPM’s financial statements since the second quarter of 2000, and AIPM’s share in the Hogla-Kimberly results (49.9%) were included in the company’s share in the profits of associated companies.

The main points of the agreement between AIPM and KC are as follows:

The agreement provides that the management of the company will – on the one hand – express KC’s control over Hogla-Kimberly, and on the other hand, AIPM’s significant holdings therein.

According to the agreement between the shareholders and de facto, the board of directors numbers four members, two from AIPM and two from KC. The chairman of the board of directors is appointed from among KC’s directors, the deputy chairman is appointed from among the AIPM directors.

Resolutions of the board of directors must be passed unanimously by the directors present, and the quorum required is at last two directors, one from each party.

The CEO is appointed by KC, out of an agreed list prepared by the two parties, and the CFO is appointed by recommendation of the major shareholders, and approved by the board of directors.

Resolutions in meetings of shareholders are passed unanimously. If there is no agreement, then for resolutions regarding the appointment of the CEO and CFO, firings and determining salaries, as well as in the matter of resolutions on determining the operating budget, including capital expenditure plans, there are a number of procedures dictated in order to come to an agreement.

If no agreement is reached, these matters will be resolved by a meeting of the shareholders, by ordinary majority.

According to the agreement between KC and AIPM, AIPM agreed to supply Hogla-Kimberly with various services upon demand, such as maintenance and infrastructure, and to lease land and buildings required for its operations upon request.

KC agreed to provide Hogla-Kimberly with technological information and assistance, and permission to use its international brand names.

It was agreed that services provided by the shareholders would be given in return for consideration agreed upon between the parties, on the basis of market prices. The right of first refusal in the event that either party wishes to sell its holdings was also agreed upon.

It should be noted that the agreement contains an option, under which KC purchased 0.2% of the shares in 2000. AIPM was given in return an option under which, in the event that KC wishes to sell its shares to a third party, AIPM may reacquire control (0.2%) in return for the amount it received for the sale of control ($5 million). This is in addition to the right of first refusal according to the agreement, in the case of another shareholder’s desire to sell its holdings.

Hogla-Kimberly operates in a very competitive environment with regard to the products manufactured on the local market as well as against imported products. It should be noted that over the last several years there has been an escalation of private labels, marketed by distribution chains.

Hogla-Kimberly’s customer market is usually stable and extensive, and over the last few years there has been a certain escalation in the organized retail market (private marketing chains) on account of some waning of the major large distribution chains. The trend reversed in 2005, upon the strengthening of chains.

In the institutional market (serving businesses such as: institutions, hospitals, offices, hotels and the like) there has been a trend of consolidation over the past several years (reduction/merger of small competitors) on the one hand, along with the entry of new competitors/manufacturers in the area of incontinence products, on the other hand.

The consolidated revenues of Hogla-Kimberly in 2006, 2005 and 2004 amounted to NIS 1,255 million, NIS 1,146 million and NIS 995.6 million, respectively. Hogla-Kimberly’s consolidated gross profits during these years amounted to NIS 71 million, NIS 325.3 million and NIS 275.6 million, respectively.

Operation in Israel

The intensification of marketing activities and the strengthening of the Hogla-Kimberly brands, together with the realization of price rises and effective streamlining programs compensated for the sharp rise in the price of inputs (raw materials and energy) in 2006, and served to improve the operating profit.

In 2006 Hogla-Kimberly continued its activities for the renewal of existing products, the main one being Molett Hearts toilet paper, Lily perfumed toilet paper, Kotex hygiene products and Nikol – products for the home.

At the same time Hogla-Kimberly has upgraded a large part of its products on the basis of new technology and supporting marketing operations in an ongoing manner.

Hogla-Kimberly operates nationwide and its products are marketed and distributed extensively throughout the country.

All the marketing chains and pharmacy chains number among Hogla-Kimberly’s customers. Sales to the largest marketing chain amounts to 17.6% of Hogla-Kimberly’s revenues.

Sales to the largest pharmacy chain amounts to 12% of Hogla-Kimberly’s revenues. Sales to the second largest marketing chain amounts to 13.7% of Hogla-Kimberly’s revenues.

Hogla-Kimberly, through its company employees, operates a sales and distribution system based on the operation of distribution warehouses, merchandise distribution trucks and a wide array of sales personnel.

For sales to the institutional market, extensive use is made of a separate marketing system and a combination of distribution with operations on the home front. Wholesalers are also used for customer service for smaller customers in the market.

There is no significant dependence on any particular wholesaler.

As Hogla-Kimberly’s products are by nature “off-the-shelf products”, and of a relatively large volume (diapers, toilet paper and the like), and because of the type of customers, a constant supply to customers is required.

It is Hogla-Kimberly’s policy to supply merchandise within 48 hours of an order being placed.

Hogla-Kimberly is a leader in all the categories wherein it operates, except feminine hygiene. Its main competitors are: P&G in feminine hygiene and disposable diapers, Sano Shaniv and Clear, in home paper goods, and both Clear and Sano, in the institutional paper market. In the home cleaning aids sector there are many competitors, and a large market share is held by private brands.

At the beginning of 2005, the Anti-Trust Commissioner published his position in the matter of arrangements between the dominant suppliers and the marketing chains. The Commissioner’s position also referred to arrangements between suppliers and marketing chains, including, among other things, practices with regard to competing suppliers, the purchase of display areas, category management, stewarding, shelf space, bonuses and benefits and exclusive campaigns. During 2005 an agreed order was published between the Anti-Trust Authority and suppliers of goods, formalizing various aspects of commercial settlements between dominant suppliers and marketing chains.

Among other things, the order makes reference to prohibitions and restrictions on practices limiting the number of suppliers, their identity, quantity of products, types and location, involvement in management of the category, allotment of shelf space at a rate exceeding half the total shelf space, steward arrangements, exclusivity in campaigns and the granting of benefits relying on achievement of sales goals.

Hogla-Kimberly notified the Anti-Trust Commissioner that it was prepared to join the agreed order, and after such was approved by the Anti-Trust Tribunal in November 2006, Hogla-Kimberly did indeed sign. It is Hogla-Kimberly’s estimate that the application of the order will not have any substantial effect on its business.

Hogla-Kimberly products are generally sold on a regular scale all year round, and during the Jewish holiday season (Rosh Hashanah, Passover), there is some increase in the scope of sales beyond the ordinary monthly average.

Hogla-Kimberly has two large plants for the production of home paper (tissue), in Hadera and in Nahariya, with a total output capacity of 50 thousand tons per annum, operating at full capacity, two paper product rolling systems with a capacity of 36 thousand tons per year, working at full capacity, and a diaper manufacturing plant in Afula, with an output capacity of 350 million diapers per annum, also operating at full capacity. Hogla-Kimberly expanded its diaper plant in Afula in 2005, by adding a diaper machine, in order to increase its output capacity for baby diapers, and the paper rolling plants in Nahariya and Hadera. These investments were performed in order to consistently fulfill large demand in the local market and in the export market to Turkey.

Hogla-Kimberly’s fixed assets consist primarily of machinery and equipment, 75 distribution trucks (including trucks under operating leases) and forklifts.

Hogla-Kimberly has three production sites:

The paper production site in Hadera. The land the site is situated on is leased to Hogla-Kimberly by AIPM, under a leasing agreement that is extended from time to time.

Paper production site in Nahariya. The land the site is situated on is leased to Hogla-Kimberly by AIPM, until 2011, inclusive.

The diaper plant in Afula. The land the site is situated on is leased to Hogla-Kimberly from the Israel Land Authority.

Hogla-Kimberly operates two distribution sites under long-term lease:

Central distribution site and offices at Zrifin, leased until 2022, and the distribution site in Haifa, where the land and buildings are leased until 2007. Lease agreements for the various sites allow for the shortening of the lease periods, at various predetermined dates.

Hogla-Kimberly’s development focuses on the core of the business, paper goods and diapers, and technological changes in the existing product platforms. Hogla-Kimberly at the same time receives know-how and new products from the Kimberly Clark development centers.

Hogla-Kimberly possesses brand-name assets that promote its activities. Among these: Titulim, Lily, Molett, Shmurat Teva, Nikol, Shikma and others. Hogla-Kimberly also has rights to use Kimberly Clark Worldwide’s brand-name products in the local market, including: Huggies, Kleenex, Kotex, Depend and others.

Hogla-Kimberly’s main and most important resource is its human capital. The development of human capital is a top priority for Hogla-Kimberly, and it invests in training and seminars for its employees, including designated training for specific positions.

Hogla-Kimberly also places an emphasis on the matter of safety at work in general, and of the employees in particular, by implementation of a proactive safety policy (for prevention of the causes of accidents by investigating cases of near-accidents, in order to prevent the accidents themselves from happening, to the extent possible).

Hogla-Kimberly numbers 963 employees in total in Israel. Workers are employed under two types of agreements:

490 employees are employed under a collective agreement, while 473 are employed under personal contracts.

Those employed under the collective agreement gain the status of permanent employees at the end of a trial period of 24 months.

Hogla-Kimberly’s main raw materials are: for the tissue paper industry – clean pulp and/or recycled fibers. Pulp is imported from overseas, from three main suppliers. Recycled fibers are purchased through import and from a local supplier (one of AIPM’s subsidiary companies).

Pulp for the diaper industry is imported from three international suppliers overseas.

Other raw materials are imported in part and partially purchased from local suppliers.

There are no special purchase agreements or long-term ones, but rather orders according to demand, at market prices. There is no dependence on suppliers since with regard to the main raw materials there are alternative sources, with inconsequential added cost.

Hogla-Kimberly is assisted by Kimberly Clark’s central purchasing in the purchase process, mainly in the purchase of commodities.

Hogla-Kimberly’s exposure derives from fluctuations in the price of raw materials, mainly pulp, fluff and absorbent materials (SAP), representing the main raw materials used for the production of tissue paper and diapers, and for the imported products. Unusual rises in the cost of raw materials and imported finished products could impair profitability.

Hogla-Kimberly is exposed in a secondary manner to fluctuations in energy prices, both in the process of paper production, and as the fuel for its fleet of distribution trucks. Hogla-Kimberly is exposed to changes in the exchange rate of the shekel, both vis-à-vis the dollar as well as the euro, via its import of goods and raw materials.

Hogla-Kimberly’s customer portfolio is relatively balanced, except for three especially large customers (marketing chains and pharmacy chains).

Hogla-Kimberly’s operating working capital, as a percentage of sales, totals 19%.

From time to time, according to investment needs, Hogla-Kimberly raises sums, mainly from banks in Israel and in Turkey in the Turkish Lira and in NIS.

The ratio of Hogla’s shareholders’ equity out of the balance sheet total amounts to 49%. Most of Hogla Kimberly’s operations are financed by its positive cash flows.

Tax laws applicable to any industrial incorporation in Israel apply to Hogla-Kimberly and its subsidiaries in Israel. Hogla-Kimberly owns subsidiary companies overseas, subject to the local taxation laws. KCTR of Turkey (see details below) is the most prominent among these.

Hogla-Kimberly have final tax assessments through to and including 2003. Hogla-Kimberly’s subsidiary Hogla-Kimberly Marketing Ltd. have final tax assessments through to and including 2004 and Hogla-Kimberly’s subsidiary Mollet Marketing Ltd. have final tax assessments through to and including 2002.

Following an audit of assessments for 2002-2003 the company recorded additional tax expenses of approximately NIS 4 million for previous years.

Hogla-Kimberly is an “Approved Enterprise” in light of its investment of NIS 80 million in paper manufacturing plants at the Nahariya site, and diaper manufacture at the Afula site. The essence of the letter of approval for benefits under the Law for the Encouragement of Capital Investments are in the tax exemption on the portion of revenues derived from incremental activities for the above operations. The period of the exemption is 10 years, starting from the year during which the major investment was made.

Hogla-Kimberly decided to simplify the structure of holdings in the group. Therefore, after receiving the approval of the income tax authorities, some of the subsidiary companies were merged (Shikma Improvement of Individual Life and Rakefet Marketing and Commercial Services) into Hogla-Kimberly Ltd.

As part of the measures being taken, on December 30, 2005, H-K Overseas (Holland) B.V., a Dutch subsidiary company wholly owned by Hogla-Kimberly, sold its holdings in KCTR to Shikma Improvement of Individual Life Ltd., for the overall sum of NIS 70.8 million. In this merger process, Shikma’s holdings in KCTR were transferred to Hogla-Kimberly.

In July 2005, Clubmarket Marketing Chains Ltd. (hereinafter: “Clubmarket”), one of Hogla-Kimberly’s customers and one of the largest retail chains in Israel, filed a motion for a stay of proceedings at the Tel Aviv District Court (hereinafter: “The Court”).

During the third quarter of 2005, Supersol, the largest retail chain in Israel, secured the tender held under the supervision of the Court, for the acquisition of Clubmarket’s shops, operations and stock.

The trustees filed a creditor settlement to the Court, that was approved by the Court on December 12, 2005. This creditor settlement prescribed that creditors with a debt in excess of NIS 5 million would receive 51% of the amount of their debt as confirmed by the Trustees, but the amounts of the settlement could change in light of changes in the scope of Clubmarket’s liabilities as a result, inter alia, of various payments, disputes with the tax authorities and as a result of investigation of the debt claims served by creditors.

A sum of NIS 4.4 million was received in 2006 as part of the creditor settlement.

In November 2006, the sum of NIS 22.7 million was approved, out of NIS 25.4 million that Hogla-Kimberly sued for, and Hogla-Kimberly sued for an additional NIS 2.4 million in an appeal in 2006.

Clubmarket’s outstanding balance to Hogla-Kimberly as of December 31, 2006, beyond provisions for doubtful debts in the interim financial statements, totals NIS 1 million.

In December 2003, a motion to approve a class action suit was filed against Hogla-Kimberly, claiming a reduction in the number of diapers in the Huggies Premium diaper packages, estimated by the plaintiffs in the amount of NIS 18 million.

In February 2004, Nitzolat Hakartel Ltd. and Pikanti Meat Industries (1982) Ltd. (hereinafter: “The Plaintiffs”) filed suit against the company and against 28 other companies, including several market leaders. The total amount of the claim was NIS 1.0 billion, and the amount referring to each of the defendants was not named, in the argument of cooperation between the defendants for the purpose of harming plaintiff’s business. The Plaintiffs also filed a motion to exempt them from payment of court fees, which the Court rejected. Because of failure to pay court fees, the Court struck the claim. The Plaintiffs filed an appeal on the ruling to strike the claim. Hogla-Kimberly’s counsel believes that the chances the appeal will be accepted are slim.

In September 2006, a motion for approval of a class action suit against Hogla-Kimberly was filed, claiming a reduction in the number of diapers in the Titulim packages, estimated by the Plaintiffs at NIS 47 million.

In December 2006, a motion for approval of a class action suit against Hogla-Kimberly was filed, claiming a reduction in the amount of paper in the Kleenex Premium packages of toilet paper, estimated by the Plaintiffs at NIS 43 million.

In January 2007, a motion for approval of a class action suit against Hogla-Kimberly was filed, claiming a reduction in the number of wipes in the packages of Titulim Premium wet wipes, estimated by the Plaintiffs at NIS 28 million.

Hogla-Kimberly’s legal counsel are of the opinion, in the matter of the class action suits, that Hogla-Kimberly has good defense probabilities, and the chances that their defense will be accepted are higher than the chances of rejection.

Hogla-Kimberly’s business/marketing strategy in the local market is to develop and expand demand in relevant categories, while at the same time, to constantly lead consumers to premium quality products.

Technological innovation, reflected in high-quality products that are superior to those of competitors, and professional marketing and advertising activity, brings about continued leadership in most areas of marketing, while improving long-term financial results.

The aforesaid regarding leadership in marketing and the improvement of the financial results of Hogla-Kimberly, constitutes forward-looking information as defined by the Securities Law, based on existing plans and Hogla-Kimberly assessments.

This assessment could fail to materialize entirely or in part, or could materialize in a different manner, because of dependence on external factors such as the state of the economy, state of the market and/or realization of other risk factors described above.

In December 2006, Hogla-Kimberly distributed dividends in the total sum of NIS 34 million.

Operation in Turkey

Hogla-Kimberly operates in Turkey via its subsidiary company KCTR (formerly Ovisan). The Turkish market, because of its size and its relatively low penetration rate is marked as a long term strategic potential for growth, and KCTR is acting in order to implement the strategic plans described below.

KCTR plans to operate in the Turkish market through its premium products under the Kimberly Clark Worldwide brand in the Turkish market under a format similar to that used by Hogla-Kimberly in Israel. For this purpose, KCTR has over the past several years, established both manufacturing as well as appropriate marketing, distribution and sales infrastructures. Toward the end of 2005, KCTR launched the first feminine hygiene products under the Kotex® brand name, and during 2006, KCTR launched also the Huggies® brand name,. At this stage KCTR is recording losses from its operations, in light of its low volume of sales, as opposed to infrastructure expenses and in particular following the high cost of the launch. The launch was accompanied by an extensive marketing campaign. The arrival of the brands onto the Turkish market is accompanied by fierce competition against local brands and primarily against Procter & Gamble (P&G) – both in diapers and in feminine hygiene products. The penetration of products in these sectors involves – by its very nature – massive investments in advertising, sales promotion and additional expenses associated with penetrating into the large retail marketing chains and expanding shelf space. These expenses, coupled with the fierce competition, the pricing campaigns and the rising cost of imports due to the sharp devaluation of the local Turkish currency in mid-2006, led an increase in the operating loss of KCTR in 2006, which amounted to NIS 80 million, despite the significant increase in the volume of sales (by approx. 30%).

During 2006, Hogla-Kimberly formalized strategic plan for KCTR for the next decade, designated to expand KCTR’s operations and to improve profitability by building it up as a significant player in the Turkish market in the area of disposable diapers, feminine hygiene and tissue products of all types, on the basis of Kimberly Clark Worldwide’s international brands. The plan allows for gradual implementation according to actual results of operation, over several years and in various areas. The strategic plan was approved by Kimberly Clark and by AIPM. As part of the said strategic plan, KCTR entered into a memorandum of understanding with Unilever, pursuant to which Unilever will handle the distribution and sales of KCTR products in Turkey, except for sales and distribution to the food chains that will be handled directly by KCTR. See business objectives and strategy (General Information on the Company)

The aforesaid, in connection with the launch of Hogla-Kimberly products in the Turkish market and the strategic plan, constitutes forward-looking information as defined by the Securities Law, based on Hogla-Kimberly’s existing plans.

These plans could fail to materialize entirely or in part, or materialize in a different manner, because of dependence on external factors such as the state of the local Turkish market and economy and developments in this market, among other reasons.

The Turkish operations require an infusion of cash, some from Hogla-Kimberly’s internal sources (some $26 million in 2006) and some from banking sources (approx. $7 million raised through the banks in 2006), fully guaranteed by Hogla-Kimberly.

The major tax laws applicable to KCTR in Turkey are as follows: Corporate tax is based on the basis of taxable income in Turkey, calculated according to the financial statements, after deduction of recognized expenses, plus non-recognized expenses, net of investment incentives, as defined in Turkish tax law. The said corporate tax rate on profits is 20%.

During the second quarter of 2006, the corporate tax rate was reduced from 30% to 20%, and the company recorded tax expenses of NIS 10 million, on account of a diminished tax asset in Turkey.

The profit after taxes is subject to withholding tax in the event of payment to a foreign resident shareholder. According to the convention for the prevention of double taxation between Turkey and Israel, the tax rate on dividends is 10%.

Carryover losses for tax purposes, may be offset over a period of 5 years from the year such were created.

Merchandise and services sold in Turkey are charged with VAT at a rate of 18%. VAT is also applicable on imports into Turkey, VAT inputs may be offset from transaction VAT.

Hogla-Kimberly is exposed to various risks related to its operations in Turkey. Over the last few years there has been greater stability in the Turkish market and the main risk regarding the Turkish market involves economic instability and elevated inflation rates that previously characterized the Turkish economy, and could potentially return and negatively affect KCTR’s operations.

Carmel Containers Systems Ltd.

AIPM holds 26.25% of Carmel Containers Systems Ltd. (hereinafter: “Carmel”). The other main shareholders in Carmel are the Kraft Group of the USA, which holds 35.5% and Ampal Ltd., which holds 21.8%. Since 1992, there is an agreement between the three main shareholders determining the number of directors in the Board of Directors and the committees that will be appointed by each of the shareholders. Furthermore, it was agreed that the aforesaid shareholders will cooperate when voting on a number of essential issues that come for approval before the shareholders’ meeting.

Carmel shares were publicly traded on the American Stock Exchange (AMEX). In July 2005, Carmel, on its own initiative, was delisted from the American Stock Exchange due to the small number of shareholders in the USA, low trading volume, as well as the high administrative costs considering that Carmel does not have any plans to raise capital through the stock exchange in the near future.

Carmel Containers Systems Ltd. is one of the leading companies in Israel in the design, manufacture and marketing of board packaging products. For its many customers, from the manufacturing, agriculture, food and beverages industry and the hi-tech industry sectors, Carmel provides unique packaging solutions that are customer-tailored to their needs. Carmel also possesses unique capabilities in the area of digital printing. Most of the sales are designated for the local market.

Carmel’s consolidated revenues totaled NIS 419.9 million, NIS 415.3 million and NIS 398.0 million for the years 2006, 2005 and 2004, respectively. Carmel’s consolidated gross profit for the aforementioned years was NIS 51.1 million, NIS 47.2 million and NIS 54.3 million, respectively. As of 2006, the business results of Frenkel-CD Ltd., were included in Carmel’s financial reports under the equity method of accounting, following the completion of the merger process of activities between Frenkel and Sons, Ltd. and CD Packaging Systems Ltd., as will be described below.

2006 was characterized by a 3% increase in demand for cardboard packaging; close to the 5% estimated increase in the GNP for the year 2006. Carmel consequently recorded a 2.4% quantitative increase in its sales volume in comparison with 2005. On the other hand, a sharp rise was recorded in the prices of inputs. Carmel succeeded in raising the prices of its products and thereby succeeded in raising its gross margin per ton and improved its financial results.

Carmel’s customer base is quite wide and includes the economy’s leading companies, which are active in a wide range of customer activities such as industry, food, beverages and agriculture. Out of some 400 active customers, about 20 of the largest comprise approximately 57% of Carmel’s total operations. Product manufacture and sale are made according to orders and in coordination with the customers, while a small portion of the products are produced for inventory.

In 2006, the export activity expanded to include Egypt. This activity is carried out mainly through the tripartite agreement between Israel, Egypt and the United States (the QIZ – Qualifying Industrial Zone Agreement). This agreement grants custom benefits to Egyptian exports to the USA on condition it purchases inputs from Israel.

Carmel distributes its products and varied channels including direct sales to the end customers and through agents.

Besides Carmel, there are three other main companies producing corrugated board that are operating in the Israeli market – Cargal, I.M.A. and Best Carton, as well as import from Turkey in a rate of approximately 3%.

The corrugated board industry is capital intensive, a fact that provides a natural barrier to the entry and exit of competitors in the trade. The main substitute for corrugated board products is shrink wrap for beverages.

Corrugated board production is carried out at two facilities, in Caesarea (the plant works 24 hours a day, except for weekends) and at Carmiel (the plant works only one shift). Additionally, the Company has an assembly center for agricultural packaging in Ashkelon, which began its activity in 2006, supplying assembled carton packages for the Central and Southern regions of the country. The Company has an additional assembly center in Ein Yahav, which serves customers in the Aravah region.

Carmel’s Caesarea plant has an annual production capacity for corrugated board estimated at approx. 100 thousand tons. During 2005 and 2006, Carmel made a strategic move to improve its corrugated array with the aim of enlarging its production capacity, to be more efficient and to widen its use of various types of papers. This investment improved the rate for paper waste and allows for the use of lighter papers. The total amount of this investment was about NIS 21 million.

Carmel’s fixed assets include mainly machinery and production equipment for paper corrugation and processing machines that carry out the cutting, printing, pasting and folding until completion of the final product. In 2006, a box maker was purchased by the subsidiary Tri-Wall, for its Netanya production site. For 2007, a pallet production line is planned to be purchased at Netivot.

Carmel has a fleet of trucks that includes operational leased vehicles, self-owned and operational leased fork-lifts. The Company operates a fleet of trucks through sub-contractors.

Carmel leases real estate and buildings in the industrial areas of Caesarea, Carmiel, Hadera, Ashkelon, Migdal Haemek and Netanya. In addition, Carmel owns real estate in Netivot.

During 2006, real estate in Netanya owned by its subsidiary, Tri-Wall Containers Ltd., was sold off.

Carmel has two subsidiaries:

1.	Frenkel- CD Ltd. (“FCD”), a subsidiary in joint ownership with AIPM and Frenkel & Sons Ltd., which is among the leading companies in designing,

producing and marketing packaging for consumer goods. For its many customers, from the manufacturing, agriculture, food and beverage industry and the hi-tech industry sectors, FCD provides unique packaging solutions that are custom-tailored to meet their needs.

In January 2006, a transaction was completed wherein C.D. Packaging Systems, Ltd. (which is held 50% directly by AIPM and 50% by Carmel) purchased the operations of Frenkel &Sons, Ltd. in consideration of the allocation of 44.3% of the shares of the merged company, FCD. The purpose of the new group is to combine activities in this section becoming a more significant factor in a competitive market, while integrating the two companies’ advantages and realizing the potential for cost savings as a result of the synergy between their activities.

2.	Tri-Wall Containers (Israel), Ltd., a wholly owned subsidiary, engages in the design, manufacture and marketing of special triple-walled board containers (produced by Carmel), integrated with other materials, for the packaging and shipping of goods mostly for the hi-tech market, bulk shipments and other uses. Tri-Wall also produces wood pallets for the local market and for export. Tri-Wall has two production sites: in Netanya and in Netivot.

Carmel’s most important and main resource is its human capital. Carmel places at the top of its objectives, the development of its human capital and is investing efforts in employee training and further education, including specific training for different positions.

Carmel also places an emphasis on the matter of safety at work in general, and of the employees in particular, by implementation of a proactive safety policy (for prevention of the causes of accidents by investigating cases of near-accidents, in order to prevent the accidents themselves from happening, to the extent possible).

The number of employees at the Carmel Group totals 800 who are employed through a variety of types of agreements as follows:

278 employees under collective agreements.

449 employees under individual contracts.

73 employees of manpower companies.

Carmel places special emphasis upon meeting quality standards and control as accepted by international companies. Carmel consequently meets the requirements of international standards ISO2000: ISO-9001 and the HACCP and BRC/IOP international standards for food-safety management. In addition, Carmel was certified for the Environmental Quality Standard 14001and Safety 18001. Carmel also takes part in and regularly wins the annual prize for Beautiful Industry. The Company won the beauty flag in 2006 for the paper and print trades. Also, in 2006, Carmel won second prize in the “Israel Star” competition – for special packaging for spices.

The main raw material in the production of corrugated board is paper. This raw material forms the central component of the cost of sales, representing about 60% of the final product’s cost. Carmel has two principal suppliers in the paper sector who are amongst its shareholders.

Carmel’s consolidated working capital as a percentage of sales, stood at approx. 30% in 2006.

The major risk factor is the price of raw materials, primarily paper, which forms the essential component of Carmel’s costs. Additional risks originate from the need for additional inputs for the production process such as energy, electricity, transport and starch.

Carmel imports paper in American dollars. As a result, there exists a risk from the fluctuations in the dollar exchange rate which influences the NIS-denominated price of the inputs and upon the exchange-rate differentials derived from dollar-denominated liabilities.

Carmel has short-term loans that totaled approximately NIS 7.64 million as at December 31, 2006; long-term loans (including current maturities) that totaled approximately NIS 72.38 million on December 31, 2006.

The tax laws that are applicable to industrial corporations registered in Israel, apply to Carmel. Carmel has final tax assessments up to and including the year 2001.

T.M.M. Integrated Recycling Industries, Ltd.

On February 13, 2007, AIPM ceased to be a shareholder in T.M.M. due to the sale of all of its holdings in T.M.M. , as detailed below. As of December 31, 2006, the extent of AIPM’s holdings with voting rights in T.M.M. Integrated Recycling Industries, Ltd. (hereinafter T.M.M.), directly or indirectly, was 43.08%; the other shareholders – the French Group, Veolia Environnment (through CGEA (Israel), Ltd., Veolia Israel company) with approx. 44.95%. Rafi Alon (the president of the T.M.M. Group until December 31, 2006), approx. 2.6%; and the public, approx. 9.6% (T.M.M. was traded on the Tel-Aviv Stock Exchange until February 01, 2007).

On January 4, 2007, AIPM entered into an agreement with CGEA, pursuant to which it will sell its holdings in Barthelemi to CGEA, as well as the remainder of its holdings in T.M.M. Under the agreement, CGEA purchased all of AIPM’s holdings in Barthelemi. CGEA also purchased all the holdings in T.M.M. in the framework of a full tender offer and in February 2007, as aforesaid, AIPM ceased to be a shareholder in T.M.M.

T.M.M. and its subsidiaries and associated companies (hereinafter: “The T.M.M. Group”) is engaged in providing services related to treatment of household, industrial and commercial waste.

The T.M.M. Group is among the large companies in the field of solid waste removal in Israel. It operates transfer stations and transports waste within local municipalities. The T.M.M. Group likewise provides waste collection and removal services for about 50 local municipalities. Amongst them are Be’er-Sheva, Tel-Aviv, Rishon Letzion, Netanya and Yehud, along with about 1,200 private and institutional customers such as Israel Electric Company, the Ministry of Defense and retail marketing chains.

T.M.M, which was established in 1989, became a public company whose shares have been traded on the Tel Aviv Securities Exchange since May 1994. Following the full tender offer made by CGEA and accepted, all of T.M.M.’s shares were delisted from the stock exchange as of February 1, 2007.

T.M.M. and its subsidiaries, engage in providing services related to handling household, industrial and commercial waste, including, among others, collecting, transporting, landfilling, sorting, recycling, shredding and compacting of waste and green waste, producing compost from waste, building and operating national landfills and the construction and operation of transfer sites for receiving waste, its compaction and transport to landfills.

The T.M.M. Group’s activities consist of two main areas:

Waste Collection and Removal and Street Sweeping

These services are provided by wholly owned subsidiaries: Y.R.A.V. Landscape Services, Ltd. and Amnir environmental services Ltd., as well as through Tzach Or Sanitation Services, Ltd., which held. 67%.

T.M.M.’s revenues in this area are usually based upon contracts with local municipalities following the securing of tenders and agreements with other customers.

The sum of T.M.M.’s revenues from this activity totaled NIS 137.5 million, NIS 128.1 million and NIS 125.1 million during 2006, 2005 and 2004, respectively. T.M.M.’s gross profit in this area of activity amounted to NIS 11.3 million, NIS 6.7 million and NIS 11.2 million, respectively.

During 2005 and 2006, there was a significant increase in the price of diesel fuel due to the rise in crude oil prices in the global oil market. In addition, during these years there was a significant increase in the excise tax on diesel fuel. In January 2005, the government of Israel announced reforms under which an order was given to gradually raise the tax rates (excise tax) on diesel fuel beginning in September 2005 and through to 2009. The increase in the tax on diesel fuel and its price had a pronounced impact upon T.M.M. Group’s profitability in its two areas of activity. The T.M.M. Group took a number of steps in order to deal with the aforesaid rise, including among other things, conducting negotiations with the local municipalities;

parting with several customers that caused a loss to T.M.M.; reducing various operational costs and a comprehensive improvement in efficiency across all its areas of activity.

During 2006, the rise in diesel fuel prices was moderated but is still higher than during the years before 2004.

With the worsening economic condition of the local municipalities during the last several years, the local municipalities lowered the threshold in the tender conditions regarding quality, experience and financial stability and placed a greater emphasis upon the price. This trend intensified the competition in the trade and allowed for more companies to participate in the tenders, including companies without experience and/or the means to carry out the services at the quality level provided by the T.M.M. Group.

Designing, Building and Operating Transfer Stations and Landfills

Transfer stations are meant to be a local collection point for locally collected waste, transported to the transfer station and accumulated in large containers for transport to landfills.

The T.M.M. Group operates transfer stations and transports waste for the local municipalities of Rishon Letzion, Haifa, Afulah and Petah Tikvah. The T.M.M. Group also operates the transfer station for the Dan Association of Cities, located at Hiriyah, from which waste is transported to landfills.

Waste is transferred to landfills approved by the Environmental Protection Ministry, including landfills that are only partially or fully operated by the T.M.M. Group.

The T.M.M. Group operates a number of landfills across the country — Ganei Hadas (33% operational rights), Evron (51% operational rights), Effeh (25% operational rights), Tovlan (100% operational rights) and Ramat Zvi (100% operational rights – this landfill was closed in November 2006). At these landfills, waste removal services are provided by burying the waste in a burial pit and covering it up with a layer of earth. The landfills are amongst the most advanced in the country and meet

European standards as required by the Environmental Protection Ministry regarding sealing the ground with plastic sheeting to prevent ground contamination, treatment and monitoring of gases that acummulate in the ground due to the break-down of organic materials in the waste; closing up the burial pit and restoring the grounds upon completing the process.

In addition, the T.M.M. Group engages in waste recycling and separating recyclable products such as cartons, metal, organic material for producing compost (in Afulah) etc. at the recycling plants in Afulah, Petah Tikvah and Rishon Letzion.

On January 16, 2007, the Israeli Parliament approved a third reading of the Cleanliness Protection Law (amendment No. 9) 2007 (hereinafter “The Cleanliness Law”), which imposes a levy on waste burial.

In accordance with the directives of the Cleanliness Law, a levy is to be placed upon waste landfilling in the amount of NIS 10 per ton per year in 2007 and up to NIS 50 from 2011 onwards. The remains of waste sorting (that is, waste that was sorted at a transfer station for treatment and recycling) will be charged a reduced landfilling levy of NIS 0.80 per ton in 2007, rising to NIS 4 per ton from 2011 and thereafter.

According to its wording, the law will be coming into effect on July 1, 2007.

According to T.M.M.’s estimation, the application of the Cleanliness Law, beginning on July 1, 2007, will improve T.M.M.’s profitability by a sum between NIS 500 thousand to about NIS 3 million per year, on average for a full year (for both stations).

This information is forward-looking information, whose realization is not certain. The aforesaid estimations by T.M.M. are based upon assumptions that served as the basis for the valuation of the two stations that T.M.M. received; estimations of potential customers’ behavior who will be charged the landfilling levy, as well as estimates of the price that T.M.M. expects to be able to receive from those customers with the law’s application. Since this concerns forward-looking statements that are uncertain-in the instance that the assumptions made by the Company are not realized, or will be realized in a manner other than expected- the improvement in profitability will change accordingly.

The sum of T.M.M.’s revenues from this activity totaled NIS 131.2 million, NIS 140.7 million and NIS 125.1 million, in 2006, 2005 and 2004, respectively. T.M.M.’s gross profit in this area of activity amounted to NIS 2.8 million, NIS 13.2 million and NIS 16.5 million, respectively.

Concerning the influence of the rise in price of diesel fuel and the excise tax upon it upon the sector, refer to the details on the waste collection and removal services sector.

The T.M.M. Group has under ownership or lease, trucks of various types (compaction trucks, Rmsa trucks and trucks equipped with cranes), trailers, street sweepers and tractors used for its operations. In addition, the T.M.M. Group purchased various collection containers (garbage bins, compactors, etc.) placed at customer premises and used for waste storage until transported by the T.M.M. Group. TMM Group owned three garages located in the North, Center and South, handling the TMM Group vehicles (All the garages were closed during December 2006, and the company treats its vehicles in external garages). Under the T.M.M. Group’s ownership are sorting and recycling plants in Afulah, Petah Tikvah and Rishon Letzion. The T.M.M. Group’s investments in landfills include, amongst others, excavating and sealing operations; pipe systems, sewage and office buildings. The T.M.M. Group has invested in the transfer stations mostly in constructing ramps, infrastructure, truck weighing stations, effluent treatment systems, installations and auxiliary equipment

From time to time, the group runs training sessions for employees in their area of work, such as correct driving training for drivers; safety training and instruction for workers. T.M.M. engages two licensed safety officers.

At the end of 2006, the total number of workers employed by the T.M.M. Group stood at 441 employees. In addition the company employees from time to time tens of temporary employees through manpower companies if needed.

T.M.M. has loans (both short and long-term) totaling about NIS 112.6 million as of December 31, 2006.

The T.M.M. Group has undertaken to the banks to maintain certain financial ratios on account of loans therefrom, primarily regarding the ratio of shareholders’ equity to balance sheet total, so that it does not fall below 25% or 30% (for some of the banks). T.M.M. has met with all the banks concerning the required collateral in order to continue to receive bank credit. Lately, T.M.M. has undertaken to grant all the banks a current lien upon its assets to guarantee the aforesaid credit.

The tax laws that are applicable to industrial corporations registered in Israel, apply to T.M.M. T.M.M. has final tax assessments up to and including the year 2001.

In light of the fierce competition and the erosion of margins in the areas of waste collection, transport and sweeping services, T.M.M. is aiming to keep its present customers, and to focus on collecting from those places where it is possible to provide collection services with end-solutions for waste treatment. It is T.M.M.’s intention to expand its activities in the areas of transfer stations, sorting plants and landfills in light of the comparable advantages that it has versus its competitors in this market, which requires experience, as well as specialized professional knowledge.

T.M.M. has developed complementary activities for the transport and sale of sand, shredding tires and treating contaminated soil. T.M.M. estimates that there is a market potential in these areas and it will work to expand its activity and presence in this market. During 2006, the Company expanded its activity in the feald of return transport of sand thereby utilizing the existing trucks that transport waste. Despite that, T.M.M. desisted during this year the treatment of tires shredding.

The above said concerning T.M.M.’s aims constitutes forward looking statement as defined by the Securities Law, based upon T.M.M.’s existing plans and estimations.

This assessment could fail to materialize entirely or in part, or could materialize in a different manner, because of dependence on external factors such as the state of the economy, state of the market and/or realization of other risk factors described below.

The T.M.M. Group is mainly affected by two macro economic variables:

•	The price of diesel fuel and its excise tax rate – A rise in the cost of diesel fuel mainly affects the waste collection and removal areas, as well as the activity at the transfer stations since these activities are based on the use of vehicles and equipment that use diesel fuel.

•	The Consumer Price Index – Most of the T.M.M. Group’s contracts are linked to the Consumer Price Index.

On March 7, 2006, T.M.M. announced that the Securities and Exchange Commission had contacted it concerning an investigation it is holding relating to T.M.M. At this stage, TMM is still unable to estimate the impact of this investigation on the company.

Cycle-Tec Recycling Technologies Ltd.

The Company holds 30.18% of Cycle-Tec Recycling Technologies Ltd (hereinafter: “Cycle-Tec”). The other shareholders are: Private investors – 19.4%; entrepreneurs and employees – 37.8%; and the technological incubator – 12.6%.

Cycle-Tec engages in the development of a process for producing composite materials with a relative advantage of strength, for the plastics industry, from paper waste (mainly newspapers) and recycled plastic.

The patent received authorization from the American testers and was conclusively registered.

During 2004, the technological feasibility for local manufacture (hubs manufactured by Amnir using Cycle-Tec’s materials are sold in the Israeli market to the plastics and paper industries).

Cycle-Tec is working to commercialize the technology through the manufacture of hubs and their sale, while seeking additional products that can utilize this technology.

This report includes forward-looking information as defined in the Securities Law – 1968. This information includes, inter alia, forecasts, objectives, estimates and estimations, relating to future events or matters, whose realization is not certain and lies outside the Company’s control. In this report, forward-looking information will be identified specifically, or by wordings such as “The Company anticipates”, “The Company estimates”, “The Company intends” and the like.

Forward-looking information does not constitute proven fact and is based exclusively on the Company’s subjective estimate, that is based, inter alia, on a general analysis of the information it had at its disposal at the date of preparation of this report, including publications in the public domain, studies and research, containing no guarantee regarding the veracity or entirety of the information included therein and whose veracity has not been ascertained by the Company independently.

Furthermore, the realization and/or lack of realization of the forward-looking information will be affected by factors that cannot be evaluated in advance and that lie outside the Company’s control, including the risk factors that characterize the Company’s operations as detailed in this report, coupled with the developments in the general environment and external factors that affect the Company’s operations, as detailed in this report.

Consequently, although the Company believes that its expectations, as appearing in this report, are reasonable, there exists no certainty that the Company’s actual future results will be according with these expectations and they may actually differ from those presented in the forward-looking information appearing in this report.

Chapter B

MANAGEMENT DISCUSSION

Chapter C

Financial Statements

As at December 31, 2006

Chapter D

Additional Details Regarding the Corporation

Subject	Contents	Page

Regulation 10 A	Summary of quarterly statements of income	1

Regulation 10 C	Use of proceeds from securities, with mention of objectives of	1
	proceeds according to prospectus

Regulation 11	List of Investments in subsidiaries and in associated companies as	1
	of the date of the balance sheet

Regulation 12	Changes in investments in subsidiaries and in associated companies	1
	during the reported year

Regulation 13	Revenues of subsidiaries and associated companies, and	1
	corporation's revenues from such as of the balance sheet date

Regulation 14	List of groups of loan balances given as of the date of the balance	2
	sheet, if granting of loans was one of the corporation's main
	dealings

Regulation 20	Trade on the Stock Exchange - securities registered for trade/	2
	suspended - dates and reasons

Regulation 21	Payments to senior officers	2

Regulation 22	Salaries and Benefits	2

Regulation 24	shares Convertible securities held by interested parties in the	2
	corporation, in subsidiary companies or in associated company as
	close as possible to the date of the report

Regulation 24A	Registered share capital, issued capital and convertible securities	3

Regulation 25A	Residence and address	3

Regulation 26	Corporation's board of directors	3

Regulation 26A	Senior officers in the Corporation	3

Regulation 27	The Corporation's Auditing CPA	4

Regulation 28	Changes in the memorandum or articles during reported year	4

Regulation 29	Directors' recommendations and resolutions	4

Regulation 29A	Company Resolutions	4

Name of Company:	American Israel Paper Mills Ltd.

Registered number of Company:	Public company 52-0018383-3

Address:	POB 142, Hadera 38101

Telephone:	04-6349405

Facsimile:	04-6339740

Date of Balance:	December 31, 2006

Date of Report:	March 8, 2007

Regulation 10 A – Summary of Quarterly Statements of Income
Summary of quarterly statements of income attached hereto as Appendix A of this report.

Regulation 10 C – Use of proceeds from securities, with mention of objectives of proceeds according to prospectus
None.

Regulation 11 – List of investments in subsidiary companies and in associated companies as of the the balance sheet date
List of investments attached hereto as Appendix B of this report.

Regulation 12 – Changes in investments in subsidiary companies and in associated companies during the reported year
List of changes attached hereto as Appendix C of this report.

Regulation 13 – Revenues of subsidiary companies and associated companies, and corporation’s revenues from such as of balance sheet date
List of revenues attached hereto as Appendix D of this report.

Regulation 14 – List of groups of loan balances given as of the date of the balance sheet, if granting of loans was one of the corporation’s main dealings
None.

Regulation 20 – Trade on the Stock Exchange – Securities registered for trade/ suspended – dates and reasons
During the reported period 30,518 ordinary shares were registered for trade following employee’s exercise of options.

During the reported period, trade was suspended on the following dates:

March 8, 2006 – publication of annual balance sheets
May 18, 2006 – publication of quarterly balance sheets
June 22, 2006 – distribution of dividends
August 9, 2006 - publication of quarterly balance sheets
November 9, 2006 - publication of quarterly balance sheets
November 11, 2006 – Company notice

Regulation 21 – Payments to senior officers
Attached hereto details in Appendix E.

Regulation 22 – Salaries and benefits

The salaries of interested parties during the report period total NIS 8,598 thousand (including Directors, Chairman of the board until April 02, 2006 and CEO, Additional information regarding the retired Chairmen- in Appendix E)

Regulation 24 – Convertible shares and securities held by interested parties in the corporation, in subsidiary companies or in associated companies as close as possible to the date of the report

List of interested parties’ holdings attached hereto as Appendix F.

In 1980 a voting agreement was signed (amended in 1982) between Clal Industries and Investment Ltd Ltd. and Discount Investment Corporation Ltd., under which the two companies would cooperate in voting with regard to appointments in the board of directors, the salaries of the Chairman of the Board and the CEO in the Board committees and with regard to the approval of distribution of dividends. The agreement also included the parties’ undertaking to award right of first refusal to the other party in the event of the sale of shares by either party.

Regulation 24A – Registered share capital, issued capital and convertible securities

The corporation’s registered capital as of January 31, 2007: 20,000,000 shares
The corporation’s issued capital as of January 31, 2007: 4,033,317 shares

194,300 options were issued to senior employees on July 5, 2001. The balance of options not yet exercised as of January 31, 2007 totals 33,450.
81,455 options were issued to employees on November 2, 2001, according to a scheme. On November 3, 2006, the program expired.

Regulation 25A – Residence and Address

Corporation's registered address:	POB 142;
Hadera Industrial Zone 38101

E-mail address:	hq@aipm.co.il

Telephone no:	04-6349405

Fax. no. :	04-6339740

Regulation 26 – Corporation’s board of directors

List of directors and their particulars attached hereto as Appendix G.

Regulation 26A – Senior Officers in the Corporation

List of senior officers and their particulars attached hereto as Appendix H.

Regulation 27 – Corporation’s External Auditors

Corporation's accounting firm at the reported period is Kesselman & Kesselman, of 25 Hamered St., Tel- Aviv.

To the best of the corporation’s knowledge, the accountants are not interested parties or family relations to any interested party or of any senior officers in the corporation.

Regulation 28 – Changes in the memorandum or articles of association during the reported year

On June 21, 2006 the General Meeting resolved on changes in sections 135.1, 136, 137.1 of the Company articles, with regard to undertaking remuneration of Company officers, in accordance with amendment 3 of the Companies Law – 1999 (the Companies Law).

Regulation 29 – Directors’ recommendations and resolutions

On June 22, 2006 the Company’s Board of Directors resolved TO distribute dividends in the amount of NIS 24.85 per ordinary share for shareholders registered in the Company books as of July 5, 2006. Payment of dividend was distributed on July 18, 2006.

Regulation 29A – Company resolutions

On May 10, 2004, the Company’s Board of Directors resolved, as stated above, regarding remuneration of each of the company officers, for any liability or expense as set out below, imposed on such following an action taken (including actions before the date of the writ of remuneration) and/or any action to be taken in future by virtue of office in the company, directly or indirectly related to events set out in the schedule to the writ of remuneration, to any part of such or related to such, directly or indirectly, provided the sum of remuneration, under all writs of remuneration granted in this matter to such company officer, according to the resolution of the board of directors, does not exceed a cumulative sum equivalent to 25% of the company’s shareholders’ equity according to its last financial statements (consolidated), published before de facto awarding of the writ of remuneration.

On June 21, 2006, the general meeting approved the amendment to section 1.1 of the writ of remuneration, in accordance with amendment no. 3 of the Companies Law and in accordance with the amendment to the company articles.

The company’s board of directors also approved officers’ liability insurance at a volume of $6 million. The resolution was approved on June 21, 2006 by the corporation’s general meeting.

American Israel Paper Mills Ltd.

Date of Signature: March 7, 2007

Names of signing parties:

Avi Brenner – Corporation General Manager
Israel Eldar – Corporation Comptroller

-6-

Appendix A

Regulation 10 A – Summary of Consolidated Quarterly Statements of Income
(In NIS thousands) (1)

	January-March 2006	April-June 2006	July-September 2006	October-December 2006	2006
Sales, net	131,488	127,676	136,527	134,418	530,109
Cost of Sales	103,826	102,120	106,109	106,670	418,725
Gross Profit	27,662	25,556	30,418	27,748	111,384
Selling, Marketing, General and Administrative Expenses:					
Selling and Marketing	7,923	7,590	8,287	7,566	31,366
General and Administrative	6,407	6,152	5,370	11,588	29,517
	14,330	13,742	13,657	19,154	60,883
Profit from ordinary operations	13,332	11,814	16,761	8,594	50,501
Financial expenses, net	4,241	8,618	8,679	9,573	31,111
Other Income (Expenses), net				37,305	37,305
Income before taxes on income	9,091	3,196	8,082	36,326	56,695
Taxes on Income	2,700	1,400	1,959	10,643	16,702
Profit from Company and consolidated subsidiary operations	6,391	1,796	6,123	25,683	39,993
Share in earnings (losses) of associated companies, net	1,770	(7,292)	(9,795)	(10,885)	(26,202)
Cumulative impact at beginning of period in associated company earnings	(461)				(461)
Net income for the period	7,700	(5,496)	(3,672)	14,798	13,330
Basic net income (loss), before cumulative impact per share (in NIS)	2.03	(1.37)	(0.91)	3.68	3.42
Cumulative effect, at beginning of year, at a change in accounting policy at loss of an assocaited company	(0.11)				(0.11)
Basic net earnings (loss) per share (in NIS)	1.92	(1.37)	(0.91)	3.68	3.31
Diluted net income (loss), before cumulative impact per share (in NIS)	2.03	(1.37)	(0.91)	3.65	3.39
Cumulative effect, at beginning of year, at a change in accounting policy at loss of an assocaited company	(0.11)				(0.11)
Diluted net earnings (loss) per share (in NIS)	1.92	(1.37)	(0.91)	3.65	3.28
No. of shares that served for calculating basic earnings per share	4,017,683	4,023,550	4,027,819	4,025,181	4,025,181
No. of shares that served for calculating diluted earnings per share	4,036,704	4,023,550	4,027,819	4,058,610	4,058,610

(1) The sums in NIS are in accordance with Standard 12 of the Israel Financial Accounting Standards Board.

- 7 -

Appendix B
Page 1

Regulation 11 – List of Investments

Share capital in active subsidiaries and related companies and holding percentages

As at December 31, 2006

Company Name	Registered share capital				Issued and Outstanding Share Capital		Holding % (direct and indirect)	
	Type of share	Par value per	No. of shares	Total par value in NIS	No. of shares	NIS	In equity	In voting and authority to appoint directors
Amnir Recycling Industries Ltd.		1.0000	6,000,000	6,000,000	5,367,000	5,367,000	100.00%	100.00%
Barthelemi Holdings Ltd.		1.0000	38,200	38,200	38,200	38,200	35.98%	35.98%
Hogla-Kimberly Ltd.		1.0000	11,000,000	11,000,000	8,263,473	8,263,473	49.90%	49.90%
Graffiti Office Supplies & Paper Marketing Ltd.		1.0000	22,000	22,000	1,000	1,000	100.00%	100.00%
American Israeli Paper Mills Paper Industry (1995) Ltd.		1.0000	28,000	28,000	100	100	100.00%	100.00%
Mondi Business Paper Hadera Ltd.		1.0000	38,000	38,000	1,000	1,000	49.90%	49.90%
Frenkel-CD Ltd.	A	1.0000	11,998,000	11,998,000	10,000,000	10,000,000	35.16%	
Frenkel-CD Ltd.	B	1.0000	2,000	2,000	1,795	1,795		35.16%
Carmel Containers Systems Ltd.		1.0000	10,000,000	10,000,000	2,520,000	2,520,000	26.25%	26.25%
T.M.M. Integrated Recycling Industries, Ltd. (1)		1.0000	33,000,000	33,000,000	32,612,055	32,612,055	41.60%	41.60%

-1 The share price of TMM Integrated Recycling Industries, Ltd. (share No. 10803992) as at December 31, 2006, was NIS 1.77.

- 8 -

Appendix B
Page 2
Investments in subsidiaries and related companies - Dec-31-06
In NIS thousands

Company Name	Cost	Equity value	Outstanding loans
Consolidated Subsidiaries			
Amnir Recycling Industries Ltd.	6,741	118,991	21,527
Dafnir Packaging Systems Ltd.	92	(893)	1,134
Nir Oz Investment Company Ltd.		64,945	(14,673)
Graffiti Office Supplies & Paper Marketing Ltd.	999	(26,011)	38,768
American Israeli Paper Mills Paper Industry (1995) Ltd.	245,308	323,701	
American Israeli Paper Mills Marketing (1992) Ltd.		(2,023)	2,103
Associated Companies			
Barthelemi Holdings Ltd. (1)	27,250	17,921	12,613
Hogla-Kimberly Ltd. (2)	23,323	430,765	(32,770)
Carmel Containers Systems Ltd. (3)	18,313	136,019	
Mondi Business Paper Hadera Ltd. (4)	1,095	88,062	43,011
T.M.M. Integrated Recycling Industries, Ltd. (5)	14,788	36,664	

(1) Of which our share = 35.98%

(2) Of which our share = 49.90%

(3) In Carmel, our share = 26.25%, in addition to 35.16% in an associated comp

(4) Of which our share = 49.90%

(5) Of which our share = 43.08%, directly and indirectly

Loan terms	
Linked to US$ - Interest 0%-6.15%	25,557
Linked to CPI - Interest 0%-4%	38,768
Unlinked loan with 3.9% interest	36,674
Capital notes - unlinked and interest-free	-29,287
Total	71,712

Loan repayment terms	
The repayment date has yet to be set	71,712

Appendix C

Regulation 12 – Changes in investments in subsidiary companies and in associated companies during the reported period

Changes in holdings during the reported period —
In January 2006, a transaction was completed whereby CD Packaging Systems Ltd. acquired the operations of Frenkel and Sons Ltd. in return for the allocation of shares of the merged company to the shareholders of Frenkel and Sons Ltd.

Changes in holdings subsequent to the balance sheet date —
On January 4, 2007, the Company entered into an agreement with Veolia Israel CGEA Ltd. (hereinafter: “CGEA”), pursuant to which the Company will sell its holdings in Barthelemi to CGEA, along with its remaining holdings in TMM. Pursuant to the agreement, CGEA has acquired all of the Company’s holdings in Barthelemi. CGEA also acquired all of the Company’s holdings in TMM, as part of a complete tender offer and starting February 2007, the Company is no longer a shareholder in TMM.

Appendix D

Regulation 13 - Revenues of Subsidiary Companies and Associated Companies
(For 2006)
In NIS thousands

Company Name	Profit (loss) before taxes	Profit (loss) after taxes	Dividend received	Management fees	Interest received (paid) (NIS `000, nominal)
Consolidated Subsidiaries
Amnir Recycling Industries Ltd.	19,950	12,323			(5,654)
Graffiti Office Supplies & Paper Marketing Ltd.	(873)	(495)			517
American Israeli Paper Mills Paper Industry (1995) Ltd.	15,963	12,517			(3,397)

Associated Companies
Barthelemi Holdings Ltd. (1)		(9,292)		1,115
Hogla-Kimberly Ltd. (2)		(10,671)	16,966
Carmel Containers Systems Ltd. (3)		11,438
Mondi Business Paper Hadera Ltd. (4)		(7,719)			1,651
T.M.M. Integrated Recycling Industries, Ltd. (5)		(36,786)

(1)  Of which our share = 35.98%
(2)  Of which our share = 49.9%
(3)  Of which our share = 26.25%, in addition to 35.16% in an associated company of Carmel
(4)  Of which our share = 49.90%
(5)  Of which our share = 43.08%, directly and indirectly

-11-

**Appendix E**

**Regulation 21- Payments to senior officers**

Following is the Payments paid by the Corporation and liabilities taken by it, as specified in Regulation 21:

| | position | Thousands NIS |
|---|---|---|
| No' 1 | Chairmen of the Board of Directors (until 04/06)* | 5,692 |
| No' 2 | CEO | 2,402 |
| No' 3 | Division Manger | 1,448 |
| No' 4 | Vice President | 1,348 |
| No' 5 | Division Manger | 1,112 |

* The Chairmen of the Board of Directors retired on April 02, 2006, from his position as Chairman of the Board of Directors after 37 years of employment in senior positions in the AIPM Group. The above mentioned sum of money includes its payment fees for 3 months and remuneration for execution of the remnant of remuneration according to the plan approved by the General meeting in 2001.

In addition, the Company obligated to pay the retired Chairmen, according to the agreement with him that was approved by the Board of Directors in March 2003 and by the General meeting in July 2003, an amount (not yet paid) of NIS 4.992 million.

-12-

Appendix F
Regulation 24- List of Interested Party Holdings

				Percentage of shareholdings in the Company		Percentage of shareholdings in the Company fully diluted	
Name of Interested Party	**Company's No'**	**Class of shares held**	**Number of shares held as at 01.29.06**	**In Equity**	**In voting and In the authority to appoint Directors**	**In Equity**	**In voting and In the authority to appoint Directors**
Clal Industries and Investments Ltd.	52-002187-4	632018	1,531,128	37.96%	37.96%	37.65%	37.65%
Clal Insurance Ltd.	52-003612-0	632018	99,738	2.47%	2.47%	2.45%	2.45%
Discount Investments Corporation Ltd.	52-002389-6	632018	865,014	21.45%	21.45%	21.27%	21.27%
Epsilon Trust Funds Management (1991) Ltd.	51-157620-9	632018	1,205	0.03%	0.03%	0.03%	0.03%
Avi Brener	51659571	6320030	1,975	-	-	-	-

Appendix G

List of Directors

(alphabetical)

a.     Blum Ronit

b.     Bronshtein Ari

c.     Dankner Nochi

d.     Yehezkel Avi

e.    Livnat Zvi

f.     Manor Itzhak

g.     Makov Amir

h.     Mar-Haim Amos

i.     Fisher Avi

j.     Rosenfeld Adi

Appendix H

Senior Position Holders in the Corporation

a.
1.	Name: Avi Brenner
1a.	I.D. No.: 051659571
2.	The position he fills in the Company: CEO.
b.
1.	Name: Israel Eldar
1a.	I.D. No.: 324627-9
2.	The position he fills in the Company: Corporate Auditor and Responsible for Risk Management at the Group.
c.
1.	Name: Greenbaum Eli
1a.	I.D. No.: 051293298
3.	The position he fills in the Company: Internal Auditor.
d.
1.	Name: Gabby Keinan
1a.	I.D. No.: 008635708
2.	The position he fills in the Company: Senior Manager.

Exhibit 3

Translation from Hebrew

March 7, 2007

MANAGEMENT DISCUSSION

We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group (“AIPM” or the “Company”) for the year 2006. The Company, its consolidated subsidiaries and its associated companies – hereinafter: “The Group”.

A.	Description of the Corporation’s Business

1.	Company Description

AIPM deals in the manufacture and sale of packaging paper, in the recycling of paper waste and in the marketing of office supplies – through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, corrugated board containers and packaging for consumer goods.

The Company’s securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange (AMEX).

2.	The Business Environment

In 2006, the accelerated growth in the Israeli economy continued (5%), along with growing demand in the public sector and growth in private consumption.

Although the Second Lebanon War in the summer of 2006 led to a certain slowdown in economic activity during the war, the economy rapidly recovered and returned to the accelerated growth rate that existed before the war.

The Company’s results continued to be affected by high energy prices – primarily fuel oil, whose prices rose by an aggregate 70% in 2005 and 2006 in relation to 2004 (38% in 2005 and 22% in 2006), while diesel prices rose by an average of 29%.

The impact of rising energy prices on the aggregate operating profit of the Company amounted to approximately NIS 22 million.

At the same time, the prices of the main raw materials utilized by the Group companies in their various activities also continued to rise.

The impact of rising raw material prices on the aggregate operating profit of the Company amounted to approximately NIS 46 million.

The recovery that began in Europe’s paper industry, that is closing the gap between sorts of paper supply and demand, was slow and has not yet fully translated a decrease in competing imports into Israel. As a result it has been difficult to raise selling prices – primarily those of fine paper, as warranted by the said rise in input prices.

3.	General

The Group dealt with the increased input prices by implementing a range of activities. These activities included raising prices vis-à-vis the competition to the extent possible and intensifying the efficiency measures implemented with respect to all its expense components. The efficiency measures implemented by the Group in 2006 led to savings in costs in the amount of approximately NIS 27 million.
As part of the said operations, the Company is initiating measures to achieve synergies between the Group’s companies, so as to allow for efficiency and cost-cutting, including energy and raw material costs. Among other measures, this was reflected in a fuel purchase agreement that allowed for significant savings, while capitalizing on the Group’s economies of scale. The said measures also include the anticipated savings from the completion of the anticipated conversion to the use of natural gas at the Hadera plant, as described below.
At the same time, the Group is continuing to implement a number of cross organization plans: The talent management program for the development of the Group’s managers and the creation of a managerial reserve; the WOW Program, for enhancing the customers’perceived added value of the companies and improving the loyalty premium and the price based on a differentiation of products and service; and Kimberly Clark’s global center lining program, aimed at improving production-line efficiency (applying a methodology that creates a common basis for all factors influencing operation of the machines, such as engineering, maintenance, technology and operations, while continuously measuring the variance of the selected parameters, creating a process of constant improvement in both quality and costs). These programs have already borne the first fruits in 2006 and the Company is continuing to implement the plans at all Group companies in order to exploit their full potential in the coming years.

The above-mentioned measures, initiated by the Group in 2006, allowed for significant reduction of the impact of rising input prices on the Group’s financial results.

The Group is currently continuing its efforts to improve selling prices, on the one hand, while extending the efficiency measures on the other hand, in order to compensate for the said rise in input prices.
It is impossible to estimate the influence of the above operations on the Group’s profitability, at this stage.
As part of the Company’s efforts to cut production costs and achieve further improvements in environmental quality, the company is continuing to promote the project for the establishment of a co-generation plant in Hadera, using natural gas.
Initially, the Company has taken steps to convert its energy generation facilities from the use of fuel oil to natural gas. This process will be completed with the completion of the natural gas pipeline to Hadera , planned for the second quarter of 2007.

3

In connection therewith, the Company signed an agreement in London on July 29, 2005, with the Tethis Sea Group, for the purchase of natural gas. The gas that will be purchased is intended to supply the Company’s requirements in the coming years, for the operation of the existing energy co-generation plant at the Hadera plant, that will be converted for the use of natural gas, instead of the current use of fuel oil. The overall financial volume of the transaction totals about $35 million over the term of the agreement (5 years from the commencement of the gas flow, but no later than July 1, 2011).
The conversion from fuel oil to gas will enable significant savings in fuel costs, estimated at approximately $8.5 million per annum, due to the significant differences between the current prices of fuel oil and gas, and will enhance the Group’s competitiveness and profitability.

The exchange rate between the NIS and the US dollar was revalued by a further 8.2% in 2006, as compared to a 6.8% devaluation in 2005.

The inflation rate in 2006 amounted to 0%, as compared with an inflation rate of 2.4% in 2005.

B)	Results of Operations

1.	Aggregate Data

Since the Company’s share in the earnings of associated companies constitutes a material component in the Company’s statement of income (primarily on account of its share in the earnings of Mondi Business Hadera Paper Ltd. (Mondi Hadera) and Hogla-Kimberly Ltd.), before the presentation of the consolidated data below, the aggregate data which include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”), is being presented without considering the rate of holding therein and net of mutual sales.
Regarding the consolidated data, see Section (2) below.

a.	Aggregate Data of Israel (excluding Turkey)

The aggregate sales amounted to NIS 2,886.3 million in 2006, as compared with NIS 2,674.8 million in 2005, representing growth of about 8%. The aggregate sales in 2004, amounted to NIS 2,502.8 million.

The aggregate operating profit in Israel totaled NIS 178.7 million in 2006, as compared with NIS 137.9 million in 2005, representing growth of about 30%. Net of TMM (that was sold in early 2007), the operating profit rose from NIS 136.2 million in 2005, to NIS 187.2 million in 2006, representing growth of 37%. The aggregate operating profit in 2004, amounted to NIS 188.6 million.

4

b.	Aggregate Data (including Turkey)

The aggregate sales amounted to NIS 3,102.0 million in 2006, as compared with NIS 2,862.6 million in 2005, representing growth of about 8%. The aggregate sales in 2004 amounted to NIS 2,626.2 million.

The aggregate operating profit totaled NIS 95.6 million in 2006, as compared with NIS 113.1 million in 2005. The operating profit in 2004 amounted to NIS 143.5 million.

The decrease in the aggregate operating profit in 2006 is primarily attributed to the significant increase in the loss in Turkey, amounting to NIS 58 million, originating from the cost of introducing Kimberly Clark’s international brands into the Turkish market (which began this year) and the price war as part of the struggle over market share (see below, Chapter C (7)).

2.	Consolidated Data

Excluding the results of operation of the associated companies: Mondi Hadera, Hogla-Kimberly, Carmel and TMM.

Consolidated Sales in 2006 amounted to NIS 530.1 million, as compared with NIS 482.5 million in 2005, representing growth of approximately 10%.

The consolidated operating profit amounted to NIS 50.5 million in 2006, as compared with NIS 43.3 million in 2005, representing growth of approximately 17%.

Total revenues for the paper and recycling sector amounted to NIS 408.0 million, NIS 368.9 million and NIS 367.4 million in 2006, 2005 and 2004, respectively.
Gross profit for the paper and recycling sector amounted to NIS 78.7 million (19% of turnover), NIS 69.8 million (19% of turnover) and NIS 77.1 million (21% of turnover), respectively.

Total revenues for the office supplies marketing sector amounted to NIS 122.1 million, NIS 113.6 million and NIS 115.5 million in 2006, 2005 and 2004, respectively.
Gross profit for the office supplies marketing sector amounted to NIS 32.7 million (27% of turnover), NIS 29.4 million (26% of turnover) and NIS 29.9 million (26% of turnover), respectively.

3.	Net Profit and Earnings Per Share

The net profit in 2006 amounted to NIS 13.3 million, as compared with NIS 45.7 million in 2005 and NIS 62.7 million in 2004.

The net profit this year was affected by the growth in the Company’s share in the losses of the operations in Turkey (KCTR), amounting to NIS 41.9 million (see C7, below).

5

The net profit in 2006 included net capital gain from the sale of real estate at Atidim in the sum of NIS 28.5 million, while also including non-recurring expenses (net of tax influence) of NIS 18 million, primarily on account of a provision for impairment at an associated company (in the third quarter of the year) and the impact of the devaluation and modified tax rates in Turkey (in the second quarter of the year- approximately NIS 8 million included in the loss of the operations in Turkey).

The net profit in 2005 included a net capital gain in the sum of NIS 4.4 million, and a tax benefit of NIS 8 million (including the company’s share in the benefit at the associated companies) on account of the impact of the tax law reforms that were passed by the Knesset (Israeli parliament) on July 25, 2005, that serve to gradually decrease the corporate tax rate to a level of 25% by 2010.

The net profit in 2004 included a tax benefit in the amount of NIS 10.2 million (including the Company’s share in the benefit at the associated companies) originating from the change in deferred taxes on account of the lowering of the tax rate, that entered into effect in June 2004. Moreover, a tax benefit of NIS 4.2 million was recorded in 2004, on account of the exercise of options by employees.

The basic earnings per share amounted to NIS 3.31 per share in 2006 ($0.81 per share), as compared with NIS 11.43 per share in 2005 ($2.48 per share) and NIS 15.77 per share in 2004 ($3.66 per share).

The diluted earnings per share amounted to NIS 3.28 per share in 2006 ($0.77 per share), as compared with NIS 11.35 per share in 2005 ($2.46 per share) and NIS 15.44 per share in 2004 ($3.59 per share).

C)	Analysis of Operations and Profitability

The analysis set forth below is based on the consolidated data.

1.	Sales

Consolidated sales amounted to NIS 530.1 million in 2006, as compared with NIS 482.5 million in 2005 and NIS 482.9 million in 2004.

The growth in the turnover in 2006 included both the packaging paper and recycling sector, as well as the office supplies sector.

The change in the turnover in 2005 in comparison to 2004, originated primarily from a certain growth in the sales of packaging paper and recycling, along with an immaterial decrease in office supplies sector, following the implementation of reorganization in this sector.

6

2.	Cost of Sales

The cost of sales amounted to NIS 418.7 million in 2006, representing 79.0% of sales, as compared with NIS 383.2 million, or 79.4% of sales in 2005 and as compared with NIS 375.9 million, or 77.9% of sales in 2004.
The gross margin grew to 21.0% of sales in 2006, as compared with 20.6% in 2005 and 22.1% in 2004.

The principal factors that affected the material changes in gross profitability in 2006, as compared with 2005 consisted of a certain increase in raw material prices and an unusual rise in energy prices (fuel oil by 22%).
The rising prices in packaging paper and recycling and the quantitative increase in sales – primarily in office supplies sector – together with the continuing efficiency, resulted in an improvement in the consolidated gross margin in 2006.
The gross margin was eroded in 2005 compared to 2004 as a result of the unusual increase in energy prices (approximately 38%), raw material prices and other inputs. These price hikes were not fully compensated for by an increase in selling prices, due to prevailing market conditions.

Labor Wages

The labor wages in the cost of sales, in selling, general and administrative expenses , amounted to approximately NIS 162.2 million in 2006, as compared with NIS 149.7 million in 2005 and NIS 137.0 million in 2004.

The increase in wages in 2006 originated mostly from an increase in personnel – primarily at Amnir as part of the preparations for an expansion in collection volumes, in anticipation of the establishment of the new paper manufacturing array.

3.	Selling, General and Administrative Expenses

The selling, general and administrative expenses (including wages) amounted to NIS 60.9 million in 2006 (11.5% of sales), as compared with NIS 55.9 million (11.6% of sales), in 2005 and NIS 52.5 million in 2004 (10.8% of sales). The increase in Selling, General and Administrative expenses originated partially from a certain increase in labor expenses, coupled with non-recurring expenses (approximately NIS 2 million), included in the expenses this year.

4.	Operating Profit

The operating profit amounted to NIS 50.5 million in 2006, representing growth of 17% as compared with 2005, 9.5% of sales, as compared with NIS 43.3 million, or 9.0% of sales in 2005 and as compared with NIS 54.4 million, or 11.3% of sales in 2004.

7

The increase in operating profit in 2006, in a rate of 17% as compared with 2005 originated from the increase in sales of packaging paper and recycling, primarily on account of the improvement in selling prices and the efficiency measures, that were partially offset by rising energy prices, coupled with the improvement in the operating profit of the office supplies sector as a result of efficiency measures and the reorganization that the Company initiated in the past several years.

In the office supplies sector, the transition to operating profit in 2006, as compared with operating loss in 2005, was attributed to the reorganization in the sector, accompanied by far-reaching efficiency measures and steps to increase sales, following the decrease of the operating loss in 2005 as compared with 2004 (NIS -0.9 million in 2005, as compared with NIS -4.6 million in 2004).

5.	Financial Expenses

The financial expenses amounted to NIS 31.1 million in 2006, as compared with NIS 12.5 million in 2005 and NIS 13.1 million in 2004.

The total average of the Company’s net, interest-bearing liabilities grew by an average of approximately NIS 160 million, as a comparison between 2006 and 2005. The increase resulted primarily from investments in fixed assets and dividends distributed in 2006, net of dividends received from associated companies and the positive cash flows from operating activities.

Moreover, the cost of the transaction for hedging the Series 2 notes against a rise in the CPI has risen to 1.8% per annum in 2006, as compared with 1.3% per annum in 2005 and resulted in an increase in costs related to the notes.

The said hedging transaction, that was made in 2006 at a cost equal to 1.8%, as compared with a 0.1% decrease in the CPI, led during 2006 to additional financing costs of NIS 4 million being incurred on account of the CPI-linked notes.

In addition to the above, the sharp revaluation in 2006, that served to increase the financial expenses on account of the surplus of dollar-denominated assets over dollar-denominated liabilities held by the Company, as compared with the devaluation recorded in 2005 (revaluation of 8.2% in 2006, as compared with a devaluation of 6.8% in 2005), also resulted in an increase in financial expenses in 2006.

6.	Taxes on Income

Expenses for taxes on income from current operations totaled approximately NIS 5.5 million in 2006, as compared with NIS 10.2 million in 2005 and NIS 13.2 million in 2004.

The principal factors responsible for the decrease in tax expenses from current operations in 2006 as compared with 2005, are both the decrease in the profit from current operations before taxes this year, and the impact of the lower tax rate on current and deferred taxes this year, in relation to last year.

8

Moreover, the tax expenses in 2006 included an additional tax expense of NIS 11.2 million, primarily on account of betterment tax on the sale of real estate. A tax benefit of NIS 4.2 million was recorded in 2005 on account of the impact of the tax reforms that were passed by the Knesset in July 2005 (gradually lowering the corporate tax rate to 25% by 2010) on the Company’s deferred taxes.
In 2004, the financial statements included a tax benefit of NIS 10 million, on account of the impact of the change in the corporate tax rate and a benefit on account of the exercise of options by employees. Total tax expenses amounted to NIS 16.7 million in 2006, as compared with NIS 6.0 million in 2005 and NIS 3.2 million in 2004.

7.	Company’s Share in Earnings of Associated Companies

The companies whose earnings are reported under this item (according to AIPM’s holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly, Carmel and TMM.

The Company’s share in the earnings (losses) of associated companies amounted to NIS (26.7) million in 2006, as compared with NIS 16.4 million in 2005 and NIS 25.1 million in 2004.

The following principal changes were recorded in the Company’s share in the earnings of associated companies:

—	The Company’s share in the losses of Mondi Hadera (49.9%) in 2006, grew by NIS 2 million this year, in relation to last year. Last year, Mondi recorded a tax benefit of NIS 4 million (our share consists of NIS 2 million on account of the change in the corporate tax rate; without this benefit, no change would have been recorded in the Company’s share as compared with last year). Mondi’s quantitative sales increased in 2006 as a result of greater output capacity due to the rebuild of the paper machine in 2005. The sharp rise in pulp prices in the course of the year (16%), rising energy prices (22%) and the continuing imports from Europe at low prices, served to erode the gross margin and harmed the operating profitability. The revaluation of the dollar and the lowering of interest rates served to lower the financial expenses and offset the erosion in the operating profit.

—	The Company’s share in the net earnings of Hogla-Kimberly Israel (49.9%) increased by NIS 9.8 million in 2006, as compared with 2005. The operating profit of Hogla-Kimberly Israel grew from NIS 94 million to NIS 128 million. This increase is primarily attributed to the improvement in selling prices. In the course of the year, Hogla-Kimberly continued to improve the selling prices and to expand the market share of premium products, where the profit margins are higher. In 2006, Hogla-Kimberly also continued its far-reaching efficiency measures, that further contributed to its profitability. This profitability was partially offset by the continuing increase in input prices in 2006 (primarily raw materials and energy).

9

—	The Company’s share in the losses of Kimberly Clark Turkey, a wholly-owned consolidated subsidiary of Hogla-Kimberly (hereinafter: “KCTR”, formerly “Ovisan”) (49.9%) grew by NIS 41.9 million in 2006, as compared with 2005. Over the past two years KCTR has been establishing the organizational infrastructure in Turkey, developing its sales and distribution network, and is continuing to upgrade the diaper production plant producing Huggies® premium disposable diapers. In 2006, KCTR began launching Kimberly Clark’s international brands –Huggies® and Kotex® – on the Turkish market. The launch of the brands involves significant investments in advertising, sales promotion and listing fees for the organized retail chains. These investments, led to continued growth and an increase of 30% in quantitative sales to the local market. However, the rising prices of raw materials on account of the sharp devaluation in local currency in 2006, the escalating competition against local manufacturers and the investments in launching the international brands – all led to a significant increase in the operating loss. Furthermore, KCTR recorded an extraordinary expenditure of approximately NIS 16 million (the Company’s share 49.9% — approximately NIS 8 million) on account of the effect of the reduction in the corporate tax rate from 30% to 20% on the tax asset created in the past several years at KCTR and due to the sharp 20% devaluation of the exchange rate of the Turkish lira relative to the US dollar.

—	The Company’s share in the net earnings of the Carmel Group (26.25%) increased by NIS 2.0 million in 2006, as compared with 2005. The change in profit is attributed to the higher operating profit that increased from NIS 8.1 million to NIS 11.7 million. The improvement in the operating profit originated primarily from an increase in quantities, the rise in selling prices and the continuing efficiency measures. This improvement was partially eroded in the course of the year as a result of the continuing rise in energy and raw material prices. At the same time, financial expenses have decreased as a result of the revaluation of the dollar in 2006.

—	The Company’s share in the losses of TMM (43.08%) increased by NIS 10.1 million in 2006, as compared with 2005. The factors that led to this increase in losses included primarily non-recurring expenses that were incurred during the year. These expenses included a loss on account of the cumulative impact at the beginning of the year, on account of the implementation of Standard 25, in the sum of NIS 1.1 million, a provision for impairment on account of a long-term loan granted to a third party in the amount of NIS 1.6 million, the cancellation of a tax asset created on account of carryover losses in the amount of NIS 2.2 million and the impairment of two transfer stations by NIS 12.5 million. The Company’s total share in these expenses amounted to approximately NIS 7.5 million (incorporated above).
As mentioned above, the Company sold its direct and indirect holdings in TMM in early 2007.

10

D.	Analysis of the Company’s Financial Situation

•	The short-term investments, that amounted to NIS 11.4 million as at December 31, 2005 and included short-term deposits, were realized in 2006, primarily due to the decreasing interest rates.

•	Trade receivables rose from NIS 150.4 million as at December 31, 2005 to NIS 168.1 million as at December 31, 2006. This increase originated primarily from the growth in activity scope.

•	The Accounts Receivable item recorded an increase from NIS 106.1 million as at December 31, 2005, to NIS 146.7 million as at December 31, 2006. This growth is attributed to the proceeds from the sale of real estate on December 31, 2006, that was held by a trustee.

•	Inventories decreased from NIS 64.0 million on December 31, 2005 to NIS 62.1 million on December 31, 2006. The inventories represent current operating levels.

•	Investments in associated companies decreased from NIS 429.0 million on December 31, 2005 to NIS 375.5 million on December 31, 2006. The principal components of this decrease were the Company’s share in the net losses of associated companies in 2006, and the dividends and reimbursement of loans received from these companies.

•	Short-term credit rose from NIS 93.2 million on December 31, 2005 to NIS 203.0 million on December 31, 2006. The increase in this item originated primarily from investments in fixed assets, dividends distributed net of dividends received from an associated company and the net cash flows from operating activities.

•	The other Accounts Payables grew from NIS 85.4 million on December 31, 2005 to NIS 103.7 million on December 31, 2006. Most of the growth originates from taxes to pay on account of real estate sale on December 31, 2006.

•	The Company’s shareholders’ equity decreased from NIS 523.4 million on December 31, 2005 to NIS 430.8 million on December 31, 2006. The change is primarily attributed to the net profit this year, NIS 13.3 million, net of dividend payments (approximately NIS 100 million).

E.	Liquidity and Investments

1.	Cash Flows

The cash flows from operating activities in 2006 amounted to NIS 53.1 million, as compared with NIS 88.6 million in 2005. The change in the cash flows from operating activities in 2006 is primarily attributed to the increase in working capital, originating mostly from the growth in the volume of operations . The cash flows from operating activities in 2004 amounted to NIS 47.1 million. The dividend that was declared in December 2005, in the amount of NIS 50 million, was paid in January 2006. In addition, a dividend of NIS 100 million was paid in July 2006.

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2.	Investments in Fixed Assets

The investments in fixed assets amounted to NIS 53.1 million in 2006, as compared with NIS 71.1 million in 2005. The investments in 2006 included payments for converting the energy system to natural gas, improving the stock preparation equipment to improve the quality of packaging paper and the treatment of wastesewage water, as part of the environmental investments. The Company also made current investments in equipment renewal and transportation. The investments in 2005 included the acquisition of real estate in the sum of NIS 36 million in Hadera and Nahariya.
The land that was acquired in 2005 in Hadera is agricultural land covering 21.5 acres, adjacent to the company’s plant in Hadera. The land was acquired for NIS 20 million (approximately $4.4 million) as a reserve for the Company’s future development.

3.	Financial Liabilities

The long-term liabilities (including current maturities) amounted to NIS 297.9 million as at December 31, 2006, as compared with NIS 267.4 million as at December 31, 2005. The long-term liabilities grew primarily on account of assuming a long-term bank loan during 2006 of NIS 40 million, and net of current maturities of debentures and loans.

The long-term liabilities include primarily two series of debentures: Series 1 – NIS 20.5 million, for repayment until 2009. Series 2 – NIS 206.6 million, for repayment between 2007 and 2013.

The balance of short-term credit, as at December 31, 2006, amounted to NIS 203.0 million, as compared with NIS 93.2 million at December 31, 2005.

The balance of short-term credit (together with the growth in long-term loans), grew in relation to the corresponding period last year, due to the need to finance the outstanding net cash flows in 2006 resulting from investments in fixed assets (NIS 53 million), dividend payments (NIS 150 million) net of the positive cash flows (NIS 53 million).
The sources of finance for the said rise of NIS 140 million in financial liabilities in 2006, originated from the banking system, about NIS 100 million in short-term credit and about NIS 40 million in long-term loans.

F.	Exposure and Management of Market Risks

1.	General

The Company conducts periodical discussions regarding market risks and exposure to exchange rate and interest rate fluctuations, with the participation of the relevant factors, so as to reach decisions in this matter. The individual responsible for the implementation of market risk management policy at the Company is Israel Eldar, the Company’s Comptroller.

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2.	Market Risks to which the Company is Exposed

Description of Market Risks

The market risks reflect the risk of changes in the value of financial instruments affected by changes in the interest rate, in the Consumer Price Index and in exchange rates.

Exchange Rate Risks

Approximately half of the Company’s sales are denominated in US dollars, whereas a significant share of its expenses and liabilities are in NIS. The Company is therefore exposed to exchange rate fluctuations of the NIS vis-à-vis the US dollar. This exposure includes economic exposure (on account of surplus proceeds on payments in foreign currency or linked thereto) and accounting exposure (on account of a surplus of dollar-linked assets over foreign-currency-denominated liabilities).

As at December 31, 2006, the Company had no hedging transactions on account of exposure to foreign currency and the Company consequently recorded no profits or losses on account of such hedging transactions.

Consumer Price Index Risks

The Company is exposed to changes in the Consumer Price Index, pertaining to bank and other loans and to the bonds issued by the Company, in the total sum of NIS 226 million.

In December 2006 and January 2007, the Company entered into hedging transactions for a period of one year, to protect itself against a rise in the CPI, in the amount of NIS 220 million, pursuant to previous transactions that were made in December 2005 and terminated at the end of 2006.

Interest Rate Risks

The Company is exposed to changes in interest rates, primarily on account of notes, in the sum of NIS 226 million.

Credit Risks

Most of the Group’s sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently generally limited. The Group regularly analyzes – through credit committees that operate within the various companies – the quality of the customers, their credit limits and the relevant collateral required, as the case may be.
The financial statements include provisions for doubtful debts, based on the existing risks on the date of the statements.

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Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements

Sensitivity to Interest Rates
	Profit (loss) from changes		Fair value	Profit (loss) from changes
Sensitive Instruments	Interest rise 10%	Interest rise 5%	As at Dec-31-06	Interest decrease 10%	Interest decrease 5%
In NIS thousands
Series 1 Debentures	140	70	20,183	-141	-70

Series 2 Debentures	3,597	1,810	211,284	-3,696	-1,835

Other liability	148	74	31,210	-149	-74

Long-term loans and
capital notes-granted	-294	-147	-62,005	297	148

The fair value of the loans is based on a calculation of the present value of the cash flows, according to the generally-accepted interest rate on loans with similar characteristics (5% in 2006).
Regarding the terms of the debentures and other liability – See Note 4 to the financial statements Regarding long-term loans and capital notes granted —See Note 2 to the financial statements

Sensitivity to the Consumer Price Index
	Profit (loss) from changes		Fair value	Profit (loss) from changes
Sensitive Instruments	Interest rise 0.2%	Interest rise 0.1%	As at Dec-31-06	Interest decrease 0.2%	Interest decrease 0.1%
In NIS thousands
NIS-CPI advance transaction	202	101	-1,275	-202	-101

See Note 12a to the financial statements.

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Sensitivity to the US Dollar Exchange Rate
	Profit (loss) from changes		Fair value	Profit (loss) from changes
Sensitive Instruments	Revaluation of $ 10%	Revaluation of $ 5%	As at Dec-31-06	Devaluation of $ 10%	Devaluation of $ 5%
In NIS thousands
Other Accounts Receivable	5,985	2,992	59,849	-5,985	-2,992

Capital note	634	317	6,337	-634	-317

Accounts Payable	-842	-421	-8,422	842	421

Other accounts receivable reflect primarily short-term customer debts. Capital note – See Note 2b to the financial statements. Accounts payable reflect primarily short-term liabilities to suppliers.

Linkage Base Report

Below are the balance sheet items, according to linkage bases, as at December 31, 06:

In NIS Millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	Non-Monetary Items	Total
Assets
Cash and cash equivalents	5.0		8.6		13.6
Other Accounts Receivable	243.1	0.2	59.8	11.7	314.8
Inventories				62.1	62.1
Investments in Associated Companies	63.7		6.3	305.5	375.5
Deferred taxes on income				6.5	6.5
Fixed assets, net				400.8	400.8

Total Assets	311.8	0.2	74.7	786.6	1,173.3
Liabilities
Credit from Banks	203.0				203.0
Accounts Payable	191.5		8.4		199.9
Deferred taxes on income				41.7	41.7
Long-Term Loans	38.7				38.7
Notes (bonds)		226.4			226.4
Other liabilities - including current	32.8				32.8
maturities
Shareholders' equity, funds and retained				430.8	430.8
earnings

Total liabilities and equity	466.0	226.4	8.4	472.5	1,173.3

Surplus financial assets (liabilities) as	(154.2)	(226.2)	66.3	314.1	-
at December 31, 2006

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Below are the balance sheet items, according to linkage bases, as at December 31, 05:

In NIS Millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	Non-Monetary Items	Total
Assets
Cash and cash equivalents	2.6		5.7		8.3
Short-term deposits and investments	11.4				11.4
Other Accounts Receivable	189.9	0.2	55.3	11.1	256.5
Inventories				64.0	64.0
Investments in Associated Companies	63.1		9.2	356.7	429.0
Deferred taxes on income				5.7	5.7
Fixed assets, net				379.9	379.9
Deferred expenses, net of accrued amortization				1.0	1.0

Total Assets	267.0	0.2	70.2	818.4	1,155.8
Liabilities
Short-term credit from banks	93.2				93.2
Accounts Payable	214.1	0.9	11.0		226.0
Deferred taxes on income				45.8	45.8
Notes (bonds) - including current maturities		234.6			234.6
Other liabilities - including current	32.8				32.8
maturities
Shareholders' equity, funds and retained				523.4	523.4
earnings

Total liabilities and equity	340.1	235.5	11.0	569.2	1,155.8

Surplus financial assets (liabilities)	(73.1)	(235.3)	59.2	249.2	-
as at December 31, 2005

Associated Companies

AIPM is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from concerns regarding the economic instability, high devaluation and elevated inflation rates that have characterized the Turkish economy in the past and that may recur and harm the KCTR operations.

F.	Forward-Looking Statements

This report contains various forward-looking statements, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

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G.	Donations and Contributions

The AIPM Group, within the framework of its business and social commitment, invests efforts and funds in community assistance and support, while focusing on providing help to the weaker echelons of Israeli society – and primarily teenagers.
As part of this policy, the Company makes contributions to various institutions active in the said areas. The Group’s contributions amounted to NIS 1,036 in 2006.
In parallel, the Company also participates in volunteer activity in the community through its employees, for promoting these same objectives.

The third quarter of 2006, was a war quarter, during which all the IDB Group, and AIPM as a part of it, came forward for the residents of the north border. AIPM Group sent thousand of packages containing the Company’s products, such as drawing paper, writing equipment and disposable diapers that were distributed in the shelters and in the homes of the residents.
Total cost that was recoreded in the Company's book for this activity amounted NIS 524 thousand.

Moreover, the Company is active through the Shencker Foundation, that was established by the Company together with its Austrian strategic partner in Mondi Hadera. The Foundation granted this year student scholarships and assisted two projects: a women’s club in Um- El- Pahem and a children’s club in the “Poel Mizrahi” neighborhood at Hadera.

H.	Members of the Board of Directors Possessing Financial Skills and Qualifications

The minimum number of company directors possessing accounting and financial qualifications and skills was determined to be two for the company, in consideration of the nature of the accounting and financial issues that are raised in the preparation of the Company’s financial statements, in view of the company’s areas of operation and in consideration of the composition of the board of directors as a whole, that includes individuals possessing business, management and professional experience that enables them to deal effectively with the tasks of managing the company, including reporting duties.

The members of the company’s board of directors who possess accounting and financial qualifications and skills are:

Nochi Dankner -	Chairman of the Board of Directors and CEO of IDB Holding Corporation Ltd., Chairman of the Board of Directors of IDB Development Company Ltd., Discount Investments Ltd. and Clal Industries and Investments Ltd. Serves or has served in the past as Chairman of the Board of Directors and Director in publicly-traded and privately-held companies in the Ganden Group, IDB Group, as well as at Bank Hapoalim, where he served as Chairman of the Board of Directors' Credit Committee. Holds a LLB degree in Law from Tel Aviv University, and B.A. degree in political science from Tel Aviv University.

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Avi Yehezkel -	Holds a degree in Economics from Tel Aviv University and Law master’s studies in Bar-Ilan University. External director at Bank Yahav. Served as a Knesset member between 1992-2003, also served as Chairman of the Economics Committee, Chairman of the Defense Budget Committee, Chairman of the Capital Market Sub-Committee, Chairman of the Banking Sub-Committee and member of the Finance Committee.

Ari Bronshtein -	Holds a Bachelor’s degree in Management and Economics from Tel Aviv University and a Master’s degree in Management, Accounting and Finance from Tel Aviv University. Serves as a VP at Discount Investments Ltd.; Director at Elron Electronic Industries Ltd. Former VP of Economics and Business Development and Director of Finance and Investments at Bezeq — The Israel Telecommunications Company Ltd.

Itzhak Manor -	Holds an MBA from Hebrew University. Serves as director at various publicly-traded and privately-held companies within the IDB Group; Chairman of companies in the David Lubinsky Group Ltd.; member of the Accounts Committee at Israel Union Bank Ltd.

Amos Mar-Haim -	Holds a first degree in economics and an MBA from the Hebrew University. Formerly served and currently serves as Chairman or Deputy Chairman at publicly-traded or privately-held companies. Member of the Israeli Accounting Standards Board.

Amir Makov -	Makov Holds a Law degree from Hebrew University and an Engineering degree from the Haifa Technion. Served as CEO of Haifa Chemicals Ltd., Sonol Israel Ltd.. Served and serves as a director of various publicly-traded and privately-held companies including Bank Leumi Ltd., Dead Sea Works Ltd., , Dead Sea Bromine Ltd. and more.

I.	The Company’s Internal Auditor

a.	Auditor’s Name: Eli Greenbaum In the position since: July 16, 06 Credentials: CPA

b.	The Auditor is employed by the Company.

c.	The Company’s Audit Committee has approved the appointment of the Auditor on March 7, 06. The Auditor is a CPA by training and has dealt in Accountant positions at the Company for 20 years and consequently possesses the necessary skills for the job.

d.	The Internal Auditor is supervised by the General Manager.

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e.	The work plan for internal auditing is annual. The work plan is determined on the basis of: A five-year plan, covering numerous issues that were approved by the Audit Committee according to the auditing needs of the Company and covers issues that the Internal Auditor believes warrant his examination and consideration in the course of the current year. The work plan is determined by the Internal Auditor and the Audit Committee. The work plan is approved by the Audit Committee. The judgment of the Internal Auditor in terms of deviations from the audit program, is subject to the approval of the Company’s Audit Committee.

f.	The Internal Auditing program includes auditing topics in corporations that constitute significant holdings of the Company.

g.	Scope of employment: Full-time job as Auditor, plus an assistant. The auditing hours number a total of 416 monthly hours, totaling 4,992 hours annually, divided equally between the corporation and its companies held by it:

Audited body	Estimated hours of audit annually

Internal auditing at the Company	1,664 hours

Auditing at companies held by it	3,328 hours

Total hours	4,992

h.	The Internal Auditor conducts the audit according to generally-accepted professional standards of internal auditing in Israel and worldwide.

i.	The Company declares that it has granted the Internal Auditor free, constant and direct access to all the information at its disposal.

j.	Audit reports were submitted in writing and discussed on the following dates:

Submitted	Discussed
03.06.06	03.07.06
05.05.06	05.10.06
08.04.06	08.08.06
11.06.06	11.08.06

k.	The scope of employment of the Internal Auditor is determined according to a cycle that renders it possible to audit all the significant topics at the Company, once every few years.

This scope of activity, the nature, the continuity of operation and the work plan of the Internal Auditor – are reasonable – according to the estimation of the Company’s Audit Committee, while rendering it possible to realize the Internal Audit objectives of the organization.

l.	The Auditor is employed by the Company. The Board of Directors believes that the compensation received by the Internal Auditor does not influence his professional judgment.

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m.	The Company’s previous Internal Auditor – Mr. Lenny Siegal – ended his appointment on July 16, 06 and retired.

J.	Auditing CPA Fees

Current Fees
The professional fees for the company’s auditing CPAs, covering auditing services, services related to auditing and tax services, amounted to $150 thousand in 2006, as compared with $120 thousand in 2005.
The auditing hours invested by the auditors totaled 9,700 and 8,700 hours in the years 2006 and 2005, respectively.

K.	International Financial Reporting Standards (IFRS)

In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (IFRS)” (hereinafter: “Standard 29”). Standard 29 stipulates that companies that are subject to the provisions of the Securities Law, 1968, and that are required to report according to the regulations published thereunder, will be required to prepare their financial statements in accordance with IFRS starting from the period commencing on January 1, 2008. (i.e.- beginning with the financial statements for the first quarter of 2008). According to Standard 29, companies may opt for early adoption of the Standard and may formulate their financial statements according to IFRS, starting with the financial statements published after July 31, 2006.

The initial adoption of IFRS standards shall be made according to the instructions of IFRS 1 – “Initial Adoption of IFRS Standards”. During the first year of adoption of IFRS standards, the Company must present comparison figures for only one year in the financial statements that are formulated according to IFRS.

Standard 29 further requires that companies formulating their financial statements according to IFRS for the first time, for periods beginning January 1, 2008, include in the notes to the financial statements for 2007, the balance sheet data for December 31, 2007 and the statements of income data for the year ended December 31, 2007 after implementing the IFRS recognition, measurement and presentation rules thereupon.

The Company is currently examining the implications of the transition to IFRS reporting. The Company does not intend to opt for early adoption of IFRS. The Company is currently unable to estimate the quantitative impact of the adoption of IFRS standards on its financial statements.

Following the publication of Standard 29, the Company created a team, headed by Israel Eldar, the Company’s CFO, to handle the adoption of IFRS standards at the Company.

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The following are the actions and stages of work, as determined by the appointed team:

—	Studying of the various IFRS standards by the relevant employees at the Company and the thorough analysis of the standards that apply to the Company, including the performance of appropriate training if necessary.

—	Locating and identifying initial gaps between Israeli GAAP currently implemented by the Company and the IFRS standards that are relevant to the Company.

—	Examining the alternative options according to IFRS, for the accounting policy selected by the Company.

—	Selection and formulation of the Company’s accounting policy, including its investee companies, according to IFRS.

—	Qualitative examination of the main influences that are expected to arise for the Company as a result of the adoption of IFRS standards.

—	Examining the impact on the financial statements at the transition date (January 1, 2007) as a result of the adoption of IFRS 1, including the examination of the various exemption and restrictions stipulated by IFRS 1.

—	Quantitative examination of the main accounting implications that are expected to arise for the Company as a result of the adoption of IFRS, on the basis of the accounting policy selected and the exemptions whose adoption was decided upon.

—	Preparation of balance sheets and statements of income, as at December 31, 2007, in accordance with IFRS standards.

Until the publication of such financial statements, the Company has started to study the IFRS standards, identifying and mapping the initial gaps between Israeli GAAP and IFRS, as relevant to the Company, selecting (some of) the exemptions to be adopted according to IFRS 1, and accounting policy, including a qualitative examination of the influences that are expected to arise to the Company as a result of the adoption of IFRS.

As part of the transition to reporting according to IFRS, the Company has retained external experts in this matter.

The following is an outline of the principal issues – as identified at this stage –possessing a material influence on the Company’s consolidated financial statements for 2006, as a result of the transition to IFRS reporting, including changes that may occur in the Company’s accounting policy as a result of this transition:

•	Termination of employer-employee relations liabilities – According to IFRS, employee benefits are calculated according to IAS 19 – “Employee Benefits”, on the basis of the present value of the “defined benefit liability” that is measured on an actuarial basis and that takes into account future wage hikes, employee retirement rate, etc. The present value of the liabilities is determined by discounting the anticipated future cash flows. Moreover, the presentation of the liability on a net basis (after offsetting provisions made by the Company for Employee Benefits) shall be made only in the event that the said funds meet the definition of “plan assets” according to IAS 19.

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The Company deposits the sums necessary for covering its liabilities for the termination of employer-employee relations – according to existing labor agreements – in provident funds (including pension funds), pursuant to the directives of Section 14 of the Severance Pay Law (See Note 5a to the financial statements).

•	Contingent liabilities and recognition of provisions – According to IFRS, it is necessary to recognize a provision when it is more probable than not that the Company will require economic resources to meet the liability, as determined in IAS 37 –“Provisions, Contingent Liabilities and Contingent Assets”. Moreover, a provision will be measured according to its present value, when the influence of time is material. According to Israeli GAAP, the Company recognizes a provision when it is probable that economic resources will be used to cover the liability. The provision is measured at its full value and not its present value. Moreover, according to IFRS, the Company recognizes insurance indemnification only when it is virtually certain that it will be eligible for the indemnification. Currently, according to Israeli GAAP, the Company also takes into consideration the existence of insurance indemnification when calculating the provisions.

•	Embedded Derivatives – According to IFRS it is necessary to differentiate between embedded derivatives and hybrid instruments. For example, when the company enters into contract (including leasing contracts) denominated in a currency that differs from the operating currency of one of the main parties to the contract, there exists an embedded derivative in the transaction, that must be separated from the basic leasing contract (host contract), according to IAS 39. Embedded Derivatives that were separated will be measured at fair value, with any changes in the fair value being allocated to the statements of income. According to Israeli GAAP, the Company is not called upon to separate embedded derivatives from the host contracts.

•	Rights to Real Estate Under Capitalized Lease from Israel Land Administration– The Company possesses leasing rights to real estate from Israel Land Administration, for a period of 49 years, terminating in the years 2008 through 2059. According to IFRS, such leases shall be classified as an operating lease according to IAS 17 – “Leases”. In other words, the capitalized sums that were paid and that constitute leasing fees paid in advance, shall be depreciated using the straight line method over the period of rights. According to Israeli GAAP, the said capitalized sums were presented as part of the Company’s fixed assets, as real estate and were not depreciated.

As to expected influences pertaining to inventories, fixed assets and real estate for investment, see Note 1s to the financial statements – “Recently Published Accounting Standards”, regarding the adoption of Israeli standards in this matter (based on relevant international standards), starting January 1, 2007.

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L.	General

•	In April 2006, the rating of the Company’s notes, Series I and II, was re-affirmed by Maalot (the Israeli Securities Rating Company Ltd., an affiliate of Standard and Poor’s, the entity responsible for credit rating in the Israeli market) as AA-.

•	TMM Integrated Recycling Industries Ltd. (an associated company) announced on March 7, 2006 that the Israeli Securities Authority had contacted it regarding an investigation pertaining to the company. At this stage, TMM is unable to estimate the impact of this investigation on the Company.

•	On April 2, 2006, Tzvika Livnat was appointed Chairman of the Board of Directors of the Company, replacing Yaki Yerushalmi who has retired.

•	In June 2006, the Company announced the distribution of dividend for 2006, in the amount of NIS 100 million (NIS 24.85 per share). The dividend was paid in July 2006.

•	A total of 30,518 shares were issued in 2006 (0.8% dilution), on account of the exercise of 55,090 option warrants as part of the Company’s employee option plans.

•	The 2001 employee option plan expired on November 3, 2006. All the employees who were eligible to exercise their options have done so. The senior employee option plan is still in effect.

•	In July and August 2006, Israel was engaged in a military conflict with the Hezbollah organization in Lebanon, which included missile attacks on populated areas in northern Israel. Some of the Group’s manufacturing centers in the north of the country were consequently closed for various periods of time during the war, although there was no material impact on the Company’s business.

•	During the reported period, the Company continued its preparations for the convertion of its existing co-generation systems from the use of fuel oil to the use of natural gas. The use of natural gas is being delayed due to factors outside the scope of the Company’s influence and the gas is expected to arrive in the course of 2007.

•	The Environmental Protection Ministry announced that, even though the Company plant at Hadera has made considerable investments in sewage treatment and environmental protection issues, an investigation may be launched against it to review deviations from certain emission standards into the air.

•	As part of the promotion of the examination of the construction of a co-generation plant at the Hadera site, using natural gas, and pursuant to the approval in principle obtained by a subsidiary, the National Infrastructure Committee approved in 2006, a change in the designation of a plot of 40,000 m(2), at the Company’s site in Hadera, to be used as a power plant and for additional uses.

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•	In February 2007, AIPM finalized the sale of all its direct and indirect holdings in TMM Integrated Recycling Industries Ltd. to CGEA, and is no longer a shareholder of TMM (additional details in the immediate report dated February 13, 07).

•	On December 31, 2006, the Company sold its leasing rights to a plot of land of 12,500 m(2) in Tel Aviv, to Arledan investments Ltd., in return for consideration of NIS 57 million, with the net proceeds to the Company, before betterment tax, totaling NIS 43 million. As a result of the sale, the Company recorded capital gains of NIS 28.5 million in the fourth quarter of 2006.

•	On November 19, 2006, the Company’s Board of Directors approved a total investment of $140 million in the construction project of a new machine for the manufacture of packaging paper from cardboard and paper waste, with an output capacity of 230 thousand tons per annum, at the Company site in Hadera. Subsequent to the commencement of operation of the new machine, planned for 2009, the Company’s annual production capacity for packaging paper will increase from 155,000 tons at the present time, to approximately 330,000 tons per annum. The Company has yet to decide how it will finance the project and is currently analyzing various alternatives.

•	On November 8, 2006, the Company’s Board of Directors approved a strategic plan that was formulated at Hogla-Kimberly Ltd. — an associated company (49.9%) —regarding the operations of its KCTR subsidiary in Turkey over the coming decade. Should this plan be implemented in its entirety, it will significantly expand the KCTR operations, while improving its profitability. The plan allows for a gradual implementation according to the actual results, over several years and various areas (additional details appear in the Press Release dated November 9, 2006).

/s/ Tzvika Livnat	/s/ Avi Brenner
Tzvika Livnat	Avi Brenner
Chairman of the Board of Directors	General Manager

Exhibit 4

AMERICAN ISRAELI PAPER MILLS LIMITED

2006 CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN ISRAELI PAPER MILLS LIMITED

2006 CONSOLIDATED FINANCIAL STATEMENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM	2

CONSOLIDATED FINANCIAL STATEMENTS:
Balance sheets	3-4
Statements of income	5
Statements of changes in shareholders' equity	6
Statements of cash flows	7-9
Notes to financial statements	10-46

SCHEDULE - DETAILS OF SUBSIDIARIES AND
ASSOCIATED COMPANIES	47

_________________

__________________________________

_________________

Report of Independent Registered Public Accounting Firm

To the shareholders of

AMERICAN ISRAELI PAPER MILLS LIMITED

We have audited the consolidated balance sheets of American Israeli Paper Mills Limited (hereafter - the Company) and its subsidiaries as of December 31, 2006 and 2005 and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain associated companies, the Company’s interest in which as reflected in the balance sheets as of December 31, 2006 and 2005 is NIS 310.9 million and NIS 352.7 million, respectively, and the Company’s share in excess of profits over losses (losses over profits) of which is a net amount of NIS (25.8) million, NIS 19.2 million and NIS 25 million for the years ended December 31, 2006, 2005 and 2004, respectively. The financial statements of those companies were audited by other Independent registered Public Accounting Firms whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973 and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005 and the consolidated results of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted (“GAAP”) in Israel. Furthermore, in our opinion, the financial statements referred to above have been prepared in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

As explained in note 1b, the financial statements referred to above are presented in new Israeli shekels, in conformity with accounting standards issued by the Israel Accounting Standards Board.

Without qualifying our opinion, we draw attention to the fact that on January 1, 2006, a number of new accounting standards of the Israel Accounting Standards Board became effective and were implemented by the Company in the preparation of these financial statements; as detailed in note 1r, the standards were applied retroactively and comparative figures were restated in these financial statements regarding the computation of earnings per share, as prescribed by the relevant standard. In addition, as detailed in note 1k, the adjustment of trade receivables to their present value in an associated company was presented under “Cumulative effect, at beginning of year, of an accounting change”, as prescribed by the relevant standard.

Tel-Aviv, Israel

March 7, 2007

/s/ Kesselman & Kesselman

AMERICAN ISRAELI PAPER MILLS LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31
	Note	2006	2005
		NIS in thousands (see note 1b.)
A s s e t s
CURRENT ASSETS:	8
Cash and cash equivalents	1q	13,621	8,318
Marketable securities	1f	--	11,416

Accounts receivable:	10a
Trade		168,050	150,409
Other		146,684	106,124
Inventories	10b	62,109	63,999

T o t a l current assets		390,464	340,266

INVESTMENTS AND LONG-TERM
RECEIVABLES:
Investments in associated companies	2;8	375,510	428,957
Deferred income taxes	7f	6,490	5,655

		382,000	434,612

FIXED ASSETS:	3
Cost		1,109,239	1,057,911
L e s s - accumulated depreciation		708,416	677,977

		400,823	379,934

DEFERRED CHARGES,
net of accumulated amortization	1i		946

Total assets		1,173,287	1,155,758

/s/ Zvi Livnat
_____________________________________ Zvi Livnat	)Chairman of the )Board of Directors

/s/ Avi Brener
_____________________________________ Avi Brener	) )Chief Executive Officer

/s/ Israel Eldar
_____________________________________ Israel Eldar	) )Controller

Date of approval of the financial statements: 7 March 2007

The accompanying notes are an integral part of the financial statements

	December 31
	Note	2006	2005
	NIS in thousands (see note 1b.)
Liabilities and shareholders' equity
CURRENT LIABILITIES:	8
Credit from banks and others	10c	203,003	93,171
Current maturities of long-term notes and long-term loans	4a;b	41,567	6,827
Accounts payable and accruals:	10d
Trade		96,273	90,512
Dividend payable			50,093
Other		103,699	85,407

T o t a l current liabilities		444,542	326,010

LONG-TERM LIABILITIES:
Deferred income taxes	7f	41,613	45,783
Loans and other liabilities
(net of current maturities):	4;8
Loans from banks	4b	33,515
Notes	4a	190,005	227,811
Other liabilities	4c	32,770	32,770

T o t a l long-term liabilities		297,903	306,364

COMMITMENTS AND CONTINGENT LIABILITIES	9
T o t a l liabilities		742,445	632,374

SHAREHOLDERS' EQUITY:	6
Share capital (ordinary shares of NIS 0.01 par value:
authorized - 20,000,000 shares; issued and paid:
December 31, 2006 and 2005 - 4,032,723 and
4,002,205 shares, respectively)		125,257	125,257
Capital surplus		90,060	90,060
Capital surplus resulting from tax benefit on exercise
of employee options		2,414	401
Differences from translation of foreign currency
financial statements of associated companies		(8,341)	(813)
Retained earnings		221,452	308,479

		430,842	523,384

T o t a l liabilities and shareholders' equity		1,173,287	1,155,758

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

CONSOLIDATED STATEMENTS OF INCOME

	Note	2006	2005		2004
		NIS in thousands (see note 1b.)
SALES	10e; 14	530,109	482,461		482,854
COST OF SALES	10f	418,725	383,179		375,904

GROSS PROFIT		111,384	99,282		106,950

SELLING, MARKETING, ADMINISTRATIVE
AND GENERAL EXPENSES:	10g
Selling and marketing		31,366	30,482		30,595
Administrative and general		29,517	*25,462		*21,917

		60,883	55,944		52,512

INCOME FROM ORDINARY OPERATIONS		50,501	43,338		54,438
FINANCIAL EXPENSES - net	10h	31,111	12,490		13,118
OTHER INCOME (EXPENSES) - net	10i	37,305	*4,444		*(508)

INCOME BEFORE TAXES ON INCOME		56,695	35,292		40,812
TAXES ON INCOME (EXPENSES) - net	7	16,720	5,991		3,152

INCOME FROM OPERATIONS OF THE
COMPANY AND ITS SUBSIDIARIES		39,993	29,301		37,660
SHARE IN PROFITS (LOSSES) OF ASSOCIATED
COMPANIES - net	2	(26,202)	16,414		25,072

INCOME BEFORE CUMULATIVE EFFECT,
AT BEGINNING OF YEAR, OF AN ACCOUNTING
CHANGE IN ASSOCIATED COMPANIES		13,791	45,715		62,732
CUMULATIVE EFFECT, AT BEGINNING OF
YEAR, OF AN ACCOUNTING CHANGE IN AN ASSOCIATED COMPANY	1k	(461)

NET INCOME FOR THE YEAR		13,330	45,715		62,732

		(See Note 1b) NIS

EARNINGS PER SHARE:	1r;11
Primary:
Before cumulative effect of a change in accounting policy		3.42	11.43	*	15.77	**
Cumulative effect, at beginning of year, of a change in
accounting policy at loss of an associated company		(0.11)

Net income per share		3.31	11.43	*	15.77	**

Fully diluted:
Before cumulative effect of a change in accounting policy		3.39	11.35	*	15.44	**
Cumulative effect, at beginning of year, of a change in
accounting policy at loss of an associated company		(0.11)

Net income per share		3.28	11.35	*	15.44	**

Number of shares used to compute the primary earnings per share		4,025,181	3,999,867		3,978,936

Number of shares used to compute the fully diluted earnings per share		4,058,610	4,028,107		4,061,671

* Reclassified

** As a result of implementing retroactively the change of accounting policy

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Capital surpluses	Capital surplus resulting from tax benefit on exercise of employee options	Differences from currency translation resulting from financial statements of associated companies	Retained earnings	Total
	NIS in thousands (see note 1b.)
BALANCE AT JANUARY 1, 2004	125,257	90,060		(1,122)	400,035	614,230
CHANGES IN 2004:
Net income					62,732	62,732
Dividend paid					(99,964)	(99,964)
Exercise of employee options into shares	*					*
Differences from currency translation resulting from
financial statements of associated companies				(1,685)		(1,685)

BALANCE AT DECEMBER 31, 2004	125,257	90,060		(2,807)	362,803	575,313
CHANGES IN 2005:
Net income					45,715	45,715
Dividend paid ***					(100,039)	(100,039)
Exercise of employee options into shares	*		401			401
Differences from currency translation resulting from
financial statements of associated companies				1,994		1,994

BALANCE AT DECEMBER 31, 2005	125,257	90,060	401	(813)	**308,479	523,384

CHANGES IN 2006:
Net income					13,330	13,330
Dividend paid					(100,357)	(100,357)
Exercise of employee options into shares	*		2,013			2,013
Differences from currency translation resulting from
financial statements of associated companies				(7,528)		(7,528)

BALANCE AT DECEMBER 31, 2006	125,257	90,060	2,414	(8,341)	221,452	430,842

* Represents an amount less than NIS 1,000.

** See note 2c.

*** Includes a dividend, declared in December 2005 and paid in January 2006, amounting to approximately NIS 50 million.

The accompanying notes are an integral part of the financial statements.

(Continued) — 1

AMERICAN ISRAELI PAPER MILLS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2006	2005	2004
	NIS in thousands (see note 1b)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	13,330	45,715	62,732
Adjustments to reconcile net income to
net cash provided by operating activities (A)	39,775	42,845	(15,637)

Net cash provided by operating activities	53,105	88,560	47,095

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(53,107)	(71,080)	(30,952)
Deposit and Marketable securities	11,582	51,003	(42,000)

Associated companies:
Granting of loans		(2,744)	(779)
Collection of loans	2,112		13,688
Proceeds from sale of subsidiary consolidated in the past (B)		2,004

Proceeds from sale of fixed assets	419	6,532	1,001

Net cash used in investing activities	(38,994)	(14,285)	(59,042)

CASH FLOWS FROM FINANCING ACTIVITIES:

Receipt of long-term loans from others	40,000	1,746
Repayment of long-term loans from banks	(1,277)	(277)	(383)
Redemption of notes	(6,913)	(6,680)	(6,666)
Dividend paid	(150,450)	(49,946)	(99,964)
Short-term credit from banks - net	109,832	(18,613)	(31,933)

Net cash used in financing activities	(8,808)	(73,770)	(138,946)

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	5,303	505	(150,893)

BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	8,318	7,813	158,706

BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF YEAR	13,621	8,318	7,813

The accompanying notes are an integral part of the financial statements.

(Continued) — 2

AMERICAN ISRAELI PAPER MILLS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2006	2005	2004
	NIS in thousands (see note 1b.)
(A) Adjustments to reconcile net income to net cash provided by operating activities:
Income and expenses not involving cash flows:
Share in losses (profits) of associated companies - net	26,663	(16,414)	(25,072)
Dividend received from associated company	19,616	21,761
Depreciation and amortization	31,957	31,604	28,633
Deferred income taxes - net	(5,755)	(7,671)	(10,096)
Capital losses (gains) on:
Sale of fixed assets - net	(28,823)	(3,570)	508
Sale of subsidiary consolidated in the past (B)		(874)
Losses (gains) on short-term deposits and investments	(166)	45	(464)
Linkage and exchange differences (erosion) on principal of
long-term loans from banks - net		(111)	(26)
Linkage differences (erosion) on principal of notes	(415)	6,171	2,184
Linkage differences (erosion) on principal of long-term loans
granted to associated companies	178	(975)	(721)

	43,255	29,966	(5,054)

Changes in operating asset and liability items:
Increase in trade receivables	(17,641)	(7,162)	(2,279)
Increase in other receivables
(excluding deferred income taxes)	(1,661)	(1,587)	(12,037)
Decrease (increase) in inventories	1,890	(1,612)	7,434
Increase in trade payables	5,761	3,018	2,954
Increase (decrease) in other payables and accruals	8,171	20,222	(6,655)

	(3,480)	12,879	(10,583)

	39,775	42,845	(15,637)

Supplementary disclosure of cash flow information
Payments in cash during the year:
Income taxes paid	23,877	1,559	3,242

Interest paid	23,714	15,828	20,697

The accompanying notes are an integral part of the financial statements.

(Concluded) — 3

AMERICAN ISRAELI PAPER MILLS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

2005
NIS in thousands (see note 1b)
(B) Proceeds from sale of subsidiary consolidated in the past -
see also note 10h:
Assets and liabilities of the subsidiary consolidated in the
past at the date of its sale:	509
Working capital (excluding cash and cash equivalents)	1,979
Fixed assets	(1,358)
Long-term liabilities	874

Capital gain from the sale	2,004

(C)	Information on activities not involving cash flows:

1)	Dividend declared by the Company in December 2005, in the amount of approximately NIS 50 million, was paid in January 2006.
2)	Dividend declared by an associated company in December 2005 that the Company’s share in this dividend amounts to NIS 2,650,000 was paid during 2006.
3)

In 2004, equipment, which the Company had found to be unsuitable for its use, was retired. The retirement was made against the cancellation of the loan made available by the supplier in respect of said equipment. The retirement amounted to NIS 1,079,000.

4)

In December 2006 a land was sold in consideration of approximately NIS 40 million, net of tax, betterment levy and other accompanying selling cost. This amount was transferred to a trustee at the date of the transaction execution and received during January 2007 see note 10i.

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES

The financial statements are drawn up in conformity with accounting principles generally accepted in Israel and in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993. The Company’s financial statements are presented separately from these consolidated financial statements. The significant accounting policies, which, except for the changes in the accounting policy concerning revenue recognition, in an associated company, and after taking into consideration, by way of retrospective application, the change in accounting policy concerning the computation of net income per share, resulting from the first-time application, in 2006, of new accounting standards of the Israel Accounting Standards Board (hereafter - the IASB) and first-time application of clarification no. 7 in 2005, were applied on a consistent basis, as follows:

As to the adoption of International Financial Reporting Standards (IFRS), which is to be carried out in reporting periods commencing on January 1, 2008 and thereafter, see s. below.

a.	General:

1)	Activities of the Group

American Israeli Paper Mills Limited and its subsidiaries (hereafter — the Company) are engaged in the production and sale of paper packaging, in paper recycling activities and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in the production and sale of paper and paper products including the handling of solid waste (the Company and its investee companies – hereafter –the Group). Most of the Group’s sales are made on the local (Israeli) market. For segment information, see note 14.

2)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

3)	Definitions:

Subsidiaries — companies over which the Company has control and over 50% of the ownership, the financial statements of which have been consolidated with the financial statements of the Company.

Associated companies — investee companies, which are not subsidiaries, over whose financial and operational policy the Company exerts material influence, the investment in which is presented by the equity method. Material influence is deemed to exist when the percentage of holding in said company is 20% or more, unless there are circumstances that contradict this assumption.

Interested parties — as defined in the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Basis of presentation of the financial statements

The Company draws up and presents its financial statements in Israeli currency (hereafter - shekels or NIS). in accordance with the provisions of Israel Accounting Standard No. 12 — “Discontinuance of Adjusting Financial Statements for Inflation” — of the IASB, which establishes principles for transition to nominal reporting, commencing January 1, 2004 (hereafter - the transition date). Accordingly, amounts that relate to non-monetary assets (including depreciation and amortization thereon), investments in associated companies (see also below) “permanent” investments, and equity items, which originate from the period that preceded the transition date, are based on the data adjusted for the changes in the exchange rate of the dollar (based on the exchange rate of the dollar at December 31, 2003), as previously reported. All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.
The financial statements of group companies which are drawn up in foreign currency, are translated into shekels or are remeasured in shekels for the purpose of inclusion in these financial statements, as explained in e. below.

The sums of non-monetary assets do not necessarily reflect the realization value or an updated economic value, but rather only the reported sums of the said assets, as stated in (1), above. The term ‘cost’ in these financial statements shall mean the cost in reported sums.

c.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its subsidiaries. A list of the main subsidiaries is presented in a schedule to the financial statements.

2)	Intercompany transactions and balances, as well as profits on intercompany sales that have not yet been realized outside the Group, have been eliminated.

d.	Inventories

Raw materials and supplies, finished goods, purchased products and maintenance and sundry materials (including spare parts) are valued at the lower of cost or market (net of processing costs and after deduction of a provision for obsolescence, where appropriate); cost is determined on the moving average basis.
Spare parts of the machinery and equipment that are not for current use, are presented under fixed assets.

e.	Investments in associated companies:

1)	The investments in these companies are accounted for by the equity method. According to this method, the Company records, in its statement of income, its share in the profits and losses of these companies that were created after acquisition, and, in its statement of changes in shareholders’ equity, its share in changes in capital surpluses (mostly translation differences relating to their investments in subsidiaries that present their financial statements in foreign currency) that were created after acquisition.

2)	Profits on intercompany sales, not yet realized outside the Group, have been eliminated according to the percentage of the Company’s holding in such companies.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	The Company reviews – at each balance sheet date — whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of its investments in associated companies — see h. below.

4)	The excess of cost of the investment in associated companies over the equity in net assets at time of acquisition (“excess of cost of investment”) or the excess of equity in net assets of associated companies at time of acquisition over the cost of their acquisition (“negative excess of cost of investment”) represent the amounts attributed to specific assets upon acquisition, at fair value. The excess of cost of investment and the negative excess of cost of investment are presented at their net amount and are amortized over the remaining useful life of the assets. The average rate of amortization is 10%.

5)	In accordance with the provisions of Standard No. 20 (As Amended), which is applied by the group companies since January 1, 2006, as of that date, amortization of goodwill at associated company, which until then was included under “share in profits (losses) of associated companies”, was discontinued. The amounts of amortization of goodwill, included under “share in profits (losses) of associated companies”, as above, for the years ended December 31, 2005 and 2004 are NIS 4 million and NIS 4 million, respectively.

f.	Marketable securities

These securities are stated at market prices.

The changes in value of the above securities are carried to financial income or expense.

g.	Fixed assets:

1)	Fixed assets are stated at cost, net of related investment grants.

2)	Fixed assets of own manufacture are stated at cost, based on the direct costs with the addition of an appropriate portion of indirect production costs.

3)	Borrowing costs in respect of credit applied to finance the construction of fixed assets - during the period until construction is completed - are charged to the cost of such assets.

4)	The assets are depreciated by the straight-line method on the basis of their estimated useful life, as follows:

Years
Buildings	10-50 (mainly 33)
Machinery and equipment	7-20 (mainly 10 and 20)
Vehicles	5-7 (mainly 7)
Office furniture and equipment	3-17 (mainly 4)

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

5)	As to the change in the accounting treatment of property, plant and equipment, commencing January 1, 2007, resulting from the application of Israel Accounting Standard No. 27 of the IASB, “Property, Plant and Equipment” - see s(3) below.

6)	As to the change in the accounting treatment of investment property, commencing January 1, 2007, resulting from the application of Israel Accounting Standard No. 16 of the IASB, “Investment Property” - see s(5) below.

h.	Impairment of assets

The Company assesses — at each balance sheet date — whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of non-monetary assets, mainly fixed assets and investments in associated companies. When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset is recoverable from the cash flows expected from that asset. See note 2g.

The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the Company. The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal.

When it is not possible to assess whether an impairment provision is required for a particular asset on its own, the need for such a provision is assessed in relation to the recoverable value of the cash-generating unit to which that asset belongs.

i.	Deferred charges

The item represents notes issuance costs, which are amortized over the period of the notes (see note 4a).

As to the change from January 1, 2006 in the method of presenting and amortizing these charges – see o(2) below.

j.	Deferred income taxes:

1)	Commencing January 1, 2005, the Company applies the IASB’s Accounting Standard No. 19 – “Taxes on Income” that prescribes the accounting treatment (recognition criteria, measurement, presentation and disclosure) required for taxes on income.

For the most part, the provisions of this standard are the same as the accounting principles that the Company applied prior to implementing the new standard.

2)	In accordance with the standard and with prior years’ policy, the Company recognizes deferred taxes in respect of temporary differences between the amounts of assets and liabilities as reported in the consolidated financial statements and those taken into account for tax purposes; the standard requires that full recognition be given to deferred taxes in

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

        NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

respect of all taxable temporary differences, except for the temporary difference resulting from the initial recognition of goodwill and the temporary difference resulting from the initial recognition of an asset or a liability that has no effect on the profit or loss, whether for accounting or tax purposes, at that time (unless the temporary difference results from the initial recognition of a business combination).

Deferred tax assets are recognized for all temporary differences that are tax deductible, up to the amount of the differences that are expected to be utilized in the future, against taxable income. As to the main types of differences, in respect of which deferred taxes have been included — see note 7f.

3)	Deferred tax balances are computed at the tax rates expected to be in effect at the time the deferred tax asset is utilized or the deferred tax liability is settled, based on the tax rates and the tax laws enacted, or substantively enacted, by the balance sheet date.

4)	The current taxes, as well as the changes in the deferred tax balances, are included in the tax expenses or income in the reporting period.

5)	Taxes that would apply in the event of disposal of investments in subsidiaries and associated companies have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold these investments, not to realize them.

6)	The Group may incur an additional tax liability in the event of an intercompany dividend distribution derived from “approved enterprises” profits – see note 7a. No account was taken of this additional tax, since it is the Group’s policy not to cause distribution of dividends, which would involve an additional tax liability to the Group in the foreseeable future.

7)	In April 2005, the IASB issued Clarification No. 7 – “Accounting Treatment of the Tax Benefits, in Respect of Capital Instruments Granted to Employees, For Which No Compensation was Recognized”. The provisions of this clarification apply to such tax benefits, which have not been allowed as a deduction through December 31, 2004. The clarification stipulates that, commencing on January 1, 2005, the tax benefit derived by the Company from the exercise of options granted to employees is to be carried to shareholders’ equity, in the period in which the benefit to the employees is allowed as a deduction for tax purposes. Formerly, the aforesaid tax saving was credited to the statement of income, as part of the taxes on income item.

k.	Revenue recognition

Commencing January 1, 2006, the company applies Israel Accounting Standard No. 25 of the IASB — “Revenue”, which prescribes recognition, measurement, presentation and disclosure criteria for revenues originating from the sale of goods purchased or manufactured by the company.

Revenue is measured, as detailed below, at the fair value of the consideration received or the consideration that the company is entitled to receive, taking into account trade discounts and/or bulk discounts granted by the entity:

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

Revenue from sale of goods is recognized when all the following conditions have been satisfied: (a) the significant risks and rewards of ownership of the goods have been transferred to the buyer; (b) the company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the company; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Upon the application of the standard, an associated company separates the financing component embedded in revenue from sales made on credit for periods exceeding the customary credit period in its industry (mainly 90 days), that does not bear interest at the appropriate rate; the financing component is determined according to the amount by which the nominal amount of consideration for the transaction exceeds the present value of future cash payments in respect thereof, based on the customary market interest rate applicable to credit extended under similar terms. Revenue from the financing component is recognized over the credit period. Through December 31, 2005, the company did not separate the financing component in respect of sales made on credit, as above, and included within revenue from the sale on the date of recognition of such revenue. In accordance with the transitional provisions of the standard, on January 1, 2006 the company recognized an expense of NIS 1.1 million as a result of presentation in present value, resulting from the adjustment of trade receivables in respect of such credit transactions to their present value on the effective date of the standard, the share of the company at the adjustment effect as above was approximately NIS 0.5 million which is presented in these financial statements under “Cumulative effect, at beginning of year, of an accounting change”.

l.	Shipping and handling costs

Shipping and handling costs are classified as a component of selling and marketing expenses.

m.	Allowance for doubtful accounts

The allowance is determined mainly in respect of specific debts doubtful of collection (see note 12b).

n.	Derivate financial instruments

Gains and losses on derivatives that are hedging existing assets or liabilities are recognized in income commensurate with the results from those assets or liabilities.

o.	Financial instruments

Commencing January 1, 2006, the Company applies Israel Accounting Standard No. 22 of the IASB — “Financial Instruments: Disclosure and Presentation” (hereafter - Standard 22), which prescribes the rules for presentation of financial instruments and the proper disclosure required therefore, as follows:

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

1)	Offset of financial instruments

Financial assets and financial liabilities are presented on the balance sheet at their net amount, only when the Company has a legally enforceable right to effect such set off, and subject to the existence of intent to settle the asset and the liability on a net basis, or to realize the asset and settle the liability simultaneously.

2)	In accordance with the transitional provisions of Standard 22, commencing January 1, 2006, in addition to the aforesaid, the financial statements include the following changes:

The balance of deferred issuance costs, which at December 31, 2005 amounted to NIS 946 thousands, has been reclassified and presented as a deduction from the amount of the liabilities to which such expenses relate. Through December 31, 2005, deferred issuance costs were included under other assets and amortized according to the straight-line method.

The change in the amortization method of deferred issuance costs, as above, do not have a material effect on the operating results in the reported years.

p.	Share-based payment

Commencing January 1, 2006, the company applies Israel Accounting Standard No. 24 of the IASB, “Share-Based Payment” (hereafter - Standard 24), which prescribes the recognition and measurement principles, as well as the disclosure requirements, relating to share-based payment transactions.

Since the company has not granted any equity-settled awards, nor made modifications to existing grants, subsequent to March 15, 2005, the measurement criteria of the standard do not apply to past grants made by the company, and its application has not had any effect on the comparative figures included in these financial statements.

q.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, the period to maturity of which did not exceed three months at time of deposit, to be cash equivalents.

r.	Net income per share

Commencing January 1, 2006, the company applies the provisions of Israel Accounting Standard No. 21 of the IASB, “Earnings per Share”. The computation of basic net income per share is generally based on earnings available for distribution to holders of ordinary shares, divided by the weighted average number of ordinary shares outstanding during the period.

In computing diluted net income per share, the weighted average number of shares to be issued, assuming that all dilutive potential shares are converted into shares, is to be added to the average number of ordinary shares used in the computation of the basic income (loss) per share. Potential shares are taken into account, as above, only when their effect is dilutive (reducing net income per share from continuing activities).

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

Comparative net income per share figures included in these financial statements reflect a retrospective application of the new standard’s computation directives.

As to the data used in the computation of net income per share, as above - see note 11

s.	Recently issued accounting pronouncements inIsrael

1)	Israel Accounting Standard No. 29 – “Adoption of International Reporting Financial Standards (IFRS)"

In July 2006, the Israel Accounting Standards Board issued Israel Accounting Standard No. 29 — “Adoption of International Reporting Financial Standards (IFRS)” (hereafter - Standard 29). Standard 29 stipulates that companies, which are subject to the Securities Law, 1968 and are required to report pursuant to regulations issued thereunder, shall draw up their financial statements under International Financial Reporting Standards (IFRS) with effect from reporting periods commencing on January 1, 2008 (i.e. commencing the financial statements for the first quarter of 2008). Pursuant to the provisions of Standard 29, such companies and other companies may elect early adoption of the Standard, and prepare their financial statements under IFRS, commencing with the financial statements that are published subsequent to July 31, 2006.

The standard prescribes that companies, which currently do not draw up their financial statements under IFRS, and are required or elect, as stated above, to prepare their financial statements for the first time under IFRS, shall apply the provisions specified in International Financial Reporting Standard No. 1 (“IFRS 1”) - “First-Time Adoption of International Financial Reporting Standards” in making the transition. IFRS 1, which deals with first-time transition to reporting under IFRS, provides that, in the first annual financial statements that are drawn up under IFRS (including the interim financial statements for that year), all the latest IFRS standards in effect at the end of the reporting year in which the company reports under IFRS for the first time, shall be applied retrospectively (with the exception of certain exemptions and prohibitions, as referred to below). IFRS 1 specifies two groups of exceptions to the principle of retrospective application: (1) exemptions from mandatory retrospective application with regard to certain topics, while providing the option to utilize all or part of those exemptions, and (2) prohibitions concerning mandatory retrospective application with regard to defined topics. Pursuant to the provisions of IFRS 1, the first financial statements drawn up under IFRS shall include at least one year’s comparative data. Accordingly, a company that draws up its financial statements under IFRS for the first time for periods commencing after January 1, 2008, and elects to present comparative data for one year only, shall be required, pursuant to IFRS 1, to prepare an opening balance sheet as of January 1, 2007, which shall be drawn up under IFRS. In preparing this opening balance sheet, all the latest IFRS standards, as referred to above, with regard to recognition, non-recognition, classification and measurement of all the company’s assets, liabilities and shareholders’ equity items, shall be applied. IFRS 1 also establishes certain disclosure requirements that apply to the annual financial statements that are drawn up for the first time under IFRS. Pursuant to these disclosure requirements, companies applying IFRS for the first time are required to explain what effect the transition from the previous generally accepted accounting principles to IFRS has had on the reported financial position, operating results and cash flows. Also, companies are required to include notes providing reconciliations of the data reported under the previous accounting principles, to the data reported under IFRS, in respect of their shareholders’ equity and statements of income (loss) as of certain dates and for certain prior periods.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

In addition, Standard 29 requires companies, which draw up their financial statements under IFRS for the first time for periods commencing after January 1, 2008, to disclose, in a note to their financial statements for 2007, the balance sheet data as of December 31, 2007 and income statement data for the year ended December 31, 2007, as they would appear after applying IFRS recognition, measurement and presentation rules.

IFRS differ from general accounting principles accepted in Israel and, accordingly, financial statements drawn up under IFRS might reflect a financial position, operating results and cash flows that are significantly different from those presented in these financial statements. Application of IFRS requires a proper arrangement from the company, including making certain decisions relating to the manner of determining assets and liabilities at the transition date and with regard to setting an accounting policy for various topics. The company is currently assessing the implications of the transition to reporting under IFRS, including the date for first-time adoption of IFRS by the company. At this stage, the company is unable to estimate the effect that the adoption of IFRS will have on its financial statements.

2)	Israel Accounting Standard No. 26 — “Inventory”

In August 2006, the IASB issued Israel Accounting Standard No. 26 - “Inventory”, which is based on International Accounting Standard No. 2. This standard prescribes the accounting treatment of inventory and provides guidelines for determining the cost of inventory and its subsequent recognition as an expense, including recognition and treatment of any write-down to net realizable value.

The standard specifies the costs that are to be taken into account in determining the cost of inventory and the costs that may not be included in the cost of inventory, and requires that fixed production overheads be allocated based on the normal capacity of the production facilities.

In determining the cost of inventory, the standard requires specific identification of the cost of certain items that are not ordinarily interchangeable and of goods and services that have been produced and segregated for specific projects. In other instances, the standard prescribes the exclusive use of the “first-in, first-out” (FIFO) method or the “weighted average” method.

The standard also stipulates that the financing element in purchases of inventory on credit must be accounted for separately, whenever the actual arrangement includes a financing element. For instance, the difference between the purchase price on normal credit terms and the actual amount paid is to be recognized as interest expense over the financing period.

This standard shall be applicable to financial statements for periods commencing on or after January 1, 2007. The standard is to be applied retrospectively, unless it is impracticable to determine the specific effects in a given period.
At this stage the Company is examining the possible effect of the standard on its financial statements.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	Israel Accounting Standard No. 27 — “Property, Plant and Equipment”

In September 2006, the IASB issued Israel Accounting Standard No. 27 - “Property, Plant and Equipment”, which is based on International Accounting Standard No. 16. This standard prescribes the accounting treatment for property, plant and equipment. The standard stipulates provisions for the recognition of an item of property, plant and equipment as an asset, the initial measurement of its cost, the measurement subsequent to initial recognition, as well as provisions regarding depreciation and derecognition of an item of property, plant and equipment.

According to the standard, an item of property, plant and equipment that qualifies for recognition as an asset is to be measured at cost upon its initial recognition. The standard determines that the cost of an item of property, plant and equipment includes its purchase price (including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates), costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, as well as the initial estimate of the present value of the costs of dismantling and removing the item and restoring the site on which it is located (if the entity is obligated to do so). According to the standard, the cost of an item of property, plant and equipment is the cash price equivalent at the recognition date. Accordingly, if payment is deferred beyond normal credit terms, the difference between the cash price equivalent and the total payment is recognized as interest over the period of credit.

Subsequent to the date of initial recognition, the standard allows for a choice between the cost method and the revaluation method as an accounting policy, which must be applied to all the items within a given class of property, plant and equipment. Under the cost method, an item of property, plant and equipment shall be carried at its cost, less any accumulated depreciation and any accumulated impairment losses. Under the revaluation method, an item of property, plant and equipment whose fair value can be measured reliably shall be carried at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

An increase in the carrying amount of an item of property, plant and equipment, resulting from a revaluation, is to be credited directly to equity under the heading of “Revaluation surplus”. However, such increase shall be recognized in profit or loss to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss.

On the other hand, a decrease in the carrying amount of an item of property, plant and equipment, resulting from a revaluation, is to be recognized in profit or loss. However, the decrease shall be debited directly to equity under the heading of “Revaluation surplus”, to the extent of any credit balance existing in the revaluation surplus in respect of that asset.

The standard discusses the definition of a depreciable amount of an item of property, plant and equipment, its residual value and the period and method of depreciation. The standard stipulates that, for the purpose of depreciating property, plant and equipment, the amount initially recognized in respect of an item of property, plant and equipment should be allocated to its significant parts, and each such part should be depreciated separately. Nevertheless, different parts of an item of property, plant and equipment, with the same useful life and depreciation method, may be grouped for the purpose of depreciation.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

According to the provisions of the standard, the residual value, the useful life and the depreciation method of an asset should be reviewed at least at each fiscal year-end; if there has been a change in the expected pattern of consumption of the future economic benefits embodied in the asset, the depreciation method shall be changed to reflect the changed pattern. Such a change shall be accounted for as a change in an accounting estimate.

The standard is to be applied to financial statements for periods commencing on or after January 1, 2007, by way of retrospective application, with two exceptions. First, for a company that, upon the adoption of the standard, chooses the revaluation method as its accounting policy, the difference between the revalued amount of the asset and its carrying amount as of January 1, 2007 shall represent the revaluation surplus as of the said date. Second, if the initial cost of the asset does not include any removal and disposal costs, specific transitional provisions stipulated in the standard should be applied.

The Company is currently examining the effect of the application of the standard on the financial statements.

Recently, the IASB issued standard proposal No. 28 – correction of transitional provisions stipulated in standard No. 27 and adjusting them to the IFRS1.

4)	Israeli Accounting Standard No. 23 – “Accounting Treatment Applied to Transactions between an Entity and its Controlling Shareholder”.

In December 2006, the IASB issued Accounting Standard No. 23 – “Accounting Treatment Applied to Transactions between an Entity and its Controlling Shareholder”.
The standard, which does not obligate entities that are not subject to the Securities Law, 1968, provides that assets and liabilities, in respect of which a transaction was carried out between an entity and its controlling shareholder, shall be measured at the date of transaction at their fair value, and the difference between fair value and the consideration set in the transaction shall be carried to shareholders’ equity. Those provisions replace the requirements of the Securities Regulations (Presentation of Transactions between an Entity and its Controlling Shareholder in Financial Statements), 1996, whereunder, assets transferred as above would be measured at their carrying amount in the transferor’s accounts, while the difference between this value and the consideration set in those transactions is carried to shareholders’ equity.

Under the provisions of the standard, in case the difference between fair value and the consideration arises from a benefit granted by the controlling shareholder to the entity controlled thereby, the said difference shall be credited to capital surplus within the entity’s shareholders’ equity; while in case the said difference arises from a benefit granted by the entity to its controlling shareholder, such difference shall be carried to the entity’s retained earnings.

In addition, the difference between the fair value of the asset and its carrying amount in the transferor’s accounts shall be recognized as a gain or loss in the transferor’s accounts. Under the standard, differences as above, arising in the financial statements of an entity as a result of a transaction with its controlling shareholder, and carried to retained earnings or capital surplus, shall constitute, from the controlling shareholder’s point of view , an owners’ withdrawal or an owners’ investment, respectively, and shall be presented accordingly in the financial statements of the controlling shareholder.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

        NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The standard includes specific provisions pertaining to assets transfers, assuming liabilities, indemnification and waiver and the grant or receipt of loans. The standard also sets a hierarchy for the measurement of fair value and includes disclosure requirements as to the nature and scope of transactions between an entity and its controlling shareholder, occurring during the reported period, as well as to the effect of these transactions on the entity’s income or loss for the reported period and its financial position.

The standard shall apply to all transactions taking place between an entity and its controlling shareholder, except for a business combination under common control, that would be carried out subsequent to January 1, 2007. In addition, the standard would apply to a loan granted to a controlling shareholder or received therefrom, prior to the abovementioned effective date of the standard; the standard would apply to such a loan commencing the standard’s effective date.

At this stage the Company is examining the possible effect of the standard on its financial statements.

5)	Israel Accounting Standard No. 16 — “Investment Property”

In February 2007, the IASB issued Israel Accounting Standard No. 16 - “Investment Property”, which is based on International Accounting Standard No. 40. This standard prescribes the accounting treatment applicable to investment property. The standard sets provisions for the recognition, measurement and disclosure required for investment property in the financial statements.

According to the standard, investment property is property held to earn rentals or for capital appreciation or both, rather than for: (a) use in the production or supply of goods or services or for administrative purposes; or (b) sale in the ordinary course of business.

The standard stipulates that investment property, which qualifies as an asset, is to be measured at cost upon its initial recognition. According to the standard, the cost of an investment property comprises its purchase price and other directly attributable expenditures (such as fees for legal services, transfer taxes and other transaction costs).

Subsequent to the date of initial recognition, the standard allows a choice between the cost model and the fair value model as an accounting policy, which must be applied to all investment property items of the entity. According to the standard, transition from one model to the other is only allowed if such transition results in a more appropriate presentation in the financial statements. The standard states that this is not highly likely to be the case when transition is from the fair value model to the cost model.

Under the cost model, the entity shall account for investment property in accordance with the cost model specified in Standard 27 - “Property, Plant and Equipment”, pursuant to which the investment property is to be carried at depreciated cost (net of accumulated impairment losses).

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

According to the fair value model, subsequent to initial recognition, the entity shall measure all of its investment property at fair value as of the balance sheet date. Gains or losses resulting from changes in fair value are carried to the statement of income (loss) in the period in which they arise. In exceptional cases, when fair value cannot be reliably determinable for certain investment property items, and the entity has elected the fair value model as an accounting policy for its investment property, such specific items shall be accounted for using the cost model, despite the application of the fair value model to the other investment property items.

The standard includes extensive disclosure requirements, including, inter alia, disclosure as to the fair value of the investment property, if the company has opted for the cost model.

This standard shall be applicable to financial statements for periods commencing on January 1, 2007 or thereafter. Election of the fair value model would require the adjustment of the opening balance of retained earnings for the period in which the standard is first adopted.

At this stage, the Company is examining the effect of the application of the standard on the financial statements.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 — INVESTMENTS IN ASSOCIATED COMPANIES:

a.	The Company has a number of investments in associated companies, which are held either directly or through investee companies. The financial statements of significant associated companies (Mondy Business Paper Hadera Ltd. — formerly Neusiedler Hadera Paper Ltd, NHP — and Hogla-Kimberly Ltd.) are attached to these financial statements.

b.	Composed as follows:

	December 31
	2006	2005
	NIS in thousands
Shares:
Cost	54,241	54,241
Excess of cost of investment - net	2,086	2,086
L e s s - accumulated amortization	(2,086)	(2,180)
Gain on issuance of shares of an associated
company to a third party	40,241	40,241
Differences from translation of foreign currency
financial statements	(8,341)	(813)
Share in profits (after deduction of losses) accumulated since
acquisition	219,328	263,051

	305,469	356,626
Long-term loans and capital notes *	70,041	72,331

	375,510	428,957

*	Classified by linkage terms and rate of interest, the total amounts of the loans and capital notes are as follows:

	Weighted average interest rate at December 31,	December 31
	2006	2006	2005
	%	NIS in thousands
In dollars		6,337	9,206
Unlinked loans and capital notes	4.8%	63,704	63,125

		70,041	72,331

As of December 31, 2006, the repayment dates of the balance of the loans and capital notes have not yet been determined.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 — INVESTMENTS IN ASSOCIATED COMPANIES (continued):

c.	The changes in the investments during 2006 are as follows:

NIS in thousands
Balance at the beginning of the year	*428,957

Changes during the year:
Share in losses of associated companies - net	(26,663)
Dividend from associated companies	(16,966)
Adjustments resulting from translation of foreign currency
financial statements	(7,528)
Increase in balance of long-term loans and capital notes - net	(2,290)

Balance at end of year	375,510

*	In the first quarter of the year, the balance of negative goodwill as of January 1, 2006 amounted NIS 1,062 thousands, was written off against retained earnings. In these financial statements this reporting entry was cancelled since the amount represented a negative excess of cost of investment.

d.	Mondy Business Paper Hadera Ltd. (hereafter - Mondy Hadera; formerly — Neusiedler Hadera Paper Ltd. — NHP):

Mondy Hadera is held to the extent of 49.9% by the Company and also by Mondi Business Paper LTD (hereafter — MBP), under an agreement dated November 21, 1999. According to said agreement, Mondy Hadera purchased the Group’s activities in the field of printing and writing paper, and issued to MBP 50.1% of its shares. As part of the said agreement, Neusiedler was granted an option to sell to the Company its holdings in Mondy Hadera, at a price that is 20% lower than the value (as defined in the agreement). The understanding between the parties is that the option would only be exercised under prolonged, extraordinary circumstances that preclude the operation of Mondy Hadera in Israel. The Company believes that the likelihood of such circumstances is very remote.

e.	Hogla-Kimberly Ltd. (hereafter – Hogla-Kimberly)

Hogla-Kimberly is held to the extent of 49.9% by the Company and to the extent of 50.1% by Kimberly Clark Corporation (hereafter- KC).

f.	Investment in Carmel Container Systems Limited (hereafter — Carmel)

Carmel Container Systems is held to the extent of 26.25% by the Company.
In November 2004, Carmel’s board of directors decided to take measures to withdraw Carmel’s shares from trade on the “AMEX” Stock Exchange in the United States and also to deregister with the SEC. Accordingly, trade in Carmel’s shares on the “AMEX” was suspended from November 30, 2004 and in July 2005 the process of deregistering the shares from being traded and with the SEC was finalized.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 — INVESTMENTS IN ASSOCIATED COMPANIES (continued):

g.	Investment in T.M.M Integrated Recycling Industries Ltd. (hereafter — T.M.M.)

As of December 31, 2006, the Company’s share in T.M.M. (directly and through another associated company) is 43.08%

T.M.M. announced in March 2006 that the Securities Authority was conducting an unspecified investigation in its matter. T.M.M. possesses no information regarding the investigation. To date, the Company’s management cannot estimate the impact of the above matter, if any, on the Company and on its financial statements. As a result of the implementation of Accounting Standard No. 15, T.M.M. recorded a loss of NIS 12.5 million from the impairment of fixed assets in the third quarter of 2006, based on the estimate of an external assessor. The Company’s share in this loss (43.08%) amounts to NIS 5.4 million. This sum appears as part of the Company’s share in the earnings (losses) of associated companies this year.

On January 4, 2007, the Company entered into an agreement with Veolia Israel CGEA Ltd. (hereinafter: “CGEA”), whereby it will sell to CGEA its holdings in Barthelemi, along with its remaining holdings in T.M.M. Pursuant to the agreement, CGEA has acquired all of the Company’s holdings in Barthelemi. CGEA also acquired all of the Company’s holdings in T.M.M., as part of a complete tender offer and starting February 2007, the Company is no longer a shareholder in T.M.M.

The sale of the holdings in T.M.M. was made in consideration of a sum approximately similar to the book value, after taking into account, the impairment as mention above.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 — FIXED ASSETS:

a.	Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein during 2006, are as follows:

	Cost				Accumulated depreciation				Depreciated balance December 31
	Balance at beginning of year	Additions during the year	Retirements during the year	Balance at end of year	Balance at beginning of year	Additions during the year	Retirements during the year	Balance at end of year	2006	2005
	NIS in thousands				NIS in thousands				NIS in thousands
Land and buildings thereon	228,822	414	489	228,747	110,804	3,471	331	113,944	114,803	118,018

Machinery and equipment	689,398	12,838	30	702,206	488,956	23,099	11	512,044	190,162	200,442

Vehicles	31,096	5,205	962	35,339	20,915	3,055	921	23,049	12,290	10,181

Office furniture and equipment
(including computers)	70,166	1,045	298	70,913	57,302	2,332	255	59,379	11,534	12,864

Payments on account of
machinery and equipment, net	15,167	34,162		49,329					49,329	15,167

Spare parts - not current, net	23,262	(557)		22,705					22,705	23,262

	1,057,911	53,107	1,779	1,109,239	677,977	31,957	1,518	708,416	400,823	379,934

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 — FIXED ASSETS (continued):

b.	The item is net of investment grants in respect of investments in “approved enterprises” (see notes 7a and 9a).

c.	The Company’s real estate is partly owned and partly leased — to the extent of NIS 43.8 million, in respect of which lease fees of approximately NIS 25.8 million have been capitalized. The leasehold rights are for 49 year periods ending in the years 2008 to 2059, with options to extend for an additional 49 years.

d.	As of December 31, 2006 and 2005, the cost of fixed assets includes borrowing costs of NIS 1,007,000 capitalized to the cost of machinery and equipment.

e.	Depreciation expenses amounted to NIS 31,957,000 NIS 31,444,000 and NIS 28,472,000, for the years ended December 31, 2006, 2005 and 2004, respectively.

f.	As to pledges on assets — see note 9a.

g.	As to the change in accounting treatment of property, plant and equipment, which will take effect commencing January 1, 2007, as a result of applying Accounting Standard No. 27, “Property, Plant and Equipment” of the IASB – see note 1s (3).

h.	As to the change in accounting treatment of investment property, commencing January 1, 2007, as a result of applying Accounting Standard No. 16 “Investment Property” of the IASB – see note 1s (5).

NOTE 4 — NOTES AND OTHER LONG-TERM LIABILITIES:

a.	Notes

The item represents two series of notes issued to institutional investors as follows:

	December 31
	2006		2005
	NIS in Thousands
	Series II	Series I	Series II	Series I
Balance	206,627	20,522	207,229	27,409
Less - current maturities	29,518	6,841		6,827

	177,109	13,681	207,229	20,582

1)	Series I — May 1992

The balance of the notes as of December 31, 2005 is redeemable in four installments, due in June of each of the years 2006-2009, each installment amounting to 6.66% of the original par value of the notes, which is NIS 102,202,000, in December 2006 terms; the unpaid balance of the notes bears annual interest of 3.8%, payable annually each June. The notes — principal and interest — are linked to the Israeli CPI of February 1992.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 — NOTES AND OTHER LONG-TERM LIABILITIES:

2)	Series II — December 2003

The balance of the notes as of December 31, 2005 is redeemable in 7 equal, annual installments due in December of each of the years 2007-2013; the unpaid balance of the notes bears annual interest of 5.65%, payable annually each December. The notes —principal and interest — are linked to the Israeli CPI of November 2003.

3)	As to the change from January 2006 in the presentation of deferred issuance costs — see note 1i above.

b.	Long-Term Loans

The section refers to two long-term loans that were received from banks, as detailed below:

December 31, 2006 NIS Thousands
Loan 1	14,319
Loan 2	24,404
Less - current maturities	5,208

33,515

1)	Loan 1

In July 2006, the Company assumed a loan of NIS 15 million.The outstanding balance as at December 31, 2006, is scheduled for repayment in 21 quarterly installments through to January 2012, each in the sum of NIS 0.7 million.The outstanding balance of the loan carries a variable rate of interest, linked to the Prime lending rate.

2)	Loan 2

In July 2006, the Company assumed a loan of NIS 25 million. The outstanding balance as at December 31, 2006, is scheduled for repayment in 31 quarterly installments through to July 2014, each in the sum of NIS 1.0 million including principal and interest component on the outstanding balance of principal. The outstanding balance of the loan carries a variable rate of interest, linked to the Prime lending rate.

c.	Other liability:

The capital note from an associated company is unlinked and interest free. No repayment date has been fixed, but the associated company does not intend to demand the repayment of the capital note before January 1, 2008.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 — EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require the Company and its subsidiaries to pay severance pay to employees dismissed or leaving their employ under certain circumstances, computed on the basis of the number of years of service, or a pension upon retirement.

To cover the liability for employee rights upon retirement, pursuant to labor agreements in force and based on salary components that, in management’s opinion, create entitlement to severance pay, deposits are made by the Company and its subsidiaries with various provident funds (including pension funds) or insurance policies for the benefit of the employees.

The severance pay and pension liability and the amounts funded as above are not reflected in the financial statements, as the pension and severance pay risks have been irrevocably transferred to the pension funds and the insurance companies, as allowed by the Severance Pay Law.

b.	The expenses relating to employee rights upon retirement, which reflect the amounts that were deposited during the reported years with provident funds, pension funds and various insurance policies, are NIS 8,849,000 NIS 8,710,000,and NIS 8,368,000 in 2006, 2005, and 2004, respectively.

NOTE 6 — SHAREHOLDERS’ EQUITY:

a.	Share capital

Composed of ordinary registered shares of NIS 0.01 par value, as follows:

		December 31
		2006	2005
	Authorized	Issued and paid
Number of shares	20,000,000	4,032,723	4,002,205

Amount in NIS	200,000	40,327	40,022

The shares are traded on stock exchanges in Tel-Aviv and in the U.S. (“AMEX”). The quoted prices per share, as of December 31, 2006 are NIS 182.9and $ 45.70 (NIS 193.08), respectively.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 — SHAREHOLDERS’EQUITY (continued):

b.	Employee stock option plans:

1)	The 2001 plan for senior officers in the Group

On April 2, 2001, the Company’s board of directors approved a stock option plan for senior officers in the Group (hereafter — the 2001 plan for senior officers). Under this plan, 194,300 options were allotted on July 5, 2001 without consideration. Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company. The options are exercisable in four equal annual batches. The blocking period of the first batch is two years, commencing on the date of grant; the blocking period of the second batch is three years from the date of grant, and so forth. Each batch is exercisable within two years from the end of the blocking period.

The exercise price of the options granted as above was set at NIS 217.00, linked to the CPI, on the basis of the known CPI on April 2, 2001. The exercise price for each batch is determined as the lesser of the aforementioned exercise price or the average price of the Company’s shares as quoted on the Tel-Aviv Stock Exchange (hereafter - the Stock Exchange) during the thirty trading days preceding to the effective date of each batch, less 10%. As stipulated by the 2001 plan for senior officers, the exercise price of unexercised options is to be adjusted, in the event of cash dividend distributions. Accordingly, the exercise price as of December 31, 2006 is batch, NIS 78.66 for the third batch and NIS 132.09 for the fourth batch. In July2005, the remaining options from the first batch expired and in July 2006, the remaining options from the second batch expired.

The quoted price of the Company’s shares on the Tel Aviv Stock Exchange, immediately prior to the date of the board of directors’ resolution to grant the options, was NIS 204.00. Immediately prior to the granting of the options, the price was NIS 185.8.

The fair value of each option — computed on the basis of the Black-Scholes option-pricing model — as prescribed by the regulations of the Tel-Aviv Stock Exchange — was approximately NIS 56.69 on the date of grant.

Notwithstanding the above, the number of shares resulting from the exercise of the options and the actual exercise price will be determined as follows: Upon receipt of an exercise request from an option holder, a computation will be made of the difference between the quoted price of the Company’s shares at the beginning of that trading day and the exercise price; that difference is to be multiplied by the number of exercisable options (hereafter - the benefit). The number of shares that the Company will actually issue to the option holder will be the number of shares the market value of which is equal to the amount of the benefit computed as above. In consideration for the shares, the option holder will pay their par value only.

Immediately upon issuance, the ordinary shares issued upon exercise of the options will have all the same rights as other ordinary shares of the Company.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 — SHAREHOLDERS’EQUITY (continued):

In 2006, 2005 and 2004, 44,998, 13,877 and 55,525options, respectively, were exercised under the 2001 plan for senior officers, and 24,303 4,307 and 24,295 shares of NIS 0.01, respectively, were issued following the exercise of the options, as above. 8,250 options expired in 2005 (from the first batch) and 10,225 options expired in 2006 (from the second batch). In 2006 12,225 option were cancelled from the third batch and 12,225 were cancelled from the forth batch. As of December 31, 2006, the unexercised balance of the options granted is 35,425. During 2007, after the balance sheet date, 10,321 options were exercised under the 2001 plan for senior officers, and 3,696 shares were issued.

This plan is designed to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company is allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan.

The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

Since, in accordance with Israeli accounting principles, the Company does not recognize the expense in its accounts (with respect to the salary benefit embodied in these grants), then under Clarification No. 7 of the IASB (See note 1j(7)), the Company credited the tax saving derived from the exercise of benefits by employees in the years 2005-2006 to capital surplus.

2)	The 2001 employee plan

On August 29, 2001, the Company’s board of directors approved a stock option plan for employees in the Group, according to a specification (hereafter — the 2001 employee plan). Under this plan, up to 125,000 options will be allotted without consideration. Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company. The blocking period of the options is two years from the date of grant. Each option is exercisable within three years from the end of the blocking period.

On November 4, 2001, 81,455 options were granted under the 2001 employee plan.

The exercise price of all the options granted as above was set at NIS 160.99, linked to the CPI, on the basis of the known CPI on August 29, 2001. This price represents the average price of the Company’s shares as quoted on the Tel-Aviv Stock Exchange during the thirty trading days prior to the date of the board of directors’ approval, less 10%. The 2001 employee Plan was expired during November 2006.

In 2006, 2005 and 2004, 10,091, 2,405 and 8,615 options, respectively, were exercised under the 2001 employee plan, and 6,215, 1,224 and 4,084 shares of NIS 0.01, respectively, were issued following the exercise of options, as above. The last of the options that were granted and were not exercised, expired during 2006.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 — SHAREHOLDERS’ EQUITY (continued):

This plan is designed to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company is allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan.

The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

Since, in accordance with Israeli accounting principles, the Company does not recognize the expense in its accounts (with respect to the salary benefit embodied in these grants), then under Clarification No. 7 of the IASB (See note 1j(7)), the Company credited the tax saving derived from the exercise of benefits by employees in 2005 to capital surplus.

NOTE 7 — TAXES ON INCOME:

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter — the law)

Under the law, by virtue of the “approved enterprise” status granted to certain of their production facilities, certain subsidiaries were entitled to various tax benefits (mainly reduced tax rates) until 2003.

During the period of benefits — mainly 7 years commencing in the first year in which the companies earn taxable income from the approved enterprises, provided the maximum period to which it is restricted by law has not elapsed — reduced tax rates or exemption from tax apply, as follows:

1)	Corporate tax rate of 25%, instead of the regular tax rate (see d. below).

2)	Tax exemption on income from certain approved enterprises in respect of which the companies have elected the “alternative benefits” (involving waiver of government guaranteed loans instead of the tax exemption); the length of the exemption period is 4 years, after which the income from these enterprises is taxable at the rate of 25% for 3 years.

The part of the taxable income, which is entitled to the tax benefits, is determined on the basis of the ratio of the turnover attributed to the “approved enterprise” to the total turnover of these companies, taking into account the ratio of the “approved enterprise” assets to total assets of these companies. The turnover that is attributed to the “approved enterprise” is generally computed on the basis of the ratio of the increase in turnover to the “basic” turnover stipulated in the instrument of approval.

The period of benefits in respect of the “approved enterprises” of these companies expired at the end of 2003.

The entitlement to the above benefits is conditional upon the companies’ fulfilling the conditions stipulated by the law, regulations published thereunder and the

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 — TAXES ON INCOME (continued):

instruments of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be cancelled and the companies may be required to refund the amount of the benefits, in whole or in part, with the addition of CPI linkage differences and interest.

b.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter — the inflationary adjustments law)

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiaries are taxed under this law.

c.	The Law for the Encouragement of Industry (Taxation), 1969

The Company and certain consolidated subsidiaries are “industrial companies” as defined by this law. These companies claimed depreciation at accelerated rates on equipment used in industrial activity as stipulated by regulations published under the inflationary adjustments law.

The Company also files consolidated tax returns with certain consolidated subsidiaries as permitted under this law.

d.	Tax rates applicable to income not derived from “approved enterprises”

The income of the Company and its Israeli subsidiaries (other than income from”approved enterprises”, see a. above) is taxed at the regular rate. Through to December 31, 2003, the corporate tax was 36%. In July 2004, an amendment No. 140, to the Income Tax Ordinance was published fixing, among others that corporate tax rate is gradually reduced from 36% to 30%. In August 2005, an additional amendment (No. 147) to the Income Tax Ordinance was published which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the tax rates for 2004 and thereafter are as follows: 2004 — 35%, 2005 — 34%, 2006 – 31%, 2007 — 29%, 2008 — 27%, 2009 — 26% and 2010 and thereafter — 25%.

As a result of the said changes in the tax rates, the Company adjusted – in each of the years 2004 and 2005 — at the time the aforementioned amendments were made, its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income in these years.

Capital gains (except for the real capital gain from the sale of marketable securities – to which the regular tax rates will apply) are taxed at a reduced tax rate of 25% on capital gains that arose after January 1, 2003, and at the regular corporate tax rate on income that arose until that date.

e.	Carryforward tax losses

Carryforward tax losses in subsidiary companies are NIS 24,036,000 and NIS 22,470,000 as of December 31, 2006 and 2005, respectively.

The Company examines on each balance sheet date the possibility of recording deferred taxes in respect of carryforward tax losses based on an assessment of all evidence, both positive and negative, regarding the likelihood of their being taxable income in the foreseeable future. Under the inflationary adjustments law, carryforward losses are linked to the Israeli CPI, and may be utilized indefinitely.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 — TAXES ON INCOME (continued):

f.	Deferred income taxes

The composition of the deferred taxes at balance sheet dates, and the changes therein during the years 2006 and 2005, are as follows:

	In respect of balance sheet items
			Provisions for employee rights
	Depreciable fixed assets	Inventories	Severance pay	Vacation and recreation pay	Doubtful accounts	In respect of carryforward tax losses (see above)	Total
	NIS in thousands
Balance at January 1, 2005	52,562	4,038	601	(4,087)	(5,910)	(6,511)	40,693
Changes in 2005 -
amounts carried to income	(6,779)	(1,487)	(75)	8	(52)	714	(7,671)

Balance at December 31, 2005	45,783	2,551	526	(4,079)	(5,962)	(5,797)	33,022
Changes in 2006 -
amounts carried to income	(4,170)	(1,404)	26	36	450	(693)	(5,755)

Balance at December 31, 2006	41,613	1,147	552	(4,043)	(5,512)	(6,490)	27,267

The deferred taxes are computed at the rate of 25%-29%.

Deferred taxes are presented in the balance sheets as follows:

	December 31
	2006	2005
	NIS in thousands
Among current assets	(7,856)	(7,106)
Among long-term asset balances	(6,490)	(5,655)
Among long-term liabilities	41,613	45,783

B a l a n c e - liability - net	27,267	33,022

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 — TAXES ON INCOME (continued):

g.	Taxes on income included in the income statements:

1)	As follows:

	2006	2005	2004
	NIS in thousands
For the reported year:
Current	22,457	13,662	13,248
Deferred, see f. above:
In respect of changes to tax rates,
see d. above		(4,166)	(5,824)
In respect of the reporting period	(5,755)	(3,505)	(4,272)

	16,702	5,991	3,152

Current taxes in 2006 were computed at an average tax rate of 31%, 2005 - 34% and 2004- 35%, see (2) below.

2)	Following is a reconciliation of the “theoretical” tax expense, assuming all income is taxed at the regular rate applicable to companies in Israel, as stated in d. above, and the actual tax expense:

	2006		2005		2004
	%	NIS in thousands	%	NIS in thousands	%	NIS in thousands
Income before taxes on income, as reported
in the statements of income	100.0	56,695	100.0	35,292	100.0	40,812

Theoretical tax on the above amount	31.0	17,575	34.0	11,999	35.0	14,284

Decrease in taxes resulting from computation
of deferred taxes at a rate which is
different from the theoretical rate	(2.1)	(1,196)	(0.9)	(324)	(4.3)	(1,762)
Decrease in taxes resulting from adjustment to
deferred tax balances due to changes
in tax rates, see d. above			(11.8)	(4,166)	(14.3)	(5,824)
Tax deduction in respect of options
exercised by employees according to
Section 102 of the Israeli Income
Tax Ordinance (2006 and 2005 - see note 1j(7))					(10.3)	(4,221)
Other - net	0.6	323	(4.3)	(1,518)	1.6	675

Taxes on income for the reported year	29.5	16,702	17.0	5,991	7.7	3,152

h.	Tax assessments

The Company and most of its subsidiaries have received final tax assessments through the year ended December 31, 2000.

At the end of 2006 assessments discussions for the years 2002- 2004 for the Company and most of its subsidiaries have begun with the tax authority. It is the managements opinion, at this stage based, on the course of the discussion, which were held so far, it does not seem that the assessments will have material effect on the financial reports.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 — LINKAGE TERMS OF MONETARY BALANCES:

a.	As follows:

	December 31, 2006			December 31, 2005
	In, or linked to, foreign currency (mainly dollar)	Linked to the Israeli CPI NIS in thousands	Unlinked	In, or linked to, foreign currency (mainly dollar)	Linked to the Israeli CPI NIS in thousands	Unlinked
	NIS in thousands			NIS in thousands
Assets:
Current assets:	8,573		5,048
Cash and cash equivalents				5,740		2,578
Marketable securities						11,416
Receivables	59,849	244	243,049	55,307	167	189,912
Investments in associated companies - long-term
loans and capital notes	6,337		63,704	9,206		63,125

	74,759	244	311,801	70,253	167	267,031

Liabilities:
Current liabilities:
Short-term credit from banks			203,003			93,171
Accounts payables and accruals	8,422		191,551	11,062	868	214,082
Long-term liabilities (including current maturities):
Long -term loans			38,723
Notes		226,364			234,638
Other liability			32,770			32,770

	8,422	226,364	466,047	11,062	235,506	340,023

As to exposures relating to fluctuations in foreign currency exchange rates and the use of derivatives for hedging purposes — see note 12a.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 — LINKAGE TERMS OF MONETARY BALANCES (continued):

b.	Data regarding the exchange rate and the Israeli CPI:

	Exchange rate of one dollar	CPI*
	NIS	Points
At end of year:
2006	4.225	184.9
2005	4.603	185.0
2004	4.308	180.7

Change in the year:
2006	(8.2)	-
2005	6.8	2.4
2004	(1.6)	1.2

*	Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

NOTE 9 — COMMITMENTS, CONTINGENT LIABILITIES AND LIABILITIES SECURED BY PLEDGES:

a.	In respect of investment grants

Under the Law for the Encouragement of Capital Investments, 1959, certain subsidiaries and an associated company have received investment grants from the State of Israel. In the event of failure to comply with the terms attached to the receipt of the grants, the companies may be required to refund the amount of the grants, in whole or in part, with linkage differences and interest from the date of receipt thereof.

The abovementioned subsidiaries have registered floating charges on all their assets in favor of the State of Israel in order to secure compliance with the terms of the investment grants received. In respect of the grant received by the associated company, the Company has provided a guarantee, with another associated company, for the repayment of the grant. As of December 31, 2005, the grant was repaid in full, as agreed with the Investment Center.

b.	The Company has provided guarantees of NIS 2,113,000 in favor of an associated company, in connection with the latter’s participation in a tender. If the associated company does not win the tender, the guarantee will become null and void.

c.	Subsidiaries provided guarantees to various entities, in connection with tenders, in the aggregate amount of approximately NIS 1,917,000.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE  9 — COMMITMENTS, CONTINGENT LIABILITIES AND LIABILITIES SECURED BY PLEDGES (continued):

d.	On May 7, 2001, the Company’s board of directors resolved to carry out a plan, which was approved by the shareholders’ meeting, to remunerate the Company’s former chairman of the board of directors. According to the plan, remuneration will be granted, equal to the increase in the value of 50,000 shares of the Company in the period from May 7, 2001 (share price — NIS 194.37, linked to the terms of the plan) to May 7, 2008. The remuneration will be spread over the period commencing two years from the resolution of the board of directors, until the end of seven years from said resolution or until the time of termination of duty in certain conditions, the earlier. Up to December 31 2006, all of the remuneration was exercised.

e.	In accordance with the Companies Law, 1999, the Company issued new letters of indemnity to its officers in 2004, pursuant to which the Company undertakes to indemnify the officers for any liability or expense, for which indemnification may be paid under the law, that may be incurred by the officers in connection with actions performed by them as part of their duties as officers in the Company, which are directly or indirectly related to the events specified in the addendum to the letters of indemnity, provided that the total amount of indemnification payable to the officers, shall not exceed 25% of the Company’s shareholders’ equity as per its latest financial statements published prior to the actual indemnification. The liability of officers in connection with the performance of their duties, as above, is partly covered by an insurance policy.

f.	The Company is preparing for the conversion of its energy-generation plant to using natural gas, instead of fuel oil. The transition is planned for the second half of 2007, subject to the arrival of the gas in Hadera.

In this capacity, the Company signed an agreement in London on July 29, 2005, with the Thetis Sea Group, for the purchase of natural gas. The gas that will be purchased is intended to fulfill the Company’s requirements in the coming years, for the operation of the existing energy generation plants using cogeneration at the Hadera plant, when it will be converted for the use of natural gas, instead of the current use of fuel oil. The overall financial scope of the transaction totals $ 40 million over the term of the agreement (5 years from the initial supply of gas, but no later than July 1, 2011).

In this capacity the Company also contracted with Alstom Power Boiler Service gmbh, a manufacturer of equipment in the energy industry, in an agreement worth approximately € 1.74 million, for the purchase of the systems needed for the conversion and assistance with their installation at the plant in Hadera. Up to December 31, the remainder of the agreement was worth approximately € 0.6 million.

g.	In November 2006, the Environmental Protection Ministry announced that, even though the company plant at Hadera has made considerable investments in sewage treatment and environmental protection issues, an investigation may be launched against it to review deviations from certain emission standards into the air. Based on the opinion of its legal advisors, the Company anticipates that the investigation will not materially impact its results of operations.

h.	In November 2003 an associated company Hogla Kimberly received a claim and a petition for the approval of a class action against the Company. According to the petition the Company has reduced the number of units of diapers in a package of its “Huggies Freedom” brand .The plaintiffs estimate the scope of the class action to be NIS 18 million. A court hearing took place in this petition, but a decision was not given.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 — COMMITMENTS, CONTINGENT LIABILITIES AND LIABILITIES SECURED BY PLEDGES (continued):

In August, 2006 a request for a class action claim was filed against an associated company Hogla-Kimberly Ltd. in the amount of NIS 47 million for reducing the number of diapers in the “Titulim Premium” brand Packages.

In December, 2006 a request for a class action claim was filed against an associated company Hogla-Kimberly Ltd in the amount of NIS 43 million for reducing the quantity of papers in the toilet paper “Kleeneks premium” Packages.

In January, 2007 a request for a class action claim was filed against the Company in the amount of NIS 28 million for reducing the number of Wet Wipes in the ” Titulim premium wet wipes” Packages.

In regards to the class action claims mentioned above, based on the associated company’s legal counsels’ opinion, at this stage, the company is unable to estimate the result of these class action claims but, Hogla-Kimberly has good defense prospects and therefore Hogla Kimberly did not include in its financial statements any provisions for these claims.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

		Weighted average interest rate	December 31
		at December 31, 2006	2006	2005
			NIS in thousands
a.	Receivables:
	1) Trade:
	Open accounts		152,944	136,792
	Checks collectible		15,106	13,617

			168,050	150,409

	The item is:
	Net of allowance for doubtful		16,791	16,914

	Includes associated companies		36,967	31,504

	2) Other:
	Employees and employee institutions		2,451	3,155
	Associated companies - current debt		72,467	84,096
	Prepaid expenses		3,732	4,041
	Advances to suppliers		2,617	3,235
	Deferred income taxes, see note 7f		7,856	7,106
	Proceeds from sale of land in (see note 10i)		51,936
	Sundry		5,625	4,491

			146,684	106,124

b.	Inventories:

	For industrial activities:
	Finished goods		16,998	16,578
	Raw materials and supplies		7,884	9,356

			24,882	25,934
	For commercial activities - purchased products		14,348	15,683

			39,230	41,617
	Maintenance and spare parts *		22,879	22,382

			62,109	63,999

c.	Credit from banks:

	Unlinked	5.7%	203,003	93,171

* Including inventories for the use of associated companies.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

d.	Accounts payable and accruals — other:

		December 31
		2006	2005
		NIS in thousands
1)	Trade:
	Open accounts	91,932	84,727
	Checks payable	4,341	5,785

		96,273	90,512

2)	Other:
	Payroll and related expenses	42,553	44,587
	Institutions in respect of employees	15,775	11,855
	Income tax authority	19,824	15,655
	Customs and value added tax authorities	8,814	142
	Accrued interest	2,104	1,209
	Accrued expenses	14,100	9,201
	Sundry	529	2,758

		103,699	85,407

Statements of income:

		2006	2005	2004
		NIS in thousands
e.	Sales - net (1):

	Industrial operations (2)	404,030	364,539	363,489
	Commercial operations	126,079	117,922	119,365

		530,109	482,461	482,854

	(1) Including sales to associated companies	149,173	115,262	121,987

	(2) Including sales to export	47,886	43,356	42,232

f.	Cost of sales:
	Industrial operations:
	Materials consumed	85,617	80,740	83,533
	Payroll and related expenses	104,880	96,370	92,566
	Depreciation	27,886	27,396	24,537
	Other manufacturing costs	106,387	94,517	81,893
	Decrease (increase) in inventory of
	finished goods	(420)	(4,894)	3,135

		324,350	294,129	285,664
	Commercial operations - cost of products sold	94,375	89,050	90,240

		418,725	383,179	375,904

	Including purchases from associated
	companies	39,900	37,747	26,646

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

		2006	2005	2004
		NIS in thousands
g.	Selling, marketing, administrative and
	general expenses:
	Selling and marketing:
	Payroll and related expenses	13,954	13,641	14,311
	Packaging, transport and shipping	9,243	7,866	6,458
	Commissions	2,121	2,699	2,467
	Depreciation	1,331	1,145	1,159
	Other	4,717	5,131	6,200

		31,366	30,482	30,595

	Administrative and general:
	Payroll and related expenses	43,407	39,727	36,649
	Office supplies, rent and maintenance	1,593	1,241	1,521
	Professional fees	1,167	991	1,029
	Depreciation	3,128	2,903	2,776
	Doubtful accounts and bad debts	(122)	840	3,102
	Other	7,022	*4,201	*1,227

		56,195	49,903	46,304

	Less - rent and participation from
	associated companies	26,678	24,441	24,387

		29,517	25,462	21,917

h.	Financial expenses - net*:

	Expenses:
	In respect of long-term loans	1,196		26
	In respect of notes - including amortization of deferred
	charges and net of related hedges	17,013	16,516	15,188
	In respect of increase in value of operating monetary balance-net	4,771
	In respect of short-term balances	11,590	3,559	6,547

		34,570	20,075	21,761

	Income:
	In respect of long-term loans	579	*385	*314
	In respect of increase in value of operating monetary balances		3,294	1,901
	In respect of short-term balances	2,880	*3,906	*6,428

		3,459	7,585	8,643

		(31,111)	(12,490)	(13,118)

**	Including financial income (expenses) in respect of loans to associated companies	2,280	*3,401	721

*	Reclassified

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

i.	Other income

	2006	2005	2004
	NIS in thousands
Proceeds from sale of land	*40,641	874
Capital gain from sale of fixed assets	317		(508)
Gains (losses) from sale of the operation in Switzerland	(3,653)	3,570

	37,305	4,444	(508)

*On December 31, 2006, the Company sold a land estate. As a result of this sale, the Company recorded a capital gain in the amount of approximately NIS 28.5 million, net of tax, betterment levy, and expenses related to the sale. The proceeds of the sale, in the amount of NIS 43 million, were deposited on December 31, 2006 with a trustee in order to secure the liabilities of the Company. At the beginning of January 2007, the balance in the amount of approximately NIS 30 million was received, and in during the course of February this balance was transferred from the trustee to the Company.

NOTE 11 — NET INCOME PER SHARE

Following are data relating to the net income and the number of shares (including adjustments to such data) used for the purpose of computing the basic and fully diluted net income per ordinary share. (The data for the years 2005 and 2004 are after retroactive application of the provisions of Accounting Standard No. 21 of the IASB, see note 1r):

	Net income Year ended December 31
	2006	2005	2004
	NIS in thousands
Net income for the period, as reported in the
income statements, used in computation of
basic net income per share	13,330	45,715	62,732

Total net income for the purpose of computing
diluted income per share	13,330	45,715	62,732

	Number of shares Year ended December 31
	2006	2005	2004
Weighted average number of shares used for
computing the basic income per share
Adjustment in respect of incremental shares arising	4,025,181	3,999,867	3,978,936
from exercise of warrants	33,429	28,240	82,735

Weighted average number of shares used for
computing the diluted income per share	4,058,610	4,028,107	4,061,671

The number of shares used in the computation of net income per share reflects the weighted average number of shares issued during the year.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 — FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Derivative financial instruments

The Company has limited involvement with derivative financial instruments. The Company uses these instruments as hedges. The Company utilizes derivatives, mainly forward exchange contracts, to protect its expected cash flows in respect of existing assets and liabilities denominated in currencies other than the functional currency of the Company or that are linked to the CPI. As the counter-parties to these derivatives are Israeli banks, the Company considers the inherent credit risks remote.

In December 2005, the Company entered into forward transactions for a period of one year, in order to hedge an amount of NIS 230 million against increases in the CPI, following the termination of the 2004 transaction that was finalized.

In December 2006, the Company entered into forward transactions for a period of one year, in order to hedge an amount of NIS 100 million against increases in the CPI, following the termination of the aforementioned transaction.

In January 2007, the Company entered into forward transactions for a period of one year , in order to hedge an amount of NIS 120 million against increases in the CPI, following the termination of the aforementioned transaction.

b.	Credit risks

The Company and its subsidiaries’ cash and cash equivalents as of December 31, 2006 and 2005 are deposited mainly with major banks. The Company and its subsidiaries consider the credit risks in respect of these balances to be remote.

Most of these companies’ sales are made in Israel, to a large number of customers. The exposure to credit risks relating to trade receivables is limited due to the relatively large number of customers. The Group performs ongoing credit evaluations of its customers to determine the required amount of allowance for doubtful accounts. An appropriate allowance for doubtful accounts is included in the financial statements.

c.	Exchange rate risks

Approximately half of the Company’s sales are nominated in US dollars, while a substantial part of its expenditures and its liabilities are in NIS, and as a result, the Company has an exposure to the changes in the rate of exchange of the NIS against the US dollar. This exposure includes an economic exposure (resulting from the excess of receipts over payments, in foreign currency on linked to it) and reporting exposure (relating to the excess of dollar linked assets over liabilities).

The Company has trade receivables balances linked to the US dollar – see note 8(a).

d.	Fair value of financial instruments

The following table specifies the carrying amount and fair value of financial instrument groups that are not presented in the financial statements at their value:

	Carrying Amount	Fair Value
Financial assets	December 31, 2006 NIS in thousands
Long term loans and capital note	63,704	62,005

Financial Liabilities
Notes - series 1*	20,522	20,183
Notes - series 2*	206,627	211,284
Other liability*	32,770	31,210

	259,919	262,677

* The above carrying amounts are based on the computation of the present value of cash flows at interest rates applicable to similar characterized loans (in 2006 – 5%).

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 — INTERESTED PARTIES — TRANSACTIONS AND BALANCES:

a.	Transactions:

1)	Income (expenses):

	2006	2005	2004
	NIS in thousands
Sales	47,803	46,396	45,278

Costs and expenses	(20,175)	(13,997)	(9,247)

Financial expenses	(2,191)	(1,731)	(1,688)

The amounts presented above represent transactions that the Company carried out in the ordinary course of business with interested parties (companies which are held by the Company’s principal shareholder), at terms and prices similar to those applicable to non-affiliated customers and suppliers.

2)	Benefits to interested parties:

	2006	2005	2004
Payroll to interested parties employed
by the Company - NIS in thousands	*8,094	*5,181	*3,300

Number of people to whom the benefits relate	2	2	2

Remuneration of directors who are not
employed by the Company -
NIS in thousands	504	485	528

Number of people to whom
the benefits relate	11	12	13

*	In 2006 includes the payroll of CEO and of the former Chairman of the Board of Directors and, in addition a payment to the former chairman of the Board of directors as a result of exercise of a bonus according to a remuneration plan. In 2005 including the CEO and the former Chairman of the Board of Directors. 2005 includes a special bonus to the Chairman of the Board of Directors, in a sum of NIS 800,000, subject to the general meeting’s approval. In 2004 a CEO was in position only part of the year.

3)	At December 31, 2006, an interested party employed by the Company (the CEO) held 1,975 options under the 2001 plan for senior employees in the group (see note 6b(1)).

4)	As to the plan for the remuneration of the Company’s former chairman of the Board of Directors — see note 9e.

b.	Balances with interested parties:

	December 31
	2006	2005

Accounts receivable - commercial operations*	18,825	12,225

Accounts payables and accruals	4,930	4,401

Notes	38,871	30,697

*There were no significant changes in the balance during the year.

NOTE 14 — SEGMENT INFORMTION:

a.	Activities of the Company and its subsidiaries:

1)	Manufacturing and marketing of packaging paper, including collection and recycling of paper waste. The manufacturing of paper relies mainly on paper waste as raw material.

2)	Marketing of office supplies and paper, mainly to institutions. Most of the sales are on the local (Israeli) market and most of the assets are located in Israel.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 — SEGMENT INFORMATION (continued):

b.	Business segment data:

	Paper and recycling			Marketing of office supplies			T o t a l
	2006	2005	2004	2006	2005	2004	2006	2005	2004
	NIS in thousands
Sales - net(1)	408,045	368,884	367,391	122,064	113,577	115,463	530,109	482,461	482,854

Income (loss) from ordinary operations	50,359	44,218	59,004	142	(880)	(4,566)	50,501	43,338	54,438
Financial expenses, net							31,111	12,490	13,118
Other income							37,305	4,444	(508)

Income before taxes on income							56,695	35,292	40,812
Taxes on income							16,702	5,991	3,152

Income from operations of the Company and its subsidiaries							39,993	29,301	37,660
Share in profits of associated companies - net							(26,663)	16,414	25,072

Net income							13,330	45,715	62,732

Segment assets (at end of year)	574,319	536,965	494,194	56,663	57,377	56,707	630,982	594,342	550,901
Unallocated corporate assets (at end of year) (2)							542,305	561,416	610,975

Consolidated total assets (at end of year)							1,173,287	1,155,758	1,161,876

Segment liabilities (at end of year)	69,923	57,754	58,782	26,350	32,758	28,774	96,273	90,512	87,556
Unallocated corporate liabilities (at end of year)							646,172	541,862	499,007

Consolidated total liabilities (at end of year)							742,445	632,374	586,563

Depreciation and amortization	30,137	29,795	26,671	1,820	1,809	1,962	31,957	31,604	28,633

(1)	Represents sales to external customers.

(2)	Including investments in associated companies.

_________________

__________________________________

_________________

Schedule

Details of Subsidiaries and Associated CompaniesAt
December 31, 2006

Percentage of direct and indirect holding in shares conferring equity and voting rights
%
Main subsidiaries:
Amnir Recycling Industries Limited	100.00
Graffiti Office Supplies and Paper Marketing Ltd.	100.00
Attar Marketing Office Supplies Ltd.	100.00
American Israeli Paper Mills Paper Industry (1995) Ltd.	100.00

Main associated companies:
Hogla-Kimberly Ltd.	49.90
Subsidiaries of Hogla-Kimberly Ltd.:
Hogla-Kimberly Marketing Limited	49.90
Molett Marketing Limited	49.90
Shikma For Personal Comfort Ltd.	49.90
Turketim Mallari Sanayi ve Ticaret A.S (KCTR)	49.90
Mondy Business Paper Hadera Ltd.	49.90
Subsidiary of Mondy Business Paper Hadera Ltd.:
Mondy Business Paper Hadera Marketing Ltd.	49.90
Carmel Container Systems Limited	26.25
Frenkel C.D. Limited**	35.16
Barthelemi Holdings Ltd.	35.98
T.M.M. Integrated Recycling Industries Ltd.***	43.08

*	Not including dormant companies.

**	Frenkel C.D. Limited is partly held through Carmel Container Systems Limited (an associated company); the holding in voting shares of C.D. Packaging Systems Limited is 27.85%.

***	At the beginning of 2007 all the holding at T.M.M and Barthelmi were sold, from this date were desisted this companies as mentioned above to be an associated companies.

AMERICAN ISRAELI PAPER MILLS LTD. GROUP

Meizer street
Industrial Zone ,P.O.B.142
Hadera 38101, Israel
Tel: 972-4-6349402
Fax: 972-4-6339740
E-Mail: chq@aipm.co.il

Enclosed please find the financial reports of the following associated companies:

- Mondi Business Paper Hadera Ltd.
- Hogla-Kimberly Ltd.

The financial report of the following associated companies are not included:

- Carmel Containers Systems Ltd., according to section 23(c) of the Securities (Editing Financial Annual Reports) Regulations - 1993.
- TMM Integrated Recycling Industries Ltd., which is as at the reported period, a reporting corporation.

Exhibit 5

MONDI BUSINESS PAPER HADERA LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

MONDI BUSINESS PAPER HADERA LTD.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Balance Sheets	2

Statements of Operations	3

Statements of Changes in Shareholders' Equity	4

Statements of Cash Flows	5-6

Notes to the Financial Statements	7-31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Mondi Business Paper Hadera Ltd.

We have audited the accompanying balance sheets of Mondi Business Paper Hadera Ltd. (“the Company”) as of December 31, 2006 and 2005, and the consolidated balance sheets as of such dates, and the related statements of operations, changes in shareholders’ equity and cash flows — of the Company and on a consolidated basis – for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973 and the standards of the Public Company Accounting Oversight Board (United States).. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position — of the Company and on a consolidated basis — as of December 31, 2006 and 2005, and the results of operations, changes in shareholders’ equity and cash flows — of the Company and on consolidated basis — for each of the three years in the period ended December 31, 2006, in conformity with generally accepted accounting principles in Israel. In addition, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
February 6, 2007

MONDI BUSINESS PAPER HADERA LTD.
BALANCE SHEETS
(Reported Amounts)
(NIS in thousands)

		Consolidated		Company
		As of December 31,		As of December 31,
	Note	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
Current Assets
Cash and cash equivalents		15	-	-	-
Trade receivables	3	173,174	160,875	-	-
American Israeli Paper Mills
Group, net		-	-	243,559	231,715
Other receivables	4	6,610	10,872	7,850	14,813
Inventories	5	112,043	116,859	74,854	90,454

		291,842	288,606	326,263	336,982

Long-Term Investments
Investments in Subsidiaries	6	-	-	1,429	2,595

Fixed Assets	7
Cost		211,243	202,469	206,805	197,880
Less - accumulated depreciation		53,882	43,132	50,303	39,796

		157,361	159,337	156,502	158,084

Long -Term Assets
Goodwill	6B	3,177	3,177	-	-

		3,177	3,177	-	-

		452,380	451,120	484,194	497,661

Current Liabilities
Short term bank credit		96,740	85,887	96,740	85,871
Current maturities of long-term
bank loans	10	15,243	16,242	15,243	16,242
Capital notes to shareholders	11	6,337	18,412	6,337	18,412
Trade payables	8	108,007	102,984	72,458	75,367
American Israeli Paper Mills
Group, net		62,807	69,854	-	-
Subsidiaries		-	-	133,834	148,844
Other payables and accrued expenses	9	20,884	20,202	17,220	15,386

		310,018	313,581	341,832	360,122

Long-Term Liabilities
Long-term bank loans	10	33,869	21,807	33,869	21,807
Capital notes to shareholders	11	6,338	-	6,338	-
Deferred taxes	20	14,047	19,900	14,047	19,900
Accrued severance pay, net	12	46	51	46	51

		54,300	41,758	54,300	41,758

Commitments and Contingent Liabilities	13
Shareholders' Equity
Share capital	14	1	1	1	1
Premium		43,352	43,352	43,352	43,352
Retained earnings		44,709	52,428	44,709	52,428

		88,062	95,781	88,062	95,781

		452,380	451,120	484,194	497,661

/s/ D. Muhlgay	/s/ A. Solel	/s/ A. Brener

D. Muhlgay	A. Solel	A. Brener
Financial Director	Managing Director	Vice-Chairman of the Board of Directors

Approval date of the financial statements: February 6, 2007.

The accompanying notes are an integral part of the financial statements.

MONDI BUSINESS PAPER HADERA LTD.
STATEMENTS OF OPERATIONS
(Reported amounts)
(NIS in thousands)

		Consolidated			Company
		Year ended December 31,			Year ended December 31,
	Note	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
Net sales	15	711,545	663,338	686,094	534,214	462,177	482,698

Cost of sales	16	659,845	609,752	605,738	501,080	420,558	416,504

Gross profit		51,700	53,586	80,356	33,134	41,619	66,194

Selling expenses	17	44,506	45,268	46,135	27,852	35,924	34,606

General and administrative expenses	18	9,245	7,301	7,803	6,788	6,702	6,442

Operating profit (loss)		(2,051)	1,017	26,418	(1,506)	(1,007)	25,146

Financing expenses, net	19	(6,854)	(12,868)	(8,438)	(6,540)	(11,533)	(7,643)

Other income, net		37	65	100	-	-	47

Income (loss) before income taxes		(8,868)	(11,786)	18,080	(8,046)	(12,540)	17,550

tax benefits (Income taxes)	20	1,149	8,380	(818)	1,493	8,470	(359)

Income (loss) after income taxes (tax benefits)		(7,719)	(3,406)	17,262	(6,553)	(4,070)	17,191

Equity in net earnings (losses) of Subsidiaries		-	-	-	(1,166)	664	71

Net income (loss) for the year		(7,719)	(3,406)	17,262	(7,719)	(3,406)	17,262

The accompanying notes are an integral part of the financial statements.

MONDI BUSINESS PAPER HADERA LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Reported amounts)
(NIS in thousands)

	Share capital	Premium	Retained earnings	Total
Balance - January 1, 2004	1	43,352	38,572	81,925

Changes during 2004:

Net income for the year	-	-	17,262	17,262

Balance - December 31, 2004	1	43,352	55,834	99,187

Changes during 2005:

Loss for the year	-	-	(3,406)	(3,406)

Balance - December 31, 2005	1	43,352	52,428	95,781

Changes during 2006:

Loss for the year	-	-	(7,719)	(7,719)

Balance - December 31, 2006	1	43,352	44,709	88,062

The accompanying notes are an integral part of the financial statements.

MONDI BUSINESS PAPER HADERA LTD.
STATEMENTS OF CASH FLOWS
(Reported amounts)
(NIS in thousands)

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
Cash flows - operating activities
Net income (loss) for the year	(7,719)	(3,406)	17,262	(7,719)	(3,406)	17,262
Adjustments to reconcile net
income (loss) to net cash provided
by (used in) operating activities
(Appendix A)	(2,667)	(29,625)	20,295	(2,698)	(28,359)	30,855

Net cash provided by (used in)
operating activities	(10,386)	(33,031)	37,557	(10,417)	(31,765)	48,117

Cash flows - investing activities
Acquisition of fixed assets	(8,414)	(51,323)	(16,235)	(8,414)	(51,323)	(16,235)
Proceeds from sale of fixed assets	189	248	197	189	184	93

Net cash used in investing
activities	(8,225)	(51,075)	(16,038)	(8,225)	(51,139)	(16,142)

Cash flows - financing activities
Short-term bank credit, net	10,853	87,004	-	10,869	86,990	-
Repayment of long-term bank loans	(16,002)	(13,702)	(15,265)	(16,002)	(13,702)	(15,265)
Proceeds of long-term bank loans	28,000	-	-	28,000	-	-
Repayment of long-term capital
notes to shareholders	(4,225)	-	(27,128)	(4,225)	-	(27,128)

Net cash provided by (used in)
financing activities	18,626	73,302	(42,393)	18,642	73,288	(42,393)

Increase (decrease) in cash and cash equivalents	15	(10,804)	(20,874)	-	(9,616)	(10,418)

Cash and cash equivalents - beginning of year	-	10,804	31,678	-	9,616	20,034

Cash and cash equivalents - end of year	15	-	10,804	-	-	9,616

The accompanying notes are an integral part of the financial statements.

MONDI BUSINESS PAPER HADERA LTD.
APPENDICES TO STATEMENTS OF CASH FLOWS
(Reported amounts)
(NIS in thousands)

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
A. Adjustments to reconcile net
income (loss) to net cash provided
by (used in) operating activities

Income and expenses items
not involving cash flows:

Equity in net losses (earnings) of
Subsidiaries	-	-	-	1,166	(664)	(71)
Depreciation and amortization	10,907	10,722	9,118	10,513	9,617	7,885
Deferred taxes, net	(1,330)	(8,470)	823	(1,501)	(8,470)	359
Decrease in liability for severance
pay, net	(5)	(36)	(58)	(5)	(36)	(58)
Capital gain
from sale of fixed assets	(37)	(65)	(100)	(37)	-	(47)
Effect of exchange rate and linkage
differences of long-term bank
loans and long-term loan to
Subsidiary	(935)	(738)	(195)	(935)	(739)	(195)
Effect of exchange rate
differences of long-term
capital notes to shareholders	(1,512)	1,179	571	(1,512)	1,179	571

Changes in assets and liabilities:

Increase in trade receivables	(12,299)	(3,060)	(10,067)	-	-	-
Decrease (increase)
in other receivables	(261)	(345)	(932)	2,611	(3,165)	574
Decrease (increase)
in inventories	4,816	(26,468)	(1,160)	15,600	(30,153)	2,349
Increase (decrease) in trade
payables	4,354	(4,235)	(220)	(3,578)	8,907	9,721
Increase (decrease) in
American Israeli Paper Mills
Group, net	(7,047)	4,821	16,247	(11,844)	49,685	(39,448)
Increase (decrease) in Subsidiaries	-	-	-	(15,010)	(53,426)	48,966
Increase (decrease) in other
payables and accrued expenses	682	(2,930)	6,268	(1,834)	(1,094)	249

	(2,667)	(29,625)	20,295	(2,698)	(28,359)	30,855

B. Non-cash activities
Acquisition of fixed
assets on credit	669	3,342	784	669	3,342	784

The accompanying notes are an integral part of the financial statements.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 –	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description of Business

Mondi Business Paper Hadera Ltd. (“the Company”) was incorporated and commenced operations on January 1, 2000. The Company and its Subsidiaries are engaged in the production and marketing of paper, mainly in Israel.

The Company is presently owned by Neusiedler Holdings BV. (“NHBV” or the “Parent Company”) (50.1%) and American-Israeli Paper Mills Ltd. (“AIPM”) (49.9%).

The financial statements are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

B.	Definitions:

The Company	—	Mondi Business Paper Hadera Ltd.

The Group	—	the Company and its Subsidiaries, a list of which is presented in Note 6C.

Subsidiaries	—	companies in which the Company exercises over 50% ownership and control, directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	—	as defined by Opinion No. 29 of the Institute of Certified Public Accountants in Israel.

Interested Parties	—	as defined in the Israeli Securities Regulations (Presentation of Financial Statements), 1993.

Controlling Shareholder	—	as defined in the Israeli Securities Regulations (Presentation of Transactions between a Corporation and its Controlling Shareholder in the Financial Statements), 1996.

NIS	—	New Israeli Shekel.

CPI	—	the Israeli consumer price index.

Dollar	—	the U.S. dollar.

Euro	—	the United European currency.

Reported Amount	—	see Note 2A(1) below.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 –	DESCRIPTION OF BUSINESS AND GENERAL (cont.)

C.	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES

The following are the principal accounting policies applied in the preparation of the financial statements in a manner consistent with previous years with the exception of the application of the provisions of Standard No. 20 (Revised) – “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee

A.	Cessation of Financial Statement Adjustment and Change toReporting in Reported Amounts — Standard No. 12

(1)	Definitions

Adjusted Amount —historical nominal amount adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel.

Reported Amount — Adjusted Amount plus amounts in nominal terms added subsequent to December 31, 2003, and less amounts subtracted after that date.

(2)	General

In January 2004, Israeli Accounting Standard No. 12 “Cessation of Financial Statements Adjustment” came into effect. Following the initial implementation of Standard No. 12, commencing January 1, 2004, the Group ceased the presentation of its financial statements based on nominal historical cost adjusted for the changes in the exchange rate of the U.S. dollar in relation to the NIS. Effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, including the years ended December 31, 2004 and 2005, the Group’s financial statements are prepared and presented in Reported Amounts.

Comparative figures included in these financial statements relating to the year ended December 31, 2003, are presented in Adjusted Amounts.

The amounts at which non-monetary items are presented in these financial statements do not necessarily represent their realization value or economic value, but solely their Reported Amount.

The Company’s condensed financial statements in nominal values, on the basis of which the Company’s financial statements in Reported amounts and Adjusted Amounts were prepared, are presented in Note 24.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

A.	Cessation of Financial Statement Adjustment and Change toReporting in Reported Amounts —Standard No. 12 (cont.)

(3)	Principles of Adjustment applicable for financial statements in reporting amaunts

a.	Balance Sheet Items

Non-monetary items (items whose balances reflect historical value at acquisition or upon establishment) are presented at their Adjusted Amounts as of December 31, 2003 plus additions and dispositions occurring subsequent to such date. Additions made subsequent to December 31, 2003 and dispositions of items added subsequent to such date, are presented at their historical nominal value. Dispositions of items added on or prior to December 31, 2003 are presented at their Adjusted Amount.

Monetary items (items whose balance sheet amount reflects their current value or realization value at the balance sheet date) are presented at their nominal value as of the balance sheet date.

Investments in Subsidiaries are presented based on the financial statements of these companies prepared in accordance with the guidance of Standard No. 12.

b.	Statement of Operations Items

Income and expenses reflecting transactions, and financial income and expenses, are presented at their nominal value.

Income and expenses deriving from non-monetary items (mainly depreciation, amortization and changes in inventory) were presented in a manner corresponding to the presentation of the related non-monetary balance sheet item, as illustrated above.

The Company’s share in the results of Subsidiaries is determined based on the financial statements of these companies prepared in accordance with the guidance of Standard No. 12.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Principles of Consolidation

The consolidated financial statements include consolidation of the financial statements of all Subsidiaries. Material inter-company balances and transactions of and between Subsidiaries have been fully eliminated. The unallocated excess cost due to investment in an investee deriving from the difference between the fair value of the investee’s identifiable assets (including intangible assets) over the fair value of its identifiable liabilities (after deferred taxes) at the acquisition date is goodwill, which has been depreciated by December 31, 2005 over about 4 years.

See note H below for the accounting for goodwill as of January 1, 2006.

C.	Cash and Cash Equivalents

Cash and cash equivalents include bank deposits, available for immediate withdrawal, as well as unrestricted short-term deposits with maturities of less than three months from the date of deposit.

D.	Allowance for Doubtful Accounts

The allowance for doubtful accounts is computed on the specific identification basis for accounts whose collectibility, on management’s estimation, is uncertain.

E.	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined for raw materials, auxiliary materials and finished products on the basis of weighted moving average cost per unit.

F.	Investments in Subsidiaries

Investments in Subsidiaries are presented using the equity method. For amortization of goodwill included in an investment in a Subsidiary, see H below.

G.	Fixed Assets

Fixed assets are presented at cost, including interest and other capitalizable costs (capitalizable costs include only incremental direct costs that are identifiable with, and related to, the property and equipment and are incurred prior to its initial operation), less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any option period, where the Company intends to exercise such option, or their useful life.

The annual depreciation and amortization rates are:	%

Leasehold improvements	10
Machinery and equipment	5-20 (mainly 5%)
Motor vehicles	15-20
Office furniture and equipment	7-33

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

G.	Fixed Assets (cont.)

Impairment of Long-Lived Assets

Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. According to the Israeli Accounting Standards Board’s Standard No. 15, “Impairment of Assets”, an asset’s recoverable value is the higher of the asset’s net selling price and the asset’s value in use, the latter being equal to the asset’s discounted expected cash flows. If applicable, an impairment charge is recorded at the amount in which the carrying amount of the asset exceeds its recoverable value.

H.	Other Assets-Goodwill

As of January 1, 2006 the Company applies Standard No. 20 (revised) “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee” (in this paragraph- “the standard”). By December 31, 2005 the Company had systematically amortized its goodwill deriving from the Acquisition of investees using the straight line method over periods of 10 years.

As of January 1, 2006 the Company applies the Standard.

In accordance with the standard, goodwill is the unallocated excess cost due to investment in an investee deriving from the difference between the fair value of the investee’s identifiable assets (including intangible assets) over the fair value of its identifiable liabilities (after deferred taxes) at the acquisition date. Goodwill is no longer amortized in a systematic manner, but is examined for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

In case of a realization of an investment in a subsidiary the goodwill will be taken into consideration in determining the profit or loss from the realization.

I.	Deferred Income Taxes

The Group records deferred income taxes in respect of temporary differences between the carrying values of assets and liabilities in the financial statements and their values for tax purposes, including depreciation differences on leased property and fixed assets. The Group records deferred-tax assets in respect of temporary differences as well as in respect of carry-forward tax losses so long as it is probable that those assets will be realized. The deferred income taxes are computed by the tax rates expected to be in effect at realization, as they are known at the balance sheet date.

The computation of deferred income taxes has not taken into account taxes that would have been applicable in case of future realization of investments in Subsidiaries, since the Group does not contemplate such realization in the foreseeable future.

J.	Revenue Recognition

Revenues are recognized upon shipment, when title has been transferred and collectibility is reasonably assured. Revenues are presented net of discounts granted. The accrual for estimated discounts granted is computed according to the provisions stipulated in the agreements, and is recorded when revenues are recognized.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

K.	Supplier Discounts

Ongoing discounts granted by suppliers, as well as year end discounts, in respect of which no commitments to meet given targets are required by the Group, are included in the financial statements upon the execution of purchases that grant the Group said discounts. Supplier discounts contingent upon the Group’s fulfillment of certain targets, such as meeting a minimal annual volume (in quantities or amount), or an increase in purchases over previous periods, are included in the financial statements in proportion to Group’s purchases from suppliers during the reported period, which advance the Group towards the stated targets, only if it is expected that those targets will be reached and the discounts can reasonably be estimated. Management’s estimate of meeting the targets is based, inter-alia, on historical experience, Group’s relationships established with the suppliers and the estimated volume of purchases during the remaining reported period.

L.	Exchange Rates and Linkage Basis

(1)	Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel, that were prevailing at the balance sheet date.

(2)	Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and in the Israeli CPI:

As of:	Representative exchange rate of the Dollar (NIS per $1)	CPI "in respect of" (in points)
December 31, 2006	4.225	184.87
December 31, 2005	4.603	185.05
December 31, 2004	4.308	180.74

Increase (decrease)
during the year ended:	%	%

December 31, 2006	(8.2)	-
December 31, 2005	6.8	2.4
December 31, 2004	(1.6)	1.2

(3)	Exchange-rate differences are charged to operations as incurred.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Recent Accounting Standards

Standard No. 23 “Accounting for Transactions between an Entity and a controlling party”

In December 2006 the Israeli Accounting Standards Board published Accounting Standard No. 23, “Accounting for Transactions between an Entity and a controlling party (hereinafter – the Standard). The Standard applies to entities subject to the Israeli Securities Law-1968.

The Standard establishes the requirements for accounting for transactions between an entity and its controlling party, which involve asset transfers, assumption of liability, reimbursement or debt concession, and receipt of loans. The Standard does not apply to business combinations between entities under common control.

The Standard stipulates that transactions between an entity and a controlling party will be measured based on fair value; transactions which in nature are owner investments or distributions to owners should be reported directly in equity and not be recognized in the controlled entity’s profit and loss; the differences between the consideration in transactions between an entity and a controlling party and their fair value will be recognized directly in equity. Current and deferred taxes pertaining to the items recognized in equity due to transactions with controlling parties will be recognized directly in equity as well.

The Standard is effective for transactions between an entity and a controlling party taking place subsequent to January 1, 2007 and for loans granted from or given to a controlling party prior to the Standard’s effective date, starting on the Standard’s effective date.

The Company is currently examining this new standard, including the election between the cost and the revaluation methods; however, at this stage, it is unable to estimate the standard’s effect, if any, on its financial position, results of operations and cash flows.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Recent Accounting Standards (cont.)

Application of Standard No.26 “Inventory”

In August 2006 the Israeli Accounting Standards Board published Accounting Standard No. 26 - "Inventory" ("the Standard"), which outlines the accounting treatment of inventory.

The standard applies to all types of inventory, other than buildings constructed for sale and addressed by Accounting Standard No.2 (“Construction of Buildings for Sale”), inventory of work in progress stemming from performance contracts, addressed by Accounting Standard No.4 (“Work Based on Performance Contract”), financial instruments and biological assets relating to agricultural activity and agricultural production during harvest.

The standard establishes, among other things, that inventory should be stated at the lower between cost and net realizable value. Cost is determined by the first in, first out (FIFO) method or by average weighted cost used consistently for all types of inventory of similar nature and uses. In certain circumstances the standard requires cost determination by a specific identification of cost, which includes all purchase and production costs, as well as any other costs incurred in reaching the inventory’s present stage.

When inventory is acquired on credit incorporating a financing component, the inventory should then be presented at cost equaling purchase cost in cash. The financing component is recognized as a financing expense over the term of the credit period.

Any reduction of inventory to net realizable value following impairment as well as any other inventory loss should be expensed in the current period.

Subsequent elimination of an impairment write-down that stems from an increase in net realizable value will be allocated to operations during the period in which the elimination took place. This standard will apply to financial statements covering periods beginning January 1, 2007 and onwards and be implemented retroactively.

Management believes that the standard will not affect the Company’s financial position, results of operations and cash flows.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Recent Accounting Standards (cont.)

Application of Standard No. 27 “Fixed Asset”

In September 2006 the Israeli Accounting Standards Board published Accounting Standard No. 27 (“Fixed Assets”), which establishes the accounting treatment of fixed assets, including recognition of assets, determination of their book value, related depreciation, losses from impairment as well as the disclosure required in the financial statements.

The standard states that a fixed-asset item will be measured at the initial recognition date based cost which includes, in addition to the purchase price, all the related costs incurred for bringing the item to the position enabling it to operate in the manner contemplated by management. The cost also includes the initial estimate of costs required to dismantle and remove the item, along with the expenses incurred in reconstructing the site on which the item had been placed and in respect of which the entity incurred that obligation when the item had been acquired or following its use over a given period of time not in the production of inventory during that period.

The standard also states that when acquiring assets in exchange for a non-monetary asset or a combination of monetary as well as non-monetary assets, the cost will be determined at fair value unless (a) the barter transaction has no commercial essence or (b) it is impossible to reliably measure the fair value of the asset received and the asset provided. Should the provided asset not be measured at fair value, its cost would equal book value.

Following the initial recognition, the standard permits the entity to implement in its accounting policy the measurement of the fixed assets by the cost method or by revaluation so long as this policy is implemented in regard to all the items in that Company.

Cost method – an item will be presented at net book value, less accumulated impairment losses.

Revaluation method – an item whose fair value can be measured reliably will be presented at its estimated amount, which equals its fair value at the revaluation date, net of depreciation accumulated subsequently and less accumulated impairment losses. Revaluations should take place on a current basis in order to ensure that book value does not materially differ from the fair value that would have been determined on the balance-sheet date. The revaluation of a single item calls for the revaluation of the entire Company and if the asset’s book value rises following this revaluation, this increase should be allocated directly to shareholders’ equity (“revaluation reserve”). Nevertheless, this increase will be recognized as an operating item up to the amount offsetting the decrease from that asset’s revaluation recognized previously as income or loss. Should book value decline following revaluation, this decline will be recognized as an operating item yet allocated directly to shareholders’ equity (“revaluation reserve”) up to the amount leaving any credit balance in that reserve in respect of that asset.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Recent Accounting Standards (cont.)

Application of Standard No. 27 “Fixed Asset” (cont.)

Any fixed asset with a meaningful cost in relation to the item’s total cost should be depreciated separately. Moreover, the depreciation method used will be reviewed at least once at yearend and, if any meaningful change had taken place in the estimated consumption of future economic benefits inherent in the asset, the method should be modified to reflect such changes. This change will be treated as a change in an accounting estimate.

This new standard will apply to financial statements covering periods beginning January 1, 2007 and onwards and implemented retroactively, except for the following:

An entity which chooses on January 1, 2007 the revaluation method will treat the difference between the asset’s estimated book value and its cost as a revaluation reserve at that time.
An entity which did not include in the cost of an item, upon initial recognition, the initial estimate of dismantling and removing costs along with site reconstruction costs will be required to:
1.	Measure the liability on January 1, 2007 in conformity with generally accepted accounting principles;
2.	Compute the amount that would have been included in the cost of the relevant asset, when the liability was initially created, by capitalizing the amount of the liability, as noted in item 1 above at the time when that liability was initially created (“the Capitalized Amount”);
3.	Compute the Capitalized Amount’s accumulated depreciation on January 1, 2007 on the basis of the asset’s useful life at that time;
4.	The difference between the amount to be allocated to the asset, in accordance with items 2 and 3 above and the amount of the liability, based on item 1 above, will be allocated to retained earnings.

The Company is currently examining this new standard; however, at this stage, it is unable to estimate the standard’s effect, if any, on its financial position, results of operations. In January 2007 the Israeli Accounting Standard Board published a proposal for accounting standard no. 28 that amends standard no.27 to allow, at transition, the alternatives allowed under IFRS 1 regarding fixed assets.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Recent Accounting Standards (cont.)

Application of Standard No.29 “Adoption of International Financial Reporting Standards”

In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29 -“Adoption of International Financial Reporting Standards” – IFRS (“the Standard”). According to this Standard, the financial statements of an entity subject to the Israeli Securities Law and authoritative Regulations thereunder, other than foreign corporations as defined by this Law that prepares its financial statements in other than Israeli GAAP, will be prepared for the reporting periods commencing January 1, 2008, including interim periods, in accordance with the IFRS and related interpretations published by the International Accounting Standards Board.

An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only 2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on the IFRS.

Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, “First-time Adoption of IFRS Standards”, which establishes guidance on implementing the transition from financial reporting based on domestic national accounting standards to reporting in accordance with the IFRS.

IFRS No. 1 supersedes the transitional provisions established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts. Nevertheless, IFRS No. 1 grants allowances on certain issues by not applying the retroactive application in respect thereof. In addition, IFRS No. 1 contains certain exceptions with regard to the retroactive application of certain aspects stipulated in other IFRSs.

Management intends to examine the effect of the transition to IFRS, yet at this stage, is unable to estimate the extent of such conversion on the Company’s financial position and results of operations.

Standard No. 29 allows for earlier application in a manner by which applicable entities may convert their financial statements published subsequent to July 31, 2006 to the IFRS. Management has not yet decided whether to early-adopt the IFRS.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 3 –	TRADE RECEIVABLES

	Consolidated
	As of December 31,
	2 0 0 6	2 0 0 5
Domestic
Open accounts	137,585	117,150
Checks receivable	26,575	29,538

	164,160	146,688

Foreign
Open accounts	4,680	4,311
Related parties	7,188	12,135

	11,868	16,446

	176,028	163,134
Less - allowance for doubtful accounts	(2,854)	(2,259)

	173,174	160,875

NOTE 4 –	OTHER RECEIVABLES

	Consolidated		Company
	As of December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
Deferred taxes (Note 20D)	2,376	6,899	1,524	5,876
Prepaid expenses	952	527	739	2,161
Advances to suppliers	1,861	2,642	1,300	2,640
Value Added Tax	-	-	3,913	4,065
Income tax advances, net	138	207	10	-
Others	1,283	597	364	71

	6,610	10,872	7,850	14,813

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 5 –	INVENTORIES

	Consolidated		Company
	As of December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
Raw and auxiliary materials	33,630	38,134	33,630	38,134
Finished products and goods in process (*)	78,413	78,725	41,224	52,320

	112,043	116,859	74,854	90,454

(*) Includes products in transit	4,440	857	-	-

The inventories are presented net of
impairment provision	540	715	518	418

NOTE 6 –	INVESTMENTS IN SUBSIDIARIES

Company
As of December 31,
2 0 0 6	2 0 0 5

A.	Composition

Cost of shares	4,338	4,338
Accumulated losses since acquisition, net	(2,909)	(1,743)

	1,429	2,595

Consolidated
As of December 31,
2 0 0 6	2 0 0 5

B.	Goodwill

Cost	6,232	6,232
Less - accumulated amortization	3,055	3,055

	3,177	3,177

C.	Consolidated Subsidiaries

The consolidated financial statements as of December 31, 2006, include the financial statements of the following Subsidiaries:

Ownership and control As of December 31, 2 0 0 6
%
Mondi Business Paper Hadera Marketing Ltd.	100.00
Grafinir Paper Marketing Ltd.	100.00
Yavnir (1999) Ltd.	100.00
Miterani Paper Marketing 2000 (1998) Ltd.	100.00

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 7 –	FIXED ASSETS

	Leasehold improvements	Machinery and equipment	Motor vehicles	Office Furniture, Computers and equipment	Total
Consolidated

Cost:
Balance - January 1, 2006	3,724	193,133	2,482	3,130	202,469
Changes during 2006:
Additions	-	8,062	776	245	9,083
Dispositions	-	(158)	(151)	-	(309)

Balance - December 31, 2006	3,724	201,037	3,107	3,375	211,243

Accumulated depreciation:
Balance - January 1, 2006	2,204	37,472	1,557	1,899	43,132
Changes during 2006:
Additions	389	9,819	306	393	10,907
Dispositions	-	(6)	(151)	-	(157)

Balance - December 31, 2006	2,593	47,285	1,712	2,292	53,882

Net book value:
December 31, 2006	1,131	153,752	1,395	1,083	157,361

December 31, 2005	1,520	155,661	925	1,231	159,337

Company

Cost:
Balance - January 1, 2006	2,651	191,840	1,223	2,166	197,880
Changes during 2006:
Additions	-	8,062	776	245	9,083
Dispositions	-	(158)	-	-	(158)

Balance - December 31, 2006	2,651	199,744	1,999	2,411	206,805

Accumulated depreciation:
Balance - January 1, 2006	1,570	36,558	373	1,295	39,796
Changes during 2006:
Additions	265	9,716	211	321	10,513
Dispositions	-	(6)	-	-	(6)

Balance - December 31, 2006	1,835	46,268	584	1,616	50,303

Net book value:
December 31, 2006	816	153,476	1,415	795	156,502

December 31, 2005	1,081	155,282	850	871	158,084

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 8 –	TRADE PAYABLES

	Consolidated		Company
	As of December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
In Israeli currency	29,006	27,539	24,351	21,690
In foreign currency or linked thereto	79,001	75,445	48,107	53,677

	108,007	102,984	72,458	75,367

NOTE 9 –	OTHER PAYABLES AND ACCRUED EXPENSES

	Consolidated		Company
	As of December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
Accrued payroll and
related expenses	12,719	13,772	12,719	13,772
Value Added Tax	1,559	1,030	-	-
Advances from customers	1,165	448	-	-
NHBV - Accrual for license fee	910	3,241	-	-
Interest payable	2,803	1,049	2,803	1,049
Other	1,728	662	1,698	565

	20,884	20,202	17,220	15,386

NOTE 10 –	LONG-TERM BANK LOANS

		Consolidated
	Interest	and Company
	rate	As of December 31,
	% (*)	2 0 0 6	2 0 0 5
A. Composition
In U.S. dollar (**)	6.67	7,627	21,221
In NIS indexed to the CPI	6.55	41,485	16,828

		49,112	38,049
Less - current maturities		15,243	16,242

		33,869	21,807

(*) Average interest rate as of December 31, 2006.

(**) As of December 31, 2006, NIS 6,360 thousand bear interest based on Libor plus + 0.5%-0.6%.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 10 –	LONG-TERM BANK LOANS (cont.)

Consolidated and Company
As of December 31,
2 0 0 6

B.	Maturities

First year - 2007	15,243
Second year - 2008	12,052
Third year - 2009	12,790
Fourth year - 2010	7,824
Fifth year - 2011	1,202

49,111

C.	According to the loan agreements with the banks, as amended in the second half of 2005, the Company has to achieve, inter alia, financial ratio at the end of each audited fiscal year of total shareholders equity (which includes capital notes to shareholders) to total assets to be no less than 22%. In case the Company fails to fulfill these covenants, the banks are entitled to demand early repayment of the loans, in whole or in part.

As of December 31, 2006, the Company was in full compliance with the covenants stipulated in the bank agreements and this financial ratio amounted to 22.31%.

D.	As to a “negative pledge agreement” signed by the Company, see Note 13B.

E.	In 2004 and 2003, the Company and its Subsidiaries entered into an agreement for a bank credit facility, pursuant to which the Company and its Subsidiaries may, from time to time, borrow an aggregate principal amount of up to adjusted NIS 122,000 thousand. Under the terms of the agreement, the credit facility has no time limit. As of the balance sheet date, the Group utilized NIS 96,740 thousand of the credit facility.

NOTE 11 –	CAPITAL NOTES TO SHAREHOLDERS

The capital notes to shareholders are linked to the dollar and bear no interest. According to the terms of the capital notes, the Company has the ultimate discretion upon the dates of repayment of the capital notes.
As of December 31, 2006 the total capital notes amount is NIS 12,675 thousand. Management intends to repay NIS 6,337 thousand of the capital note balance during 2007.

NOTE 12 –	ACCRUED SEVERANCE PAY, NET

Israeli law and labor agreements determine the obligations of the Group to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The liability for severance pay benefits, as determined by Israeli Law, is based upon length of service and the employee’s most recent monthly salary. The liability of the Group for severance pay to its permanent employees is covered by current deposits to pension and severance funds. Accumulated amounts so funded are not under the control or administration of the Group, and accordingly, neither those amounts nor the corresponding accruals are reflected in the financial statements. The amounts presented in the balance sheet as of December 31, 2006 reflects the severance pay liability in respect of temporary employees.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 13 –	COMMITMENTS AND CONTINGENT LIABILITIES

A.	Commitments:

(1)	The Group is obligated to pay license fees to a shareholder (see Note 21).

(2)	The Company and its Subsidiaries lease certain of their facilities under operating leases for varying periods with renewal options primarily from AIPM. Future minimum lease rentals as of December 31, 2006 are as follows:

	Consolidated	Company
2007	4,510	3,380
2008	4,367	3,380
2009	3,380	3,380

	12,257	10,140

B.	Liens

To secure long-term bank loans and short-term bank credits (the balance of which as of December, 31 2006 is NIS 161,094 thousand), the Company entered into a “negative pledge agreement” under which the Company is committed not to pledge any of its assets, excluding fixed pledges relating to assets financed by others, prior to the consent of the banks.

C.	Guarantees

The Company from time to time and in the course of its ongoing operations provides guarantees, the amount of which as of December, 31 2006 was NIS 23,603 thousand.

NOTE 14 –	SHARE CAPITAL

A.	As of December 31, 2006 and 2005, share capital is composed of ordinary shares of NIS 1.00 par value each. Authorized — 38,000 shares; issued and paid up — 1,000 shares.

B.	Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors (See also Note 1A).

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 15 –	NET SALES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
Industrial operations	534,214	460,383	471,190	534,214	462,177	482,698
Commercial operations	177,331	202,955	214,904	-	-	-

	711,545	663,338	686,094	534,214	462,177	482,698

NOTE 16 –	COST OF SALES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
Purchases (*)	165,168	187,618	188,013	-	-	-
Materials consumed	343,801	306,803	297,006	343,801	306,803	297,006
Salaries and related expenses	38,082	36,391	32,576	38,082	36,391	32,576
Subcontracting	6,464	5,898	5,066	6,464	5,898	5,066
Energy costs	63,013	54,883	45,991	63,013	54,883	45,991
Depreciation	10,510	9,607	7,896	10,116	9,607	7,896
Other manufacturing costs
and expenses (including rent)	28,884	29,939	31,124	28,660	29,093	30,336

	655,922	631,139	607,672	490,136	442,675	418,871
Change in finished goods ,
goods in process, and
products in transit (**)	3,923	(21,387)	(1,934)	10,944	(22,117)	(2,367)

	659,845	609,752	605,738	501,080	420,558	416,504

(*) The purchases of the Group are related principally to commercial operations.

(**) Change in raw and auxiliary materials are included in materials consumed.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 17 –	SELLING EXPENSES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6		2 0 0 5		2 0 0 4
Salaries and related expenses	19,190	17,205	17,169	10,793	(*)	13,554	(*)	13,520
Packaging and shipping to customers	13,469	16,719	16,235	12,296		16,096		15,464
Maintenance and rent	8,494	8,237	7,973	3,421	(*)	4,747	(*)	4,315
Transportation expenses	1,995	1,360	1,256	1,119	(*)	1,066	(*)	895
Advertising	70	166	-	39	(*)	131		-
Commissions and license fees to a shareholder	961	1,164	2,912	-		-		-
Depreciation	327	417	552	184	(*)	330	(*)	412
Other	-	-	38	-		-		-

	44,506	45,268	46,135	27,852		35,924		34,606

(*)     Reclassified.

NOTE 18 –	GENERAL AND ADMINISTRATIVE EXPENSES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
Salaries and related expenses	3,829	3,863	3,811	3,829	3,863	3,811
Office maintenance	209	169	187	-	-	-
Professional and management fees	1,792	2,060	2,217	1,353	1,537	1,555
Depreciation	70	74	47	70	74	40
Amortization of goodwill	-	623	623	-	-	-
Bad and doubtful debts	1,627	(840)	(311)	-	-	-
Other	1,718	1,352	1,229	1,536	1,228	1,036

	9,245	7,301	7,803	6,788	6,702	6,442

NOTE 19 –	FINANCING INCOME (EXPENSES), NET

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
Interest on long-term bank loans	5,803	2,486	2,573	5,803	4,935	2,573

Erosion of monetary assets and liabilities, net	(3,036)	5,630	2,070	(3,702)	4,883	1,293

Forward transaction	515	(1,497)	1,322	515	(1,497)	1,322

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 20 –	INCOME TAXES (TAXES BENEFITS)

A.	The Company and its Subsidiaries are taxed according to the provisions of The Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1969. The major benefit the Company is entitled to under this law is accelerated depreciation rates.

		Consolidated			Company
		Year ended December 31,			Year ended December 31,
		2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
B.	Composition

	Current taxes	79	54	81	-	-	-
	Taxes in respect of prior years	102	36	(86)	8	-	-
	Deferred taxes (D. below)	(1,330)	(8,470)	823	(1,501)	(8,470)	359

		(1,149)	(8,380)	818	(1,493)	(8,470)	359

C.	Reconciliation of the statutory tax rate to the effective tax rate

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
Income (loss) before income taxes	(8,868)	(11,786)	18,080	(8,045)	(12,540)	17,550

Statutory tax rate	31%	34%	35%	31%	34%	35%
Tax computed by statutory tax rate	(2,727)	(4,007)	6,328	(2,494)	(4,264)	6,143

Tax increments (savings) due to:
Non-deductible expenses	16	212	211	4	-	-
Non-taxable income	(78)	(22)	(40)	-	-	(21)
Reduction in corporate tax rates - (E. below)	-	(3,888)	(4,397)	-	(3,962)	(4,479)
Differences arising from basis of measurement	1,538	(711)	(1,198)	989	(244)	(1,284)
Prior years income taxes	102	36	(86)	8	-	-

	(1,149)	(8,380)	818	(1,493)	(8,470)	359

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 20 –	INCOME TAXES (TAXES BENEFITS) (cont.)

D.	Deferred Taxes

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4

Balance as of beginning year	(13,001)	(21,471)	(20,648)	(14,024)	(22,494)	(22,135)
Changes during the year	1,330	4,582	(5,220)	1,501	4,508	(4,838)
Adjustment due to change in income tax rates	-	3,888	4,397	-	3,962	4,479

Balance as of end of year	(11,671)	(13,001)	(21,471)	(12,523)	(14,024)	(22,494)

	Consolidated		Company
	As of December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
Deferred taxes are presented in the
balance sheets as follows:

Other receivables and prepayments (Note 4):

Allowance for doubtful accounts	852	700	-	-
Vacation and recreation pay	1,524	1,589	1,524	1,589
Carry forward tax losses	-	4,609	-	4,287

	2,376	6,899	1,524	5,876

Long-term liabilities:
Depreciable fixed assets	(25,401)	(23,596)	(25,401)	(23,596)
Accrued severance pay, net	11	13	11	13
Less- Carry forward tax losses	11,343	3,683	11,343	3,683

	(14,047)	(19,900)	(14,047)	(19,900)

	(11,671)	(13,001)	(12,523)	(14,024)

For 2005-2006 - Deferred taxes were computed at rates between 31%-25%, primarily - 25%.

Deferred taxes are recognized in respect of all carry forward losses of the Group, see F.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 20 –	INCOME TAXES (TAXES BENEFITS) (cont.)

E.	Reduction of Corporate Tax Rates

In July 2005, the Israeli Knesset passed the Law for Amending the Income Tax Ordinance (No. 147), 2005, according to which commencing in 2006 the corporate income-tax rate would be gradually reduced, for which a 31% tax rate was established, through 2010, in respect of which a 25% tax rate was established. The effect of this amendment on the Group’s deferred income tax provisions is reflected by an increase of NIS 3,888 thousand in income tax benefit for the year ended December 31, 2005.

F.	Carryforward tax losses of the Group and the Company are NIS 51,044 thousand and NIS 50,271 thousand as of December 31, 2006, respectively.

G.	The Company and its Subsidiaries have tax assessments that are final through the 2002 tax year.

NOTE 21 –	RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties and Subsidiaries

	Consolidated		Company
	As of December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
Trade receivables - AIPM	-	-	102,609	227,368

Trade receivables - related parties	7,188	12,135	-	-

Trade payables - AIPM	62,807	69,854	-	-

Trade payables - related parties	4,714	4,032	133,834	150,862

Other payables and accrued expenses - AIPM	2,402	2,406	2,208	2,406

Other payables and accrued expenses -
related parties	910	3,241	-	-

Capital notes to shareholders	12,675	18,412	12,675	18,412

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 21 –	RELATED PARTIES AND INTERESTED PARTIES (cont.)

B.	Transactions with Related Parties and Subsidiaries

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
Sales to related parties	96,520	103,196	165,596	-	-	-

Sales to Subsidiaries	-	-	-	534,214	462,177	482,698

Cost of sales	106,679	106,076	106,546	9,148	77,930	78,400

Selling expenses, net
(Participation in selling expenses, net)	4,413	5,969	9,875	(8,564)	(450)	1,796

General and administrative expenses	1,234	1,750	1,837	935	1,447	1,480

Financing expenses (income), net	2,361	2,406	1,939	2,361	1,845	2,268

C.	(1)	The Company leases its premises from AIPM and receives services (including electricity, water, maintenance and professional services) under agreements, which are renewed every year.

(2)	The Group is obligated to pay commissions and license fees to NAG.

NOTE 22 –	DISCLOSURE AND PRESENTATION OF FINANCIAL INSTRUMENTS

A.	Credit Risk

The Group’s revenue derives from a large number of customers mainly in Israel and in Europe. Management regularly monitors the balance of trade receivables and the financial statements include an allowance for doubtful accounts based on management’s estimation. Taking the aforementioned into consideration, the exposure to credit risk from trade receivables is immaterial.

Cash and cash equivalents (including amounts in foreign currency) are deposited with major commercial banks in Israel.

B.	Fair Value of Financial Instruments

The financial instruments of the Group consist primarily of non-derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, receivables and other current assets. Non-derivative liabilities include short-term bank credit, trade payables, other current liabilities, long-term loans from banks and capital notes to shareholders. Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements, unless stated otherwise.

The fair value of the long-term loans approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

The Group enters from time to time into off-balance sheet financial instruments for hedging against currency and interest-rate risks.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23 –	COMPANY’S FINANCIAL STATEMENTS IN NOMINAL VALUES FOR TAX PURPOSES

A.	Balance Sheets

	Company
	As of December 31,
	2 0 0 6	2 0 0 5
Current Assets
American Israeli Paper Mills Group, net	243,559	231,715
Other receivables	16,334	14,869
Inventories	74,854	90,454

	334,747	337,038

Long-Term Investments
Investments in Subsidiaries	146	1,312

Fixed Assets, net	153,900	155,315

Long -Term Assets
Deferred Taxes	-	2,555

	488,793	496,220

Current Liabilities
Short term bank credit	96,740	85,871
Current maturities of long-term bank loans	15,243	16,242
Capital notes to shareholders	6,337	18,412
Trade payables	72,458	75,367
Subsidiaries	133,834	148,844
Other payables and accrued expenses	17,220	15,386

	341,832	360,122

Long term liabilities
Long-term bank loans	33,869	21,807
Capital notes to shareholders	6,338	-
Accrued severance pay, net	46	51

	40,253	21,858

Shareholders' Equity	106,708	114,240

	488,793	496,220

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23 –	COMPANY’S FINANCIAL STATEMENTS IN NOMINAL VALUES FOR TAX PURPOSES (cont.)

B.	Statement of Operations

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4
Net sales	534,214	462,177	482,698
Cost of sales	500,916	420,394	417,831

Gross profit	33,298	41,783	64,867

Selling expenses	27,766	35,904	34,598
General and administrative expenses	6,851	6,698	6,444

Operating profit (loss)	(1,319)	(819)	23,825

Financing (expenses) income, net	(6,539)	(11,533)	(7,143)
Other income, net	-	-	48

Income (loss) before income tax benefits	(7,858)	(12,352)	16,730

Income tax benefits	1,492	8,470	-

Income (loss) after income tax benefits	(6,366)	(3,882)	16,730

Equity in net earnings (losses) of Subsidiaries	(1,166)	664	272

Net income (loss) for the year	(7,532)	(3,218)	17,002

C.	Statements of Changes in Shareholders' Equity

	Share Capital	Premium	Retained earnings	Total
Balance - January 1, 2004	1	41,125	59,330	100,456
Changes during 2004:
Net income for the year	-	-	17,002	17,002

Balance - December 31, 2004	1	41,125	76,332	117,458
Changes during 2005:
Loss for the year	-	-	(3,218)	(3,218)

Balance - December 31, 2005	1	41,125	73,114	114,240
Changes during 2006:
Loss for the year	-	-	(7,532)	(7,532)

Balance - December 31, 2006	1	41,125	65,582	106,708

Exhibit 6

HOGLA-KIMBERLY LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

HOGLA-KIMBERLY LTD.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Shareholders' Equity	4
Statements of Cash Flows	5-6
Notes to the Financial Statements	7-36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Hogla – Kimberly Ltd.

We have audited the accompanying balance sheets of Hogla — Kimberly Ltd.(“the Company”) as of December 31, 2006 and 2005, and the consolidated balance sheets as of such dates, and the related statements of operations, changes in shareholders’ equity and cash flows — of the Company and on a consolidated basis – for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973 and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position — of the Company and on a consolidated basis — as of December 31, 2006 and 2005, and the results of operations, changes in shareholders’ equity and cash flows — of the Company and on consolidated basis — for each of the three years in the period ended December 31, 2006, in conformity with generally accepted accounting principles in Israel. In addition, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

As described in Note 2A, the financial statements are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
March 1, 2007

HOGLA-KIMBERLY LTD.
BALANCE SHEETS
(REPORTED AMOUNTS)
(NIS in thousands)

		Consolidated		Company
		December 31,		December 31,
	Note	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
Current Assets
Cash and cash equivalents	3	7,190	35,551	1,358	25,831
Trade receivables	4	263,126	257,899	108,281	120,427
Other receivables	5	53,746	59,805	23,783	14,196
Inventories	6	177,862	148,077	93,867	76,840

		501,924	501,332	227,289	237,294

Long-Term Investments
Capital note of shareholder	7	32,770	32,770	32,770	32,770
Investments in Subsidiaries	8	-	-	166,276	286,133

		32,770	32,770	199,046	318,903

Fixed Assets	9
Cost		547,386	542,377	443,923	419,215
Less - accumulated depreciation		253,245	235,144	208,071	179,400

		294,141	307,233	235,852	239,815

Other Assets
Goodwill	8B	22,338	24,737	-	-
Deferred taxes	21	30,788	26,559	-	-

		53,126	51,296	-	-

		881,961	892,631	662,187	796,012

Current Liabilities
Short-term bank credit		152,856	66,559	43,800	-
Current maturities of long-term bank loans	12	-	20,714	-	-
Trade payables	10	204,936	215,772	121,121	303,710
Other payables and accrued expenses	11	58,040	51,920	32,780	16,115

		415,832	354,965	197,701	319,825

Long-Term Liabilities
Deferred taxes	21	35,364	38,566	33,721	36,003

Commitments and Contingent Liabilities	14

Minority Interest		-	58,916	-	-

Shareholders' Equity
Share capital	15	29,638	29,038	29,638	29,038
Capital reserves		230,153	180,414	230,153	180,414
Translation adjustments relating to
foreign held autonomous Subsidiary		(14,393)	618	(14,393)	618
Accumulated other comprehensive income		(76)	-	(76)	-
Retained earnings		185,443	230,114	185,443	230,114

		430,765	440,184	430,765	440,184

		881,961	892,631	662,187	796,012

/s/ T. Davis	/s/ O. Argov	/s/ A. Shor

T. Davis	O. Argov	A. Schor
Chairman of the Board of Directors	Chief Financial Officer	Chief Executive Officer

Approval date of the financial statements: March 1, 2007.

The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
STATEMENTS OF OPERATIONS
(REPORTED AMOUNTS)
(NIS in thousands)

		Consolidated			Company
		Year ended December 31,			Year ended December 31,
	Note	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
Net sales	16	1,254,908	1,145,981	995,569	617,544	540,002	479,320
Cost of sales	17	883,908	820,715	719,982	496,986	452,694	393,903

Gross profit		371,000	325,266	275,587	120,558	87,308	85,417
Selling and marketing expenses	18	269,223	202,683	193,701	15,531	13,708	15,286
General and
administrative expenses	19	57,906	56,283	41,029	6,110	5,040	4,985

Operating profit		43,871	66,300	40,857	98,917	68,560	65,146
Financing income
(expenses), net	20	(25,627)	752	(1,490)	2,811	34	(4,536)
Other income, net		774	176	903	632	153	205

Income before income taxes		19,018	67,228	40,270	102,360	68,747	60,815

Income taxes	21	(35,903)	(19,527)	(10,244)	(33,733)	(18,895)	(17,627)

Income after income taxes		(16,885)	47,701	30,026	68,627	49,852	43,188
Equity in losses of Subsidiaries		-	-	-	(79,298)	(6,576)	(16,260)
Minority interest in losses
(earnings) of Subsidiary		6,214	(4,425)	(3,098)	-	-	-

Net income (loss) for
the year		(10,671)	43,276	26,928	(10,671)	43,276	26,928

The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(REPORTED AMOUNTS)
(NIS in thousands)

	Share capital	Capital reserves	Translation adjustments relating to foreign held autonomous Subsidiary	Accumulate other comprehensive income	Retained earnings	Total
Balance - January 1, 2004	28,788	156,799	-	-	227,394	412,981
Changes during 2004:
Distribution of bonus shares	250	23,615	-	-	(23,865)	-
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	(3,377)	-	-	(3,377)
Net income for the year	-	-	-	-	26,928	26,928

Balance - December 31, 2004	29,038	180,414	(3,377)	-	230,457	436,532
Changes during 2005:
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	3,995	-	-	3,995
Dividend paid	-	-	-	-	(43,619)	(43,619)
Net income for the year	-	-	-	-	43,276	43,276

Balance - December 31, 2005	29,038	180,414	618	-	230,114	440,184

Changes during 2006:
Shares issued	600	49,739	-	-	-	50,339
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	(15,011)	-	-	(15,011)
Movement in capital reserve
of hedging transactions, net	-	-	-	(76)	-	(76)
Dividend paid	-	-	-	-	(34,000)	(34,000)
Loss for the year	-	-	-	-	(10,671)	(10,671)

Balance - December 31, 2006	29,638	230,153	(14,393)	(76)	185,443	430,765

The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
STATEMENTS OF CASH FLOWS
(REPORTED AMOUNTS)
(NIS in thousands)

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
Cash flows - operating activities
Net income	(10,671)	43,276	26,928	(10,671)	43,276	26,928
Adjustments to reconcile net income to
net cash provided by operating
activities (Appendix A)	(29,096)	(37,622)	30,683	94,802	44,953	60,934

Net cash provided by (used in)
operating activities	(39,767)	5,654	57,611	84,131	88,229	87,862

Cash flows - investing activities
Withdrawal of long-term bank deposit	-	73,648	8,138	-	-	8,138
Capital notes and loans to Subsidiary	-	-	-	(117,128)	(112,314)	-
Merger of subsidiaries	-	-	-	58	-	-
Acquisition of fixed assets	(26,822)	(44,634)	(25,191)	(1,409)	(16,335)	(17,490)
Proceeds from sale of fixed assets	150	293	1,827	75	153	649

Net cash provided by (used in)
investing activities	(26,672)	29,307	(15,226)	(118,404)	(128,496)	(8,703)

Cash flows - financing activities
Dividend paid	(34,000)	(43,619)	-	(34,000)	(43,619)	-
Long-term loans received	-	-	57,672	-	-	-
Repayment of long-term loans	(23,432)	(94,437)	(15,162)	-	-	-
Short-term bank credit	96,156	21,475	(1,087)	43,800	-	(1,087)

Net cash provided by
(used in) financing activities	38,724	(116,581)	41,423	9,800	(43,619)	(1,087)

Translation adjustments of cash
and cash equivalents of foreign
held autonomous Subsidiary	(646)	(193)	(3,784)	-	-	-

Increase (decrease) in cash and
cash equivalents	(28,361)	(81,813)	80,024	(24,473)	(83,886)	78,072
Cash and cash equivalents - beginning of year	35,551	117,364	37,340	25,831	109,717	31,645

Cash and cash equivalents - end of year	7,190	35,551	117,364	1,358	25,831	109,717

The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
APPENDICES TO STATEMENTS OF CASH FLOWS
(REPORTED AMOUNTS)
(NIS in thousands)

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
A. Adjustments to reconcile net income
to net cash provided by
operating activities
Income and expenses items
not involving cash flows:
Minority interest in earnings of
Subsidiary	(6,215)	4,424	3,098	-	-	-
Equity in losses of Subsidiaries	-	-	-	79,390	6,576	16,260
Depreciation and amortization	24,820	25,162	23,468	17,526	15,606	14,702
Deferred taxes, net	(12,408)	(12,740)	(5,011)	(1,560)	1,029	8,512
Gain from sale of fixed assets	37	(293)	(1,162)	16	(153)	(205)
Effect of exchange rate
differences, net	5,332	20	(1,901)	-	-	(258)
Changes in assets and liabilities:
Decrease (increase) in trade
receivables	(12,229)	(41,401)	15,763	478	1,733	1,799
Increase in other receivables	664	(18,974)	(20,938)	(11,079)	(380)	(6,211)
Increase in inventories	(37,114)	(2,357)	(46,919)	(12,211)	(5,655)	(12,646)
(Decrease) increase in trade payables	(8,468)	6,167	49,624	14,137	9,936	8,392
Net change in balances with
related parties	9,179	(10,515)	13,591	2,038	12,395	28,985
Increase in other payables and
accrued expenses	7,306	12,885	1,070	6,067	3,866	1,604

	(29,096)	(37,622)	30,683	94,802	44,953	60,934

B. Assets and liabilities of
mergered subsidiaries:
Working capital (other than cash
and cash equivalents)	-	-	-	200,174	-	-
Fixed assets	-	-	-	3,990	-	-
Investments	-	-	-	(192,929)	-	-
Other assets	-	-	-	-	-	-
Long-term liabilities	-	-	-	(771)	-	-
Short-term liabilities	-	-	-	(10,522)	-	-
C. Non-cash activities
Acquisition of fixed assets on credit	11,091	37,617	18,470	11,091	7,121	11,619

Shares issue to share holders
considering there share in the
merged subsidiaries	50,339	-	-	50,339	-	-

The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 1   —  GENERAL

A.	Description

Hogla Kimberly Ltd. (“the Company”) and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company’s results of operations are affected by transactions with shareholders and affiliated companies (see Note 22).

The Company is owned by Kimberly Clark Corp. ("KC" or the "Parent Company") (50.1%) and American-Israeli Paper Mills Ltd. ("AIPM") (49.9%).

The financial statements of the Company are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

B.	Definitions:

The Company	—	Hogla-Kimberly Ltd.

The Group	—	the Company and its Subsidiaries, a list of which is presented in Note 8D.

Subsidiaries	—	companies in which the Company exercises over 50% ownership and control, directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	—	as defined by Opinion No. 29 of the Institute of Certified Public Accountants in Israel.

Interested Parties	—	as defined by the Israeli Securities Regulations (Preparation of Financial Statements), 1993.

Controlling Shareholder	—	as defined by the Israeli Securities Regulations Presentation of Transactions between a Corporation and its Controlling Shareholder in the Financial Statements), 1996.

NIS	—	New Israeli Shekel.

CPI	—	the Israeli consumer price index.

Dollar	—	the U.S. dollar.

Reported Amound	—	see Note 2A(1) below.

C.	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2  —  SIGNIFICANT ACCOUNTING POLICIES

The following are the principal accounting policies applied in the preparation of the financial statements in a manner consistent with previous years with the exception of the application of the provisions of Standard No. 20 (Revised) – “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee”.

A.	Cessation of Financial Statement Adjustment and Change to Reporting in Reported Amounts — Standard No. 12

(1)	Definitions

Adjusted Amount —historical nominal amount adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel.

Reported Amount — Adjusted Amount plus amounts in nominal terms added subsequent to December 31, 2003, and less amounts subtracted after that date.

(2)	General

In January 2004, Israeli Accounting Standard No. 12 “Cessation of Financial Statements Adjustment” came into effect. Following the initial implementation of Standard No. 12, commencing January 1, 2004, the Group ceased the presentation of its financial statements based on nominal historical cost adjusted for the changes in the exchange rate of the U.S. dollar in relation to the NIS. Effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, including the years ended December 31, 2004 and 2005, the Group’s financial statements are prepared and presented in Reported Amounts.

Comparative figures included in these financial statements relating to the year ended December 31, 2003, are presented in Adjusted Amounts.

The amounts at which non-monetary items are presented in these financial statements do not necessarily represent their realization value or economic value, but solely their Reported Amount.

The Company’s condensed financial statements in nominal values, on the basis of which the Company’s financial statements in Reported amounts and Adjusted Amounts were prepared, are presented in Note 24.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2  —  SIGNIFICANT ACCOUNTING POLICIES (cont.)

A.	Cessation of Financial Statement Adjustment and Change to Reporting in Reported Amounts — Standard No. 12 (cont.)

(3)	Principles of Adjustment applicable for financial statements in reporting amounts

a.	Balance Sheet Items

Non-monetary items (items whose balances reflect historical value at acquisition or upon establishment) are presented at their Adjusted Amounts as of December 31, 2003 plus additions and dispositions occurring subsequent to such date. Additions made subsequent to December 31, 2003 and dispositions of items added subsequent to such date, are presented at their historical nominal value. Dispositions of items added on or prior to December 31, 2003 are presented at their Adjusted Amount.

Monetary items (items whose balance sheet amount reflects their current value or realization value at the balance sheet date) are presented at their nominal value as of the balance sheet date.

Investments in Subsidiaries are presented based on the financial statements of these companies prepared in accordance with the guidance of Standard No. 12.

b.	Statement of Operations Items

Income and expenses reflecting transactions, and financial income and expenses, are presented at their nominal value.

Income and expenses deriving from non-monetary items (mainly depreciation, amortization and changes in inventory) were presented in a manner corresponding to the presentation of the related non-monetary balance sheet item, as illustrated above.

The Company’s share in the results of Subsidiaries is determined based on the financial statements of these companies prepared in accordance with the guidance of Standard No. 12.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2  —  SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Translation of Foreign Operations’ Financial Statements — Standard No. 13

In January 2004, Israeli Accounting Standard No. 13 “Effect of Changes in Foreign Exchange Rates” came into effect. This Standard addresses the translation of transactions denominated in foreign currency, as well as the translation of financial statements of a foreign entity, for inclusion in the financial statements of the reporting company. Standard No. 13 supersedes Clarifications No. 8 and 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which were nullified on the date on which Accounting Standard No. 12 came into effect, as described in A above.

Principles of Translation of financial Statements of Foreign Held Autonomous Subsidiary applicable for financial statements relating to reporting periods ended in December 31, 2006, 2005 and 2004

•	Monetary and non-monetary assets and liabilities of the foreign entity are translated at the closing rate.

•	Statement of operations items and cash flow items of the foreign entity are translated, in general, by the average exchange rate for the reporting period, rather than by the closing rate as was previously required under the applicable accounting literature prior to the date in which Standard No. 13 came into effect (January 1, 2004).

•	All differences resulting from the translation of the foreign entity’s financial statements by the method described above, are included in a separate component of shareholders’ equity as “Translation adjustments relating to foreign held autonomous Subsidiary”.

•	Following the implementation of Standard No. 13, commencing January 2004 goodwill derived from an investment made in another entity is to be treated as one of that entity’s assets. Accordingly, the goodwill associated with the Group’s investment in Ovisan (a Subsidiary located in Turkey) is translated to NIS at the closing rate, rather than at the exchange rate at the date in which said investment was made, as was previously required under the applicable accounting literature in effect through December 31, 2003.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2  —  SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.	Principles of Consolidation

The consolidated financial statements include consolidation of the financial statements of the Company and all its Subsidiaries. Material inter-company balances and transactions of and between Subsidiaries and the Company have been fully eliminated.

The data included in the consolidated financial statements is based on audited financial statements of the Subsidiaries included therein.

The excess cost of an investment in a Subsidiary in Turkey over the net book value upon acquisition of that Subsidiary is allocated to fixed assets and is amortized at the rate applicable to those assets, or upon their realization. The unallocated excess cost deriving from the difference between the fair value of the subsidiary identifiable assets (including intangible assets) over the fair value of the subsidiary identifiable liabilities (after deferred taxes) at the acquisition date reflects goodwill, which is presented in the consolidated balance sheet as “other assets” and has been amortized by December 31, 2005 over about 6.5 years.
See note I below for the accounting for goodwill as of January 1, 2006.

D.	Cash and Cash Equivalents

Cash and cash equivalents include bank deposits, available for immediate withdrawal, as well as unrestricted short-term deposits with maturities of less than three months from the date of deposit.

E.	Allowance for Doubtful Accounts

The allowance for doubtful accounts is generally computed as percentage from the relevant balances, on the basis of historical experience, with the addition of a specific provision in respect of accounts, which on management estimate are doubtful of collection.

F.	Inventories

Inventories are presented at the lower of cost or market value, with cost determined as follows:

Finished products	-	Based on actual production cost.
Raw, auxiliary materials and other	-	Based on moving-average basis.

See also Note 2P below with regards to standard No 26 “Inventory”.

G.	Investments in Subsidiaries

Investments in Subsidiaries are presented using the equity method based on their audited financial statements. In relation to excess cost of investment in Subsidiary in Turkey, see C above.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2  —  SIGNIFICANT ACCOUNTING POLICIES (cont.)

H.	Fixed Assets

Fixed assets are presented at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any option period, where the Company intends to exercise such option, or their useful life.

The annual depreciation and amortization rates are:	%
Buildings	2-4
Leasehold improvements	10-25
Machinery and equipment	5-10
Motor vehicles	15-20
Office furniture and equipment	6-33

Impairment of Long-Lived Assets

Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. According to Standard No. 15 of the Israeli Accounting Standards Board, “Impairment of Assets”, an asset’s recoverable value is the higher of the asset’s net selling price and the asset’s value in use, the latter being equal to the asset’s discounted expected cash flows. If applicable, an impairment charge is recorded at the amount in which the carrying amount of the asset exceeds its recoverable value.

See Note 2P below with regards to standard No. 27 “Fixed Asset”.

I.	Other Assets —Goodwill

As of January 1, 2006 the Company applies Standard No. 20 (revised) “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee” (in this paragraph- “the standard”).

By December 31, 2005 the Company had systematically amortized its goodwill deriving from the Acquisition of investees using the straight line method over periods of 15 years.

As of January 1, 2006 the Company applies the Standard.
In accordance with the standard, goodwill is the unallocated excess cost due to investment in an investee deriving from the difference between the fair value of the investee’s identifiable assets (including intangible assets) over the fair value of its identifiable liabilities (after deferred taxes) at the acquisition date. Goodwill is no longer amortized in a systematic manner, but is examined for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

In case of a realization of an investment in a subsidiary the goodwill will be taken into consideration in determining the profit or loss from the realization.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2  —  SIGNIFICANT ACCOUNTING POLICIES (cont.)

J.	Supplier Discounts

Ongoing discounts granted by suppliers, as well as year end discounts, in respect of which no commitments to meet given targets are required by the Group, are included in the financial statements upon the execution of purchases that grant the Group said discounts. Supplier discounts contingent upon the Group’s fulfillment of certain targets, such as meeting a minimal annual volume (in quantities or amount), or an increase in purchases over previous periods, are included in the financial statements in proportion to the Group’s purchases from suppliers during the reported period, which advance the Group towards the stated targets, only if it is expected that those targets will be reached and the discounts can reasonably be estimated. The estimate of meeting the targets is based, inter-alia, on historical experience, Group’s relationships established with the suppliers and the estimated volume of purchases during the remaining reported period.

K.	Deferred Income Taxes

The Group records deferred income taxes in respect of temporary differences between the carrying values of assets and liabilities in the financial statements and their values for tax purposes, including those that result from depreciation differences on leased property and fixed assets. The Group records deferred-tax assets in respect of temporary differences as well as in respect of carry-forward tax losses so long as it is probable that those assets will be realized in the foreseeable future. The deferred income taxes are computed using the tax rates expected to be in effect at realization according to tax laws that have been substantively enacted by the balance sheet date.

The computation of deferred income taxes has not taken into account taxes that would have been applicable in case of future realization of investments in Subsidiaries, since the Group does not contemplate such realization in the foreseeable future. Moreover, the computation also excludes deferred taxes in respect of dividend distributions within the Group for cases in which such dividend distributions are expected to be tax-exempt.

L.	Dividends

Dividends proposed or declared subsequent to the balance-sheet date, but prior to the financial statements approval date, are presented as a separate component of shareholders’equity.

M.	Revenue Recognition

Revenues are recognized upon shipment, when title has been transferred and collectibility is reasonably assured.

Revenues are presented net of sales incentives, primarily: bonuses granted to chains as a percentage of their purchases (target bonus); volume discounts; and coupons distributed to customers entitling price discounts.

An accrual for estimated returns and sales incentives, computed primarily on the basis of historical experience, is recorded at the time revenues are recognized and deducted from revenues.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2  —  SIGNIFICANT ACCOUNTING POLICIES (cont.)

N.	Freestanding derivative financial instruments

The Company recognizes freestanding derivative financial instruments as either assets or liabilities in its balance sheets and measures those instruments at fair value. Accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For a foreign exchange derivative instrument designated as a cash flow hedge, the effective portion of the derivative is initially reported as a component of shareholders’ equity as accumulated other comprehensive income subsequently recognized into earnings as the hedged item affects earnings. The ineffective portion of the derivative is recognized in earnings immediately. For derivative instruments that are not designated as cash flow hedges, changes in fair value are recognized in earnings according to changes in their fair value.

The Company formally documents all relationships between hedging instruments and hedged items and the risk management objective and strategy for each hedge transaction. At inception of the hedge and quarterly thereafter, the Company performs a correlation assessment to determine whether changes in the fair values or cash flows of the derivatives are deemed highly effective in offsetting changes in the fair values or cash flows of the hedged items. If at any time subsequent to the inception of the hedge, the correlation assessment indicates that the derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting and recognizes all subsequent derivative gains and losses in the results of operations.

O.	Exchange Rates and Linkage Basis

(1)	Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel that were prevailing at the balance sheet date.

(2)	Exchange-rate differences are charged to operations as incurred.

(3)	Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and the Turkish Lira, and in the CPI:

As of:	Representative exchange rate of the Dollar (NIS per $1)	Turkish Lira exchange rate vis-a-vis the U.S. dollar (TL'000 per $1)	CPI "in respect of" (in points)
December 31, 2006	4.225	1,412	184.87
December 31, 2005	4.603	1,351	185.05
December 31, 2004	4.308	1,352	180.74

Increase (decrease) during the year ended:	%	%	%
December 31, 2006	(8.21)	4.54	(0.097)
December 31, 2005	6.85	-	2.38
December 31, 2004	(1.62)	(2.9)	1.20

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2  —  SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Recent Accounting Standards

Standard No. 23 “Accounting for Transactions between an Entity and a controlling party”

In December 2006 the Israeli Accounting Standards Board published Accounting Standard No. 23, “Accounting for Transactions between an Entity and a controlling party (hereinafter – the Standard). The Standard applies to entities subject to the Israeli Securities Law-1968.

The Standard establishes the requirements for accounting for transactions between an entity and its controlling party, which involve asset transfers, assumption of liability, reimbursement or debt concession, and receipt of loans. The Standard does not apply to business combinations between entities under common control.

The Standard stipulates that transactions between an entity and a controlling party will be measured based on fair value; transactions which in nature are owner investments or distributions to owners should be reported directly in equity and not be recognized in the controlled entity’s profit and loss; the differences between the consideration in transactions between an entity and a controlling party and their fair value will be recognized directly in equity. Current and deferred taxes pertaining to the items recognized in equity due to transactions with controlling parties will be recognized directly in equity as well.

The Standard is effective for transactions between an entity and a controlling party taking place subsequent to January 1, 2007 and for loans granted from or given to a controlling party prior to the Standard’s effective date, starting on the Standard’s effective date.

Management is currently examining this new standard, at this stage, it is unable to estimate the standard’s effect, if any, on its financial position, results of operations and cash flows.

Application of Standard No.26 “Inventory”

In August 2006 the Israeli Accounting Standards Board published Accounting Standard No. 26 – “Inventory” (“the Standard”), which outlines the accounting treatment of inventory.

The standard applies to all types of inventory, other than buildings constructed for sale and addressed by Accounting Standard No.2 (“Construction of Buildings for Sale”), inventory of work in progress stemming from performance contracts, addressed by Accounting Standard No.4 (“Work Based on Performance Contract”), financial instruments and biological assets relating to agricultural activity and agricultural production during harvest.

The standard establishes, among other things, that inventory should be stated at the lower between cost and net realizable value. Cost is determined by the first in, first out (FIFO) method or by average weighted cost used consistently for all types of inventory of similar nature and uses. In certain circumstances the standard requires cost determination by a specific identification of cost, which includes all purchase and production costs, as well as any other costs incurred in reaching the inventory’s present stage.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2  —  SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Recent Accounting Standards (cont.)

Application of Standard No. 26 “Inventory” (cont.)

When inventory is acquired on credit incorporating a financing component, the inventory should then be presented at cost equaling purchase cost in cash. The financing component is recognized as a financing expense over the term of the credit period.

Any reduction of inventory to net realizable value following impairment as well as any other inventory loss should be expensed in the current period.

Subsequent elimination of an impairment write-down that stems from an increase in net realizable value will be allocated to operations during the period in which the elimination took place.

This standard will apply to financial statements covering periods beginning January 1, 2007 and onwards and be implemented retroactively.

Management believes that the standard will not affect the Company’s financial position, results of operations and cash flows.

Application of Standard No. 27 “Fixed Asset”

In September 2006 the Israeli Accounting Standards Board published Accounting Standard No. 27 (“Fixed Assets”), which establishes the accounting treatment of fixed assets, including recognition of assets, determination of their book value, related depreciation, losses from impairment as well as the disclosure required in the financial statements.

The standard states that a fixed-asset item will be measured at the initial recognition date based cost which includes, in addition to the purchase price, all the related costs incurred for bringing the item to the position enabling it to operate in the manner contemplated by management. The cost also includes the initial estimate of costs required to dismantle and remove the item, along with the expenses incurred in reconstructing the site on which the item had been placed and in respect of which the entity incurred that obligation when the item had been acquired or following its use over a given period of time not in the production of inventory during that period.

The standard also states that when acquiring assets in exchange for a non-monetary asset or a combination of monetary as well as non-monetary assets, the cost will be determined at fair value unless (a) the barter transaction has no commercial essence or (b) it is impossible to reliably measure the fair value of the asset received and the asset provided. Should the provided asset not be measured at fair value, its cost would equal book value.

Following the initial recognition, the standard permits the entity to implement in its accounting policy the measurement of the fixed assets by the cost method or by revaluation so long as this policy is implemented in regard to all the items in that Company.

Cost method – an item will be presented at net book value, less accumulated impairment losses.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2  —  SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Recent Accounting Standards (cont.)

Application of Standard No. 27 “Fixed Asset” (cont.)

Revaluation method – an item whose fair value can be measured reliably will be presented at its estimated amount, which equals its fair value at the revaluation date, net of depreciation accumulated subsequently and less accumulated impairment losses. Revaluations should take place on a current basis in order to ensure that book value does not materially differ from the fair value that would have been determined on the balance-sheet date. The revaluation of a single item calls for the revaluation of the entire Company and if the asset’s book value rises following this revaluation, this increase should be allocated directly to shareholders’ equity (“revaluation reserve”). Nevertheless, this increase will be recognized as an operating item up to the amount offsetting the decrease from that asset’s revaluation recognized previously as income or loss. Should book value decline following revaluation, this decline will be recognized as an operating item yet allocated directly to shareholders’ equity (“revaluation reserve”) up to the amount leaving any credit balance in that reserve in respect of that asset.

Any fixed asset with a meaningful cost in relation to the item’s total cost should be depreciated separately. Moreover, the depreciation method used will be reviewed at least once at yearend and, if any meaningful change had taken place in the estimated consumption of future economic benefits inherent in the asset, the method should be modified to reflect such changes. This change will be treated as a change in an accounting estimate.

This new standard will apply to financial statements covering periods beginning January 1, 2007 and onwards and implemented retroactively, except for the following:

An entity which chooses on January 1, 2007 the revaluation method will treat the difference between the asset’s estimated book value and its cost as a revaluation reserve at that time.

An entity which did not include in the cost of an item, upon initial recognition, the initial estimate of dismantling and removing costs along with site reconstruction costs will be required to:

1.	Measure the liability on January 1, 2007 in conformity with generally accepted accounting principles;
2.	Compute the amount that would have been included in the cost of the relevant asset, when the liability was initially created, by capitalizing the amount of the liability, as noted in item 1 above at the time when that liability was initially created (“the Capitalized Amount”);
3.	Compute the Capitalized Amount’s accumulated depreciation on January 1, 2007 on the basis of the asset’s useful life at that time;
4.	The difference between the amount to be allocated to the asset, in accordance with items 2 and 3 above and the amount of the liability, based on item 1 above, will be allocated to retained earnings.

The Company is currently examining this new standard; however, at this stage, it is unable to estimate the standard’s effect, if any, on its financial position, results of operations and cash flows.

In January 2007 the Israeli Accounting Standard Board published a proposal for accounting standard no. 28 that amends standard no.27 to allow, at transition, the alternatives allowed under IFRS 1 regarding fixed assets.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2   —   SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Recent Accounting Standards (cont.)

Application of Standard No.29 “Adoption of International Financial Reporting Standards”

In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29 -“Adoption of International Financial Reporting Standards” – IFRS (“the Standard”). According to this Standard, the financial statements of an entity subject to the Israeli Securities Law and authoritative Regulations thereunder, other than foreign corporations as defined by this Law that prepares its financial statements in other than Israeli GAAP, will be prepared for the reporting periods commencing January 1, 2008, including interim periods, in accordance with the IFRS and related interpretations published by the International Accounting Standards Board.

An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only 2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on the IFRS.

Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, “First-time Adoption of IFRS Standards”, which establishes guidance on implementing the transition from financial reporting based on domestic national accounting standards to reporting in accordance with the IFRS.

IFRS No. 1 supersedes the transitional provisions established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts. Nevertheless, IFRS No. 1 grants allowances on certain issues by not applying the retroactive application in respect thereof. In addition, IFRS No. 1 contains certain exceptions with regard to the retroactive application of certain aspects stipulated in other IFRSs.

Management intends to examine the effect of the transition to IFRS, yet at this stage, is unable to estimate the extent of such conversion on the Company’s financial position and results of operations.

Standard No. 29 allows for earlier application in a manner by which applicable entities may convert their financial statements published subsequent to July 31, 2006 to the IFRS. Management has not yet decided whether to early-adopt the IFRS.

NOTE 3  —  CASH AND CASH EQUIVALENTS

	Consolidated		Company
	December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
	NIS in thousands		NIS in thousands
In NIS	464	1,086	335	20
In foreign currencies	6,726	34,465	1,023	25,811

	7,190	35,551	1,358	25,831

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 4  —  TRADE RECEIVABLES

	Consolidated		Company
	December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
	NIS in thousands		NIS in thousands
Domestic - Open accounts	174,509	184,952	1,286	34
- Checks receivable	34,312	36,077	4	35
- Related parties (*)	428	782	104,028	118,302

	209,249	221,811	105,318	118,371

Foreign - Open accounts	70,917	54,364	2,963	2,056
- Related parties	-	668	-	-

	70,917	55,032	2,963	2,056

	280,166	276,843	108,281	120,427
Less - allowance for doubtful accounts	17,040	18,944	-	-

	263,126	257,899	108,281	120,427

(*) Balances with Israeli related parties are linked to the CPI and bear 4% annual interest

The Company’s products are marketed principally by its Subsidiaries.

NOTE 5  —  OTHER RECEIVABLES

	Consolidated		Company
	December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
	NIS in thousands		NIS in thousands
Deferred taxes (Note 21D)	6,641	8,207	1,343	1,493
Prepaid expenses	1,753	1,775	1,419	1,446
Advances to suppliers	5,583	7,549	-	-
Value Added Taxes	26,170	24,345	-	-
Income tax advances, net	10,471	16,230	-	10,906
Loans to employees	689	509	289	245
Related party	-	-	19,851	-
Other	2,439	1,190	881	106

	53,746	59,805	23,783	14,196

NOTE 6  —  INVENTORIES

	Consolidated		Company
	December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
	NIS in thousands		NIS in thousands
Raw and auxiliary materials	84,798	71,426	53,824	39,453
Finished goods	70,043	57,741	18,622	19,499
Spare parts and other	23,021	18,910	21,421	17,888

	177,862	148,077	93,867	76,840

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 7  —  CAPITAL NOTE OF SHAREHOLDER

The capital note of AIPM, denominated in NIS, is not linked and does not bear interest. Repayment date will be mutually agreed upon.

NOTE 8  —  INVESTMENTS IN SUBSIDIARIES

	Company

	December 31,

	2 0 0 6	2 0 0 5

A. Composition	NIS in thousands

Cost of shares	972	972
Capital Injection	182,301	66,270
Equity in post-acquisition earnings, net	90,082	168,024
Merger of subsidiaries (see also E below)	(141,028)	-

Translation adjustments relating to
foreign held autonomous Subsidiary	(8,978)	665

	123,349	235,931

Capital notes (1)	48,689	50,248
Translation adjustments on loans and capital notes	(5,762)	(46)

	42,927	50,202

	166,276	286,133

(1) Non-interest capital notes, denominated in Turkish Lira, with all principle to be repaid in 2025. See also C below.

	Consolidated

	December 31,

	2 0 0 6	2 0 0 5

B. Goodwill (see Note 2C above)	NIS in thousands

Cost	44,927	44,927
Translation adjustments	(3,671)	(1,272)

	41,256	43,655
Less - accumulated amortization	18,918	18,918

	22,338	24,737

C.	Investment in Kimberli Clark Tuketim Mallari Sanayi Ve Ticaret A.S. (“KCTR”) (formerly: Ovisan)

As of December 31, 2006 and 2005, the Group’s investment in KCTR (a Turkish Subsidiary) amounted to NIS 122,379 and 4,358 thousand respectively (including goodwill – see above). In the recent years KCTR incurred significant losses from operations.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 8  —  INVESTMENTS IN SUBSIDIARIES (cont.)

C.	Investment in Kimberli Clark Tuketim Mallari Sanayi Ve Ticaret A.S. (“KCTR”) (formerly: Ovisan) (cont.)

In 2005 and 2006, the Company provided KCTR NIS 213.5 million for the continuation of its on going operations. In addition, the Company has committed to financially support KCTR in 2007. Such finance support may be granted to KCTR either by cash injection, long-term loans, or guaranteed if required so by banks according to the financing needs of KCTR.

D.	Consolidated Subsidiaries

The consolidated financial statements as of December 31, 2006, include the financial statements of the following Subsidiaries:

Ownership and control as of December 31, 2006
%

Hogla-Kimberly Marketing Ltd. ("Marketing")	100.0

Kimberli Clark Tuketim Mallari Sanayi Ve Ticaret
A.S. ("KCTR")	100.0
Mollet Marketing Ltd. ("Mollet")	100.0
H-K Overseas (Holland) B.V	100.0
Subsidiary of H-K Overseas (Holland) B.V.:
Hogla-Kimberly Holding Anonim Sirketi (*)	100.0

*	The company is inactive.

E.	Supplemental Data

In July 2006, the Israeli Tax Authority approved the merger of Rakefet Marketing and trade services Ltd. (Rakefet) and Shikma Ltd. (Shikam) into the Company. According to the merger, the assets and liabilities of Shikma and Rakefet were merged into those of the Company on July 1. 2006, and the Company is in the process of issuing shares to its shareholders, KC and AIPM, in respect of their holdings in Rakefet.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 9  —  FIXED ASSETS

CONSOLIDATED	Buildings (1)	Leasehold improvements	Machinery And equipment	Motor vehicles	furniture and equipment	Total (2)
	NIS in thousands
Cost:
Balance - January 1, 2006	59,838	10,924	441,711	14,312	15,592	542,377
Changes during 2006:
Additions	496	694	15,450	409	1,367	18,416
Dispositions	-	-	(3,327)	(439)	-	(3,766)
Foreign currency
translation adjustments	(3,059)	(131)	(5,745)	(219)	(487)	(9,641)

Balance - December 31, 2006	57,275	11,487	448,089	14,063	16,472	547,386

Accumulated depreciation:
Balance - January 1, 2006	19,194	5,383	186,848	12,482	11,237	235,144
Changes during 2006:
Additions	1,178	769	20,846	1,025	1,056	24,874
Dispositions	-	-	(2,602)	(437)	(611)	(3,650)
Foreign currency
translation adjustments	(620)	(28)	(1,990)	(211)	(274)	(3,123)

Balance - December 31, 2006	19,752	6,124	203,102	12,859	11,408	253,245

Net book value:
December 31, 2006	37,523	5,363	244,987	1,204	5,064	294,141

December 31, 2005	40,644	5,541	254,863	1,830	4,355	307,233

COMPANY
Cost:
Balance - January 1, 2006	25,291	7,670	379,853	2,300	4,101	419,215
Changes during 2006:
Assets of subsidiaries at
merger:	1,058	-	16,051	-	311	17,420
Additions	33	486	8,690	356	25	9,590
Dispositions	-	-	(2,302)	-	-	(2,302)

Balance - December 31, 2006	26,382	8,156	402,292	2,656	4,437	443,923

Accumulated depreciation:
Balance - January 1, 2006	13,236	4,348	156,875	1,810	3,131	179,400
Changes during 2006:
Assets of subsidiaries at
merger:	957	-	12,248	-	226	13,431
Additions	549	153	16,123	394	307	17,526
Dispositions	-	-	(2,286)	-	-	(2,286)

Balance - December 31, 2006	14,742	4,501	182,960	2,204	3,664	208,071

Net book value:
December 31, 2006	11,640	3,655	219,332	452	773	235,852

December 31, 2005	12,055	3,322	222,978	490	970	239,815

(1)	Company – leasehold improvements of industrial buildings on lands leased by the Company from AIPM (until 2006). The lease agreements are renewed annually.

(2)	The majority of the Group’s fixed assets are located in Israel with the remaining located in Turkey.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 10  —  TRADE PAYABLES

	Consolidated		Company
	December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
	NIS in thousands		NIS in thousands
In Israeli currency:
Open accounts	95,810	114,140	38,755	51,292
Related parties	22,199	19,690	36,221	205,037
In foreign currency:
Open accounts	70,251	71,935	38,774	42,177
Related parties	16,676	10,007	7,381	5,204

	204,936	215,772	121,121	303,710

NOTE 11  —  OTHER PAYABLES AND ACCRUED EXPENSES

	Consolidated		Company
	December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
	NIS in thousands		NIS in thousands

Accrued income taxes,
net of advances	11,303	12,621	10,711	-
Accrued payroll and related
expenses	26,239	24,101	12,763	11,498
Value Added Tax	7,051	5,462	6,565	2,329
Advances from customers	318	1,099	-	-
Other	13,129	8,637	2,741	2,288

	58,040	51,920	32,780	16,115

NOTE 12  —  LONG-TERM BANK LOANS

	Interest rate	Consolidated December 31,
	%	2 0 0 6	2 0 0 5
Composition		NIS in thousands
In U.S. dollar	Libor +1.22-1.63	-	20,714
Less - current maturities		-	20,714

		-	-

NOTE 13  —  SEVERANCE PAY

Obligations of the Group for severance pay to its employees are covered by current payments to pension and severance funds. Accumulated amounts in the pension and severance funds are not under the control or administration of the Group, and accordingly, neither those amounts nor the corresponding accruals are reflected in the financial statements.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 14  —  COMMITMENTS AND CONTINGENT LIABILITIES

A.	Commitments

(1)	The Group is obligated to pay royalties to a shareholder — see also Note 23B.

(2)	The Company and its Subsidiaries lease certain of their facilities under operating leases for varying periods with renewal options. Future minimum lease rentals as of December 31, 2006 are as follows:

	Consolidated	Company
	NIS in thousands
2007	14,170	6,643
2008	7,535	669
2009	7,535	669
2010	7,535	669
2011 and thereafter	79,373	673

	116,148	10,031

B.	Guarantees

(1)	The Company is contingently liable in respect of a guarantee securing bank loans provided to a Subsidiary, the balance of which as of December 31, 2006 amounted to NIS 109,056 thousand.

(2)	As part of their normal course of business, the Company and its Subsidiaries provided third parties with bank guarantees for contract performance, the balance of which as of December 31, 2006 amounted to NIS 1,091 thousand.

C.	Legal proceedings

(1)	The Company received in November, 2003 a claim and a petition that was filed in the Tel-Aviv district court for the approval of a class action suit against the Company. According to the petition the Company has reduced the number of units of diapers in a package of its “Huggies Freedom” brand, and thus misled the public according to the Israeli Consumer Protection Act. The plaintiffs estimate the scope of the class action to be NIS 18 million. The Company rejects the claim and defended itself against the action. In addition, a court hearing took place in which plaintiff’s and defendant’s witnesses were cross- examined, and plaintiff submitted its closing statement. Based on the opinion of the Company’s legal counsel for this matter, the Company’s management is unable, at this stage, to estimate the possible outcome of the lawsuit. However, based on the legal counsels’ opinion, the Company’s management estimates that the Company has good defense claims against recognizing the petition as a class action, and it is probable that its defense will be accepted. Therefore, no provision was recorded in the financial statements in respect of this claim.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 14  —  COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

C.	Legal proceedings (cont.)

(2)	In February 2004, a former customer filed a lawsuit against the Company. This lawsuit is a part from multi-suppliers lawsuit, filed by the customer claiming for one billion NIS from the Company and each other supplier for alleged damages. The customer asked for discharge from legal fee and the request was denied. The customer appealed and was denied again. Customer faild to pay legal fee, and therefore court erased his lawsuit. The customer appealed again. Due to the preliminary stage of the proceedings, management is unable to estimate the possible outcome of the lawsuit. However, based on the Company’s legal counsels, management estimates that the Company has valid arguments to oppose the lawsuit, and it is probable that its arguments will be accepted. Therefore, no provision was recorded in the financial statements relating to this lawsuit.

(3)	On August 23, 2006 a petition was filed against the Company in the Tel-Aviv district court for the approval of a class action suit against the Company. According to the petition the Company has reduced the number of diapers in the “Titulim Premium” brand Packages, and thus misled the public according to the Israeli Consumer Protection Act. The plaintiff estimates the scope of the class action to be NIS 47 million. The Company rejects the claim and defended itself against the action. Based on the opinion of the Company’s legal counsel for this matter, the Company’s management is unable, at this stage, to estimate the possible outcome of the lawsuit. However, based on the legal counsels’ opinion, the Company’s management estimates that the Company has good defense claims against recognized the petition as a class action, and it is probable that its defense will be accepted.

The Company can not evaluate, at this early stage the exposure of the claim if any, and did not record a reserve.

(4)	On December 10, 2006 a petition was filed against the Company in the Tel-Aviv district court for the approval of a class action suit against the Company. According to the petition the Company has reduced the number of Tissue paper in the “Kleenex Premium” Packages brand, and thus misled the public according to the Israeli Consumer Protection Act. The plaintiff estimates the scope of the class action to be NIS 43 million The Company rejects the request and acting to dismiss it. Based on the legal counsels’ opinion, the Company’s management estimates that the Company has good defense claims against recognized the petition as a class action, and it is probable that its defense will be accepted. The Company can not evaluate, at this early stage the exposure of the claim if any, and did not record a reserve.

(5)	On January 02, 2007 a petition was filed against the Company in the Tel-Aviv district court for the approval of a class action suit against the Company. According to the petition the Company has reduced the number of Wet Wipes in the “Titulim premium wet wipes” Packages, and thus misled the public according to the Israeli Consumer Protection Act. The plaintiff estimates the scope of the class action to be NIS 28 million. The Company rejects the request and acting to dismiss it. Based on the legal counsels’ opinion, the Company’s management estimates that the Company has good defense claims against recognized the petition as a class action, and it is probable that its defense will be accepted. The Company can not evaluate, at this early stage the exposure of the claim if any, and did not record a reserve.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 14  —  COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

C.	Legal proceedings (cont.)

(6)	In July 2005, Clubmarket Marketing Chains Ltd. (“Clubmarket”), a customer of the Company and one of the largest retail groups in Israel, applied for the regional court in Tel-Aviv (“Court”) for a staying of procedures by creditors. The court protection was granted until August 17, 2005. As a result, in the second quarter of 2005 a provision of NIS 10.6 million for doubtful accounts was recorded, which is included in the general and administrative expenses line item. In the third quarter of 2005, Shufersal, Israel’s biggest retail chain, won a bid supervised by the Court for the purchase of the stores, operations and inventories of Clubmarket. In December 2005, the Court approved a creditors settlement submitted by the trustees, according to which, amongst other matters, the Company is to receive about 51% of Clubmarket’s debt to the Company. The settlement is subject to various conditions, including reaching an understanding between the trustees and the Company about the exact amount Clubmarket is to pay the Company, and crystallizing certain material issues between the trustees and the Israeli Tax Authorities. Due to said uncertainties relating to the exact amounts to be paid, and based on the opinions of the Company’s legal advisors for this matter, management cannot estimate, at this stage, the exact payout of Clubmarket’s debt to the Company as a result of said settlement. The remaining net balance of Clubmarket as of December 31, 2006, that is in excess of the doubtful accounts provision recorded in the financial statements, is approximately NIS 1 million (excluding VAT).

NOTE 15  —  SHARE CAPITAL

A.	Composition of Share Capital in Nominal NIS as of December 31, 2006 and 2005:

	Number of Shares (*)
	Authorized	Issued and fully paid up
Ordinary Shares of NIS 1.00 par value	11,000,000	8,263,473

(*)	As of December 31, 2006 the Company has commenced a process of registering 600 shares by the registrar of companies. The shares were issued to the shareholders of the Company as part of the merger process (see also note 8E).

B.	In connection with the Company’s approved enterprise program, following the Company’s Board of Directors decision in September 2004, the Company’s issued its shareholders in 2004, 250,000 bonus shares with a premium of NIS 94.46 for each share.

C.	Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 16 —  NET SALES

		Consolidated
		Year ended December 31,
		2 0 06	2 0 0 5	2 0 0 4
		NIS in thousands
A.	Foreign sales (principally in Turkey)	211,637	173,966	96,128

B.	Sales to major customers	%	%	%
	(as percentage from total net sales)
	Customer A	13.6	10.7	11.0
	Customer B	11.0	9.8	9.9

NOTE 17  —  COST OF SALES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
	NIS in thousands			NIS in thousands
Purchases (*)	663,804	614,281	558,155	299,670	276,319	239,402
Salaries and related expenses	95,158	88,175	85,167	73,843	67,792	62,870
Manufacturing expenses	114,212	100,371	87,201	103,223	93,487	84,717
Depreciation	21,717	18,757	17,244	17,402	15,568	14,674

	894,891	821,584	747,767	494,138	453,166	401,663

Change in finished
goods inventory	(10,983)	(869)	(27,785)	2,848	(472)	(7,760)

	883,908	820,715	719,982	496,986	452,694	393,903

(*)	The purchases of the Company are related to manufacturing operations. Consolidated purchases in excess of Company purchases relate principally to commercial operations.

NOTE 18  —  SELLING EXPENSES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
	NIS in thousands			NIS in thousands
Salaries and related expenses	66,024	61,574	57,003	664	-	-
Maintenance and
transportation expenses	45,687	40,153	42,283	10,321	8,925	7,206
Advertising and sales promotion	80,189	49,375	59,264	68	2,577	6,373
Commissions to distributors	31,917	19,067	5,130	-	-	-
Royalties	25,864	23,703	21,318	4,053	2,157	1,679
Depreciation	2,534	3,022	3,687	106	38	28
Other	17,008	5,789	5,016	319	11	-

	269,223	202,683	193,701	15,531	13,708	15,286

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 19  —  GENERAL AND ADMINISTRATIVE EXPENSES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
	NIS in thousands			NIS in thousands
Salaries and related expenses	28,457	19,927	15,837	2,458	2,699	2,387
Administrative and computer
services	10,234	9,189	10,150	2,354	1,417	1,640
Services provided by
Shareholder	1,177	1,194	1,188	284	199	238
Office maintenance	5,120	4,804	4,632	384	198	230
Depreciation	611	560	522	10	-	-
Goodwill amortization	-	3,030	2,832	-	-	-
Provision for doubtful accounts	1,865	10,327	2,144	173	-	-
Other	10,442	7,252	3,724	447	527	490

	57,906	56,283	41,029	6,110	5,040	4,985

NOTE 20  —  FINANCING INCOME (EXPENSES), NET

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
	NIS in thousands			NIS in thousands
Interest on long-term bank loans	-	(6,330)	(2,673)	-	-	-

Interest on Short-term bank loans	(28,323)	-	-	(1,681)	-	-

Exchange rate differences	5,646	3,092	-	3,722	2,308	-

Finance Expenses from
derivative	(676)	-	-	(676)	-	-

Interest from long-term and
short-term bank deposits	465	3,929	1,464	426	1,300	463

Interest expenses to tax authorities	1,006	653	-	1,027	-	-

The majority of the remaining balances of the consolidated financial income (expenses) for each of the periods presented are comprised of exchange rate differences.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 21  —  INCOME TAXES

A.	Composition

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
	NIS in thousands			NIS in thousands
Current taxes	35,607	32,267	16,258	29,469	17,866	9,952
Taxes in respect of
prior years	9,685	-	(1,003)	7,131	-	(837)
Deferred taxes - D. below	(9,389)	(12,740)	(5,011)	(2,867)	1,029	8,512

	35,903	19,527	10,244	33,733	18,895	17,627

B.	The Company and its Israeli Subsidiaries are subject to the Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. Non-Israeli Subsidiaries are subject to income tax provisions of their home country. The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1969. The principal benefit that the Company is entitled to under this law is accelerated depreciation rates and reduced tax rates.

During 2002, the Company’s program for the establishment of a new facility for manufacturing paper was granted Approved Enterprise status in accordance with the Law for the Encouragement of Capital Investments, 1959, under “alternative benefits” track. The approval program is for total investments of approximately NIS 97 million. According to the terms of the program, income derived from the Approved Enterprise will be tax-exempt for a period of 10 years commencing in the year in which the program was substantially completed. Distribution of dividends from tax exempt profits of the Approved Enterprise will be subject to income tax at a rate equal to the income tax rate of the Approved Enterprise had the Company not elected the alternative benefits track. The Company completed the investments relating to the new facility and commenced its operations during 2003.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 21  —  INCOME TAXES (cont.)

C.	Reconciliation of the statutory tax rate to the effective tax rate:

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
	NIS in thousands			NIS in thousands
Income before income taxes	19,018	67,228	40,270	102,360	68,747	60,815

Statutory tax rate (see E. below)	31%	34%	35%	31%	34%	35%
Tax computed by statutory tax rate-	5,896	22,858	14,095	31,732	23,374	21,285

Tax increments (savings) due to:
Income in reduced tax rate	11,163	1,112	(161)	(893)	-	(2,433)
Non-deductible expenses	1,550	4,352	1,454	1,781	40	6
Non-taxable income	-	(1,144)	(455)	-	-	(87)
Unrecorded deferred taxes in
connection with tax loss carry forward	-	450	-	-	-	-
Change in deferred taxes due
decrease in tax rate in Turkey	13,449	-	-	-	-	-
Reduction in corporate tax rates
(E. below)	(938)	(5,361)	(1,594)	(1,639)	(5,476)	(1,573)
Differences arising from
basis of measurement (*)	(232)	(1,664)	(2,821)	666	813	537
Income taxes for prior years	4,863	-	(1,003)	2,306	-	(837)
Other differences, net	152	(1,076)	729	(220)	144	729

	35,903	19,527	10,244	33,733	18,895	17,627

(*)	For 2006, 2005 and 2004 — In Israel, Reported Amounts (NIS) for financial reporting purposes vis-a-vis the consumer price index for tax purposes; In Turkey — U.S. dollar for financial reporting purposes vis-a-vis the Turkish Lira for tax purposes.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 21  —  INCOME TAXES (cont.)

D.	Deferred Taxes

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
	NIS in thousands			NIS in thousands
Balance as of
beginning of year	3,800	17,669	23,910	34,510	33,481	24,969
Changes during the year	(7,108)	(7,473)	(3,417)	(493)	6,505	10,085
Adjustment due to change
in income tax rates	(938)	(5,361)	(1,594)	(1,639)	(5,476)	(1,573)
Foreign currency
translation adjustments	2,181	(1,035)	(1,230)	-	-	-

Balance as of end of year	(2,065)	3,800	17,669	32,378	34,510	33,481

	Consolidated		Company
	December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
	NIS in thousands		NIS in thousands
Deferred taxes are presented in the
balance sheets as follows:

Long-term liabilities (in respect of depreciable assets)	35,364	38,566	33,721	36,003
Other receivables (in respect of temporary differences)
- Note 5	(6,641)	(8,207)	(1,343)	(1,493)
Other assets	(30,788)	(26,559)	-	-

	(2,065)	3,800	32,378	34,510

For 2006 — Deferred taxes were computed at rates between 20%-29%, primarily – 20%. For 2005 — Deferred taxes were computed at rates between 26.5%-33%, primarily –26.5%.

As of December 31, 2006 carryforward tax losses deriving from the Turkish subsidiary sam up to NIS 185 millions.
Deferred tax assets due to the said carryforward tax losses were recorded under management assumption that they will be utilized by the five years limitation in accordance to the Turkish tax laws and based on the new business structure in Turkey.

E.	Reduction of Corporate Tax Rates

1.	In July 2005, the Israeli Knesset passed the Law for Amending the Income Tax Ordinance (No. 147), 2005, according to which commencing in 2006 the corporate income-tax rate would be gradually reduced, for which a 31% tax rate was established, through 2010, in respect of which a 25% tax rate was established. For the effect of the reduction in tax rates, see D. above.

2.	During the second quarter of 2006 the corporate tax in Turkey was reduced from 30% to 20%. The change in the corporate tax resulted in additional tax expenses in the amount of NIS 10.6 millions which reflected the impact on the deferred tax assets.

F.	The Company and one of its subsidiaries are “Industrial Companies” as defined in the Israeli Law for the Encouragement of Industry (Taxes)-1969. Based on this Law, the Company and that subsidiary file consolidated tax returns.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 21  —  INCOME TAXES (cont.)

G.	Following a tax assessment of the company’s tax return, performed by the tax authorities in Israel with respect of tax-years 2003 and 2002 the company recorded additional provision for tax expenses, in the amount of NIS 4.2 millions for the year ended December 31, 2006.

I.	The Company and its subsidiary Shikma Ltd. possess final tax assessments through 2003. Hogla Kimberly Marketing Ltd., a subsidiary of the Company, posseses final tax assessments through 2004.

Mollet Marketing Ltd., a subsidiary of the Company, posseses final tax assessments through 2002.

NOTE 22 — RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	Consolidated		Company
	December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
	NIS in thousands		NIS in thousands
Trade receivables (*)	2,991	1,450	2,564	-

Capital note - shareholder	32,770	32,770	32,770	32,770

Other receivables	-	-	20,853	-

Loans - Subsidiaries	-	-	46,043	46,043

Capital injection - Subsidiaries	-	-	186,438	70,405

Trade payables (*)	70,806	29,536	38,422	22,090

    (*)        Company — excludes Subsidiaries. See also Notes 4 and 11.

B.	Transactions with Related Parties and Subsidiaries

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
	NIS in thousands			NIS in thousands
Sales to related
parties	27,552	28,355	3,326	1,743	-	-

Sales to Subsidiaries	-	-	-	598,384	516,625	463,329

Cost of sales	150,350	157,073	162,096	86,879	73,951	58,254

Royalties to the
shareholders	24,632	22,922	20,408	4,053	2,157	1,619

General and
administrative
expenses (*)	9,966	9,381	8,969	1,863	1,615	1,878

    (*)        Company — excludes Subsidiaries.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 23  —  DISCLOSURE AND PRESENTATION OF FINANCIAL INSTRUMENTS

A.	Credit Risk

The revenues of the Group’s principal Subsidiaries are derived from two major customers and a large number of smaller customers. Management regularly monitors the balance of trade receivables and the financial statements include an allowance for doubtful accounts based on management’s estimation. Taking the aforementioned into consideration, the exposure to credit risk from trade receivables is immaterial.

Cash and cash equivalents and long-term deposits are deposited with major banks in Israel and abroad. Therefore, it is not expected that such banks will fail to meet their obligations.

B.	Fair Value of Financial Instruments

The financial instruments of the Group consist primarily of non-derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, receivables and other current assets. Non-derivative liabilities include trade payables and other current liabilities. Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements, unless stated otherwise.

Due to the fact that as of December 31, 2006, the terms of the capital note of shareholder do not include determined payment dates, fair value based on present values cannot be established. Accordingly, the fair value of the capital note is not disclosed in the financial statements.

As of December 31, 2005 the Company had entered into 30 hedge transaction in respect of anticipated purchases amounting to NIS 35.8 million, (in U.S. dollar and Euro currency).

The hedge transactions are shown in the balance sheet at fair value. The fair value of future transactions is based on future exchange rates, as quoted the balance sheet date.

As of December 31, 2006 the fair value of the cash flow hedging transaction is a net liability of NIS 0.228 million.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 24  —  COMPANY’S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX PURPOSES

A.	Balance Sheets

	Company

	December 31,

	2 0 0 6	2 0 0 5

	NIS in thousands

Current Assets
Cash and cash equivalents	1,358	25,831
Trade receivables	108,281	120,427
Other receivables	22,511	12,739
Inventories	93,867	76,840

	226,017	235,837

Long-Term Investments
Capital note of shareholder	32,770	32,770
Investments in Subsidiaries	161,183	276,288

	193,953	309,058

Fixed Assets, net	226,330	229,378

	646,300	774,273

Current Liabilities
Short-term bank credit	43,800	-
Trade payables	121,121	303,710
Other payables and accrued expenses	32,780	16,115

	197,701	319,825

Shareholders' Equity	448,599	454,448

	646,300	774,273

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 24  —  COMPANY’S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX PURPOSES (cont.)

B.	Statement of Operations

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4
	NIS in thousands
Net sales	617,544	540,002	479,320

Cost of sales	495,856	451,703	392,376

Gross profit	121,688	88,299	86,944

Selling expenses	15,532	13,861	15,283

General and administrative expenses	6,107	5,040	4,985

Operating profit	100,049	69,398	66,676

Financing income (expenses), net	2,811	189	(4,541)

Other income	632	153	282

Income before income taxes	103,492	69,740	62,417

Income taxes	36,601	17,866	9,115

Income after income taxes	66,891	51,874	53,302

Equity in net earnings (losses) of
Subsidiaries	(77,898)	(9,466)	16,505

Net income (loss) for the year	(11,007)	42,409	36,797

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 24  —  COMPANY’S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX PURPOSES (cont.)

C.	Statements of Changes in Shareholders’ Equity

	Share capital	Capital reserves	Translation adjustments relating to foreign held autonomous Subsidiary	Retained earnings	Accumulate other comprehensive income	Total
	NIS in thousands
Balance - December 31, 2003	8,263	132,127	-	277,853	-	418,243

Changes during 2004:
Dividend paid
Distribution of bonus shares	250	23,615	-	(23,865)	-	-
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	(3,377)	-	-	(3,377)
Net income for the year	-	-	-	36,797	-	36,797

Balance - December 31, 2004	8,513	155,742	(3,377)	290,785	-	451,663

Changes during 2005:
Dividend paid				(43,619)	-	(43,619)
Translation adjustments	-	-	-
relating to foreign held
autonomous Subsidiary	-	-	3,995	-	-	3,995
Net income for the year	-	-	-	42,409	-	42,409

Balance - December 31, 2005	8,513	155,742	618	289,575	-	454,448

Changes during 2006:
Shares issued	600	49,097		-		49,697
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	(10,463)	-	-	(10,463)
Changes in fair value of
financial instruments	-	-	-	-	(76)	(76)
Dividend paid	-	-	-	(34,000)	-	(34,000)
Loss for the year	-	-	-	(11,007)	-	(11,007)

Balance - December 31, 2006	9,113	204,839	(10,463)	244,568	(76)	448,599